As filed with the Securities and Exchange Commission on January 30, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NAVIOS LOGISTICS FINANCE (US) INC.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands Delaware	4731	N/A 71-1053153
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

SEE TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Luis A. de Herrera 1248,

World Trade Center, Torre B.,

Montevideo, Uruguay

(011) +(30) (210) 417-2050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trust Company of the Marshall Islands, Inc.

Trust Company Complex, Ajeltake Island

P.O. Box 1405

Majuro, Marshall Islands MH96960

(011) +30 210 429 3223

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart H. Gelfond, Esq.

Vasiliki B. Tsaganos. Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

(212) 859-8000

(212) 859-4000 – Facsimile

Approximate date of commencement of proposed exchange offer: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i)(Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d)(Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount Being Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
9 1/4% Senior Notes due 2019	$200,000,000	100%	$200,000,000	$22,920
Guarantees of 9 1/4% Senior Notes due 2019	$200,000,000	(2)	(2)	(2)
Total Registration Fee	—	—	—	$22,920

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to 457(f) under the Securities Act of 1933, as amended.
(2)	No separate filing fee is required pursuant to Rule 457(n) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number
Corporacion Navios S.A.	Uruguay	N/A
Nauticler S.A.	Uruguay	N/A
Compania Naviera Horamar S.A.	Argentina	N/A
Compania de Transporte de Fluvial Internacional S.A.	Uruguay	N/A
Ponte Rio S.A.	Uruguay	N/A
Petrovia Internacional S.A.	Uruguay	N/A
Merco Par S.A.C.I.	Paraguay	N/A
Navegacion Guarani S.A.	Paraguay	N/A
Hidrovia OSR S.A.	Paraguay	N/A
Merco Fluvial S.A.	Paraguay	N/A
Petrolera San Antonio S.A.	Paraguay	N/A
Stability Oceanways S.A.	Panama	N/A
Navarra Shipping Corporation	Marshall Islands	N/A
Pelayo Shipping Corporation	Marshall Islands	N/A
Varena Maritime Services S.A.	Panama	N/A
Thalassa Energy S.A.	Argentina	N/A
HS Tankers Inc.	Panama	N/A
HS Navigation Inc.	Panama	N/A
HS Shipping Ltd. Inc.	Panama	N/A
HS South Inc.	Panama	N/A

(1)	The address for each of the additional registrant guarantors is Luis A. de Herrera 1248, World Trade Center, Torre B., 12th Floor Montevideo, Uruguay.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 30, 2012

PROSPECTUS

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Exchange Offer for

$200,000,000 9 1/4% Senior Notes due 2019

We are offering to exchange up to $200,000,000 of our 9 1/4% senior notes due 2019, which will be registered under the Securities Act of 1933, as amended, for up to $200,000,000 of the outstanding 9 1/4% senior notes due 2019 which we issued on April 12, 2011. We are offering to exchange the exchange notes for the outstanding notes to satisfy our obligations contained in the registration rights agreement that we entered into when the outstanding notes were sold pursuant to Rule 144A and Regulation S under the Securities Act. The terms of the exchange notes are identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

The exchange offer will expire at 5:00 p.m., New York City time on              , 2012, unless we extend it.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should consider carefully the “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

The date of this prospectus is                  , 2012.

This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information provided by other sources is accurate or complete. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the exchange offer and the notes, including the merits and risks involved.

i

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read the entire prospectus, including our consolidated financial statements and the related notes and the “Risk Factors” included elsewhere in this prospectus. Unless otherwise specified or unless the context otherwise requires, in this prospectus, “Navios Logistics,” “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Marshall Islands corporation. References to the “Co-Issuer” and “Logistics Finance” are to Navios Logistics Finance (US) Inc., our wholly owned subsidiary incorporated in Delaware that was formed solely for the purpose of serving as a co-issuer and guarantor of our debt securities and that does not have any material assets or operations. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Marshall Islands corporation. Navios Holdings, which along with its affiliates is our controlling stockholder, does not guarantee the outstanding notes and will not guarantee the exchange notes. The data related to our fleet, including without limitation the number of our owned vessels and deadweight tons, or “dwt”, reflected in this prospectus is as of January 30 ,2012. This prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

The information and data under “Market Opportunity” and elsewhere in this summary and this prospectus relating to the Hidrovia and regional waterborne transportation industry have been provided in the form and context in which they are included with the consent of Drewry Maritime Research, or Drewry. Drewry has based its analysis on information drawn from published and private industry sources and in this context advises us that (i) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (ii) industry data is derived from information in Drewry’s database which has been assembled through Drewry’s methods of compilation, and (iii) while Drewry has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. We serve the storage and marine transportation needs of our customers through our port terminal, river barge and coastal cabotage operations. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Maritime Holdings Inc., is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River in the United States. According to Drewry, the countries along the Hidrovia accounted for approximately 51% of world soybean production in 2010, as compared to 32% in 1995. Soybean production in the region has grown from 2000 to 2010 by a compounded annual growth rate, or CAGR, of 6.6%, including 9.0% for Paraguay and 49% for Uruguay. In addition to grain commodities, in the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 6.0 million metric tons in 2010, representing a CAGR of 16.3%. We believe the Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure in that area.

We have a diverse customer base including global petroleum, agricultural and mining companies. Our customers include affiliates of Archer Daniels Midland Company (“ADM”), Bunge Limited (“Bunge”), Cargill, Incorporated (“Cargill”), Exxon Mobil Corporation (“Esso”), Glencore International AG (“Glencore”), Louis Dreyfus SAS (“Louis Dreyfus”), Petróleo Brasilero S.A. (“Petrobras”), Petropar SA (“Petropar”) (the national oil company of Paraguay), Repsol YPF S.A. (“Repsol”), Royal Dutch Shell plc (“Shell”), and Vale S.A. (“Vale”). We

have a long history of operating in the Hidrovia region, having been founded in 1955 by one of our predecessor companies that operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as Exxon Mobil Corporation, Petrobras Group, YPF Repsol and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships. Between January 1, 2008 and December 31, 2010, we have grown our time charter, voyage and port terminal revenues and sales of refined oil products by 74.4% and our net income attributable to our common stockholders by 63.4%.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 293 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, which operate in our cabotage business. We have combined our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer end-to-end logistics solutions for both our dry and liquid port customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), and liquefied cargo (liquefied petroleum gas or LPG). Between January 1, 2008 and December 31, 2011, we have grown our fleet from approximately 123 to 303 vessels, including barges, pushboats and tankers. For the same period in our dry port terminal in Uruguay, we added 80,000 metric tons of storage capacity in 2009 reaching a total capacity of 360,000 metric tons, and we installed a newly constructed grain drying and conditioning facility which has been operational since May 16, 2011 and has a static capacity of 7,000 metric tons. We are currently constructing a new silo with 100,000 metric tons of storage capacity which is expected to be completed in March 2012 and will increase the total storage capacity of the dry port to 460,000 metric tons. In our liquid port in Paraguay, we added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and we are currently constructing two additional storage tanks with combined capacity of 7,100 cubic meters which are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

We seek to maintain predictable revenues across our businesses through a mix of long term storage and transshipment contracts for our ports and time charters and Contracts of Affreightment (“CoAs”) for our fleet. In our dry port terminal, we typically sign three to five year contracts with our customers. In our barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. For the year ended December 31, 2010 and for the nine month period ended September 30, 2011, approximately 62.2% and 78.3%, respectively, of our time charter, voyage and port terminal revenues was generated from fixed contracts. Revenues across our businesses are predominantly denominated in U.S. dollars and, in 2010 and the first nine months of 2011, 89.2% and 91.0%, respectively, of our total revenue was denominated in U.S. dollars.

We believe our dry terminal in Nueva Palmira, Uruguay, located at the confluence of the Parana and Uruguay rivers, is the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Our dry port terminal is located in an international tax-free zone. In 2010, 3.9 million tons of dry cargo were moved through the terminal, as compared to 3.1 million tons of dry cargo in 2009. During the nine month period ended September 30, 2011, 3.0 million tons of dry cargo were moved as compared to 3.0 million tons of dry cargo in the same period in 2010. We currently have eight silos (some with internal separations) with total storage capacity of 360,000 tons. We have started the construction of a ninth silo with approximately 100,000 metric tons capacity which is expected to be completed in March 2012. On May 16, 2011, we completed the installation of a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal. The drying and conditioning facility is focused primarily on Uruguayan soy for export and serves the needs of our customers for grain products that meet the quality standards required by international buyers.

We believe our liquid port terminal in San Antonio, Paraguay, located approximately 17 miles by river from the Paraguayan capital of Asuncion, is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our liquid port terminal has a current capacity of 38,560 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Approximately 337,385 cubic meters of liquid fuels (primarily diesel and naphtha) moved through our wet port terminal in 2010 as compared to 258,500 cubic meters in 2009. Approximately 217,825 cubic meters of liquid fuels (primarily diesel and naphtha) moved through our wet port terminal in the nine month period ended September 30, 2011 as compared to 265,395 cubic meters in the same period of 2010. We are constructing two new storage tanks at our wet port facility in Paraguay with a total capacity of 7,100 cubic meters to meet Paraguay’s growing demands for energy, which are expected to be completed in the first half of 2012.

Our current core fleet consists of a total of 303 vessels, barges and pushboats of which 276 are owned by us and 27 are chartered-in under long-term charter-in contracts. The following is the current core fleet as of January 27, 2012.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Type
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)	45	125,500 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	297

Product Tanker Fleet	Year Built	DWT	Type
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Stavroula (4)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.

(2)	23 Tank Barges are chartered-in with total capacity of 58,700 m3.

(3)	Serving in the Argentine cabotage business.

(4)	The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

Based on data from Drewry, in the Argentine cabotage trade, we operate the largest cabotage fleet in terms of capacity and one of the youngest fleets, consisting of six double-hulled product tankers and two self-propelled barges. We own four product tanker vessels and charter-in two additional product tanker vessels, representing a total capacity of 81,224 dwt. We also own two self-propelled barges, with a total capacity of 11,600 cubic meters. According to Drewry, the average age of the tankers in our market is 10 years, with 22% of the tanker vessels in our market having an age of 20 years or older. By comparison, our tanker fleet has an average age of approximately two years. Given that the MARPOL regulations require the retirement of all single-hull tanker vessels in the market by 2015, we believe our modern tanker fleet provides us with a competitive advantage.

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The time charter agreements of our product tanker vessels have a remaining average duration of 1.1 years. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Our non-provisional licenses expire at various times between June 2012 and November 2013. Upon expiration, the licenses are generally renewed for periods of one to three years. For further information regarding our licenses, please see “Business—Cabotage Operations—Fleet”. We have the competitive advantage of being able to operate in the Brazilian cabotage market through our acquisition of 51% of a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), in October 2009, since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe there are considerable opportunities to expand our cabotage operations and take advantage of our cabotage privileges in both the Argentine and Brazilian coastal trades. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

•

Growing Production and Exports of Grain Commodities: The Hidrovia region produces and exports a significant and growing amount of agricultural products. Moreover, the region continues to have large amounts of unused arable land available for soybeans and other crops. The countries along the Hidrovia accounted for approximately 51% (or 135.9 million metric tons) of world soybean production in 2010, as compared to 32% in 1995 (or 39.9 million metric tons). Soybean production in the region has grown from 2000 to 2010 by a compounded annual growth rate, or CAGR, of 6.6%, including 9.0% in Paraguay and 49% for Uruguay. Production of corn (maize), wheat and other grains (primarily barley and sorghum) in the Hidrovia region have also grown during the period. Production of corn has increased from about 58.8 million metric tons in 2000 to 78.0 million metric tons for 2010, a CAGR of 2.9%. Production of wheat has increased from about 18.6 million metric tons in 2000 to 23.3 million metric tons for 2010, a CAGR of 2.3%.

Although not all grain commodities produced in the Hidrovia region are shipped for export through the Hidrovia waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia over time. For example, in 2010, 64.3 million metric tons of grains were transported via the Hidrovia, as compared to 44.3 million metric tons in 2009. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transhipped by barge to deepwater ports, and is particularly important for the Hidrovia. Significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships. In addition, global growth in wealth and in industrial agriculture has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials.

We believe exporting grain and grain products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Sufficient water resources are available in the Hidrovia region and can be utilized economically to produce grain and grain products for export, while growing grain in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export in South America.

Hidrovia Region Soybean Production

Source: Data from Drewry

•

Growing Exports of Mineral Commodities: In addition to grain commodities, companies in the region are initiating the production of other goods, including forest products, iron ore and pig iron. In the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 6.0 million metric tons in 2010, representing a CAGR of 16.3%. Their production of iron ore is transported by barge via the Hidrovia. South America is becoming a significant exporter of mineral commodities to emerging market countries, including China, which has had to look to new sources at greater distances to meet its growing commodity demand. We believe the Hidrovia region will benefit significantly from this continuing trend going forward.

Corumba Iron Ore Production

Source: Data from Drewry

•

Reliance on Waterborne Transportation in the Hidrovia. The Hidrovia is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia river system passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi river system in the United States. There is dredging work underway to increase the water depth in certain portions of the river and to add a 600 kilometer section from Santa Fe to Corrientes, to allow for better barge access to agrarian products in northern provinces. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

•

Efficient Means of Transportation: River barges are an efficient and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks. According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge, the type of barge in our fleet, has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks. Additionally, the capacity of a 15 barge tow is equivalent to 870 tractor-trailer trucks and can be manned by only eight crew members. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

•

Key Part of Region’s Oil Supply System: Waterborne transportation via the Hidrovia and coastal tanker trade form a key part of the region’s oil supply system. Approximately 70% of Argentina’s refinery capacity is located in the Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coast destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reaches consumers via the Hidrovia. Paraguay does not produce any crude oil and only has one small refinery. It relies on the Hidrovia for imports of crude oil and petroleum products. Imports into Paraguay from larger, more complex refineries in Argentina can provide higher specification products and take advantage of economies of scale. In Brazil, for example, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion and provides for an increase in drilling rigs.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Esso. Approximately 67% of our revenue for the nine month period ended September 30, 2011 was derived from customers that have used our services across two or three of our business segments. We believe our diversification in the end markets we serve hedges us against potentially cyclical markets.

Developing Leading Position Through Investment and Expansion in our Port Terminals. We believe that our long-standing relationships with major global commodity companies such as ADM, Cargill, Louis Dreyfus, Petrobras, Vale and Shell combined with the key location of our port facilities in Uruguay and Paraguay and the ports’ capacity for growth have enabled us to develop a leading position in the port logistics business in the Hidrovia region. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We are currently constructing a new silo with a capacity of 100,000 metric tons to meet customer demand, which will bring the terminal’s total capacity to 460,000 metric tons by March 2012. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that our recent land purchases, including the acquisition of approximately 58 acres of land north of the Nueva Palmira Free Zone where we want to develop a new transshipment facility for wet and dry commodities, and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 38,560 cubic meters of storage, which will expand to 45,660 cubic meters with the construction of new tanks expected by the end of the first half of 2012, serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia region, which gives us economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. In addition, the use of modern vessels in our cabotage operations permits us to use advanced technology and a computerized navigational system that allows for efficient maneuverability and decreased fuel consumption for our vessels.

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately two years as compared to the industry average of 10 years, based on data from Drewry. This modern fleet has helped increase our fleet utilization since younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2009 and 2010 was 92.5% and 87.1%, respectively, while at the same time fleet available days increased from 1,679 days to 2,220 days between these two years.

We also seek to optimize the use of pushboats. For example, we use our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Furthermore, the countries of the Hidrovia region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Compania Naviera Horamar S.A. (“Horamar”) was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates, such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, Shell, Vale and Repsol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. Our two largest customers accounted for approximately 17.5% and 9.5% of revenues in 2010, respectively, and our five largest customers in terms of revenues accounted for approximately 50.0% in 2010. For the nine month period ended September 30, 2011, our two largest customers accounted for 16.3% and 10.2% of our revenues, respectively, and our five largest customers in terms of revenues accounted for approximately 54.4% for the same period.

Track Record of High Standards of Performance and Safety. We pride ourselves on our operational excellence, our ability to provide high quality service and our commitments to safety, quality and the environment. Our in-house technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the International Maritime Organization (“IMO”), and the Oil Companies International Marine Forum (“OCIMF”) and have been vetted by the oil majors. The quality of our fleet as well as the expertise of our fleet managers, crews and engineering resources, help us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average, 19 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia. During 2009, the Mississippi and Ohio Rivers carried approximately 6.5 times the amount of cargo (based on metric tons and tons per kilometer) as the Hidrovia, according to Drewry. According to Drewry, the Mississippi River system serves regions in the United States with an average GDP per capita of $41,856 with a well-developed infrastructure system and a large and diverse number of exports, while the Hidrovia is at an early phase of its development, serving a region with an average GDP per capita of $12,167 (on a 2008 U.S. Dollar purchasing power parity). The economies of the countries in the Hidrovia are expected to grow faster than the United States. According to the most recent data from the International Monetary Fund (IMF), the South American economy is estimated to have grown by 4.5% in 2011 and is projected by the IMF to grow by 4.0% in 2012. The Brazilian economy grew by 3.8 % in 2011 and is expected to grow by 3.6% in 2012. For Argentina, the respective figures are 8.0% and 4.6%. The growth estimates for 2011 and forecasts for 2012 for Paraguay are 6.4% and 5.0%, respectively; for Uruguay 6.0% and 4.2%, respectively, and for Bolivia 5.0% and 4.5%, respectively. These projections are based on the IMF’s September 2011 update to the World Economic Outlook. Advanced economies, including the United States, are provisionally estimated to have grown by 1.4% in 2011 and are projected to grow by only 1.2% in 2012 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for mineral ores and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to five years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity. For the year ended December 31, 2010, approximately 62.2% of our time charter, voyage and port terminal revenues were generated from fixed contracts. For the nine month period ended September 30, 2011, approximately 78.3% of our time charter, voyage and port terminal revenues were generated from fixed contracts. We expect the contracted percentage of our revenues to increase as we seek to enter into time charters and CoAs, including those with minimum volume guarantees, with our customers more frequently.

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we plan to increase the size and capacity of our barge fleet and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Continue to Improve Quality. We have developed a reputation for having quality operations in the storage and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms.

We also believe that we benefit from the leading risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term contracts and attract new customers.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2012. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

Our History

We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region.

Historically, we had two reportable segments, Logistics Business and Dry Port Terminal Business. Since we were formed by the business combination between CNSA and Horamar, we have grown our vessel fleet from approximately 123 to 303 vessels, including barges, pushboats and tankers, through acquisitions of vessels and the acquisition of a 51% interest in Hidronave S.A., a Brazilian pushboat operator.

Beginning in 2011, we report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. Historical information has been reclassified in accordance with the new reportable segments.

Corporate Information

We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. On February 1, 2010, we registered a Uruguayan branch office at Luis A. de Herrera 1248, World Trade Center, Torre B., 17th Floor Montevideo, Uruguay, where we have our office and principal place of business (our telephone number is +(30) (210) 417-2050). Our website is http://www.navios-logistics.com. The information on our website is not a part of this prospectus.

Our Controlling Stockholder

Navios Maritime Holdings Inc., or Navios Holdings, through its wholly owned subsidiary, Navios Corporation, is our controlling stockholder. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. Navios Holdings’ shares of common stock trade on the New York Stock Exchange under the symbol “NM”.

Corporate Structure

The chart below summarizes our ownership and corporate structure as of January 27, 2012.

Shaded entities are guarantors of the notes.

*	Third party joint venture partner owns 49% of the Joint Venture.
†	100% directly or indirectly owned.

(1) Angeliki Frangou, our Chairman, beneficially owns approximately 23.3% of the outstanding common stock of Navios Maritime Holdings Inc.

(2) Claudio Pablo Lopez, our Chief Executive Officer and Director, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Director, and Horacio Enrique Lopez, our Chief Operating Officer-Shipping Division and Director, together own 100% of Grandall Investment S.A.

Summary of the Exchange Offer

On April 12, 2011, we sold $200,000,000 aggregate principal amount of 91/4% senior notes due 2019 (the “outstanding notes”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). We are conducting this exchange offer to satisfy our obligations contained in the registration rights agreement that we entered into in connection with that sale. You should read the discussion under the headings “The Exchange Offer” and “Description of Notes” for further information regarding the exchange notes to be issued in the exchange offer.

Securities Offered	Up to $200,000,000 aggregate principal amount of 91/4% senior notes due 2019 registered under the Securities Act (the “exchange notes”). The terms of the exchange notes offered in the exchange offer are identical to those of the outstanding notes issued on April 12, 2011, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer	We are offering exchange notes in exchange for a like principal amount of our outstanding notes. The exchange notes are being offered only in exchange for the outstanding notes, and not for any other notes.

You may tender your outstanding notes for exchange notes by following the procedures described under the heading “The Exchange Offer.”

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on , 2012, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” for a more complete description of the tender and withdrawal period.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions, other than that:

• the exchange offer does not violate any applicable law or applicable interpretations of the staff of the SEC;

• the outstanding notes are validly tendered in accordance with the exchange offer; and

• there is no action or proceeding instituted or threatened in any court or by any governmental agency that in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

Procedures for Tendering Outstanding Notes	To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

See “The Exchange Offer — Procedures for Tendering.”

U.S. Federal Tax Considerations	Your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax purposes. See “Certain Material U.S. Federal Income Tax Considerations” for a summary of United States federal tax consequences associated with the exchange of outstanding notes for the exchange notes and the ownership and disposition of those exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wells Fargo Bank, National Association under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer — Exchange Agent.”

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the outstanding notes under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes.

Resales of the Exchange Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Summary of Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the exchange notes. Unless otherwise indicated, the outstanding notes and the exchange notes offered hereby are collectively referred to herein as the “notes”.

Issuers	Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc.

Notes offered	$200,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2019.

Maturity	The exchange notes will mature on April 15, 2019.

Interest payment dates	We will pay interest on the exchange notes semi-annually on April 15 and October 15 of each year, beginning October 15, 2011. Interest will accrue on the exchange notes from April 12, 2011.

Ranking	The exchange notes will be the senior unsecured obligations of Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc. Except as described below with regards to our non-wholly owned subsidiary, Hidronave S.A., each of our direct and indirect subsidiaries (other than Logistics Finance) will guarantee the exchange notes offered hereby.

The exchange notes will rank:

• equal in right of payment to all of our existing and future unsecured obligations that are not, by their terms, expressly subordinated in right of payment to the exchange notes;

• senior in right of payment to all existing and future obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes;

• effectively subordinated to all existing and future secured obligations, and other secured obligations, to the extent of the value of the assets securing such obligations; and

• effectively subordinated to the liabilities of our non-guarantor subsidiary.

At September 30, 2011, Navios South American Logistics Inc. and the subsidiary guarantors had approximately $231.3 million in aggregate principal amount of debt outstanding, and our non-guarantor subsidiary had approximately $0.7 million of indebtedness outstanding, which is structurally senior to the exchange notes.

Our non-guarantor restricted subsidiary, Hidronave S.A., accounted for approximately $3.1 million, or 2.5%, of our total revenue and approximately $0.2 million, or 0.7%, of total EBITDA, in each case for the nine month period ended September 30, 2011, and approximately $3.4 million, or 0.5%, of our total assets and approximately $2.2 million, or 0.7%, of our total liabilities, in each case as of September 30, 2011, and approximately $2.1 million, or 1.6%, of our total revenue and approximately $0.02 million, or 0.1%, of total EBITDA, in each case for the year ended December 31, 2010, and approximately $3.9 million, or 0.7%, of our total assets and approximately $3.1 million, or 1.4%, of our total liabilities, in each case as of December 31, 2010.

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave S.A. and Logistics Finance. Each wholly owned material subsidiary that we create or acquire following the issue date will also be required to guarantee the exchange notes unless such subsidiary has been designated as an “unrestricted subsidiary” or is a securitization subsidiary. See “Description of Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries—Subsidiary Guarantees.”

Optional redemption	We may redeem the notes in whole or in part, at our option, at any time (1) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium described under “Description of Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the redemption date and (2) on or after April 15, 2014, at the redemption prices listed under “Description of Notes—Optional Redemption” plus accrued and unpaid interest, if any to the redemption date.

Equity offering optional redemption	In addition, at any time before April 15, 2014, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. See “Description of Notes—Optional Redemption.”

Change of control	Upon the occurrence of certain change of control events, you will have the right, as a holder of the notes, to require us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain covenants	The indenture governing the notes contains covenants that, among other things, will limit the ability of Navios South American Logistics Inc. and its restricted subsidiaries to:

• incur additional indebtedness or issue certain preferred stock;

• pay dividends on, redeem or repurchase our capital stock or make other restricted payments and investments;

• create certain liens;

• transfer or sell assets;

• enter into certain transactions with our affiliates;

• merge, consolidate or sell all or substantially all of our properties and assets; and

• create or designate unrestricted subsidiaries.

These restrictions and prohibitions are subject to a number of important qualifications and exceptions. See “Description of Notes—Certain Covenants.”

No assurance of trading market	We cannot assure you that an active and liquid market for the exchange notes will develop or be maintained. If an active and liquid market for the exchange notes is not maintained, the market price of the exchange notes may be adversely affected.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” before participating in the exchange offer.

For more complete information about the exchange notes, see the “Description of Notes” section of this prospectus.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The summary consolidated historical financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited consolidated financial statements, which are included elsewhere in this prospectus, and which have been audited by an Independent Public Registered Accounting Firm. See “Experts.” The summary consolidated historical financial data as of December 31, 2008 is derived from our audited consolidated financial statements, which are not included in this prospectus. The summary consolidated historical financial data as of September 30, 2011 and for the nine month periods ended September 30, 2011 and 2010 is derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

The results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The summary consolidated historical financial data set forth below should be read together with “Capitalization,” “Operating and Financial Review and Prospects” and our consolidated historical financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars)
Statement of Operations Data
Time charter, voyage and port terminal revenues	$123,861	$101,581
Sales of products	44,047	41,562
Time charter, voyage and port terminal expenses	(30,817)	(26,213)
Direct vessels expenses	(48,006)	(36,762)
Cost of products sold	(42,320)	(38,554)
Depreciation and amortization	(16,609)	(16,539)
General and administrative expenses	(10,368)	(9,308)
Interest income/(expense) and finance cost, net	(11,271)	(3,153)
Gain on sale of assets	36	—
Other expense, net	(7,168)	(8,669)

Income before income taxes and noncontrolling interest	1,385	3,945
Income tax benefit	356	718

Net income	1,741	4,663
Less: Net income attributable to the noncontrolling interest	(758)	(1,338)

Net income attributable to Navios Logistics’ stockholders	$983	$3,325

	As of September 30, 2011	As of December 30, 2010
	(Expressed in thousands of U.S. dollars)
Balance Sheet Data (at period end)

Current assets, including cash and cash equivalents	$94,491	$70,424
Total assets	630,494	547,461
Current liabilities, including current portion of long-term debt	82,198	43,780
Total long-term debt, including current portion	200,685	127,422
Total liabilities	308,112	218,182
Total Navios Logistics’ stockholders’ equity	321,863	310,030

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$28,688	$19,236
Net cash used in investing activities	(66,947)	(7,741)
Net cash provided by/(used in) financing activities	56,897	(5,680)
Ratio of earnings to fixed charges(1)	1.10	1.35
EBITDA(2)	$28,950	$22,582
Other Operating Data
Dry Port — dry cargo tons moved	2,964,000	3,039,000
Liquid Port — cubic meters of stored liquid cargos	203,276	170,743
Liquid Port — cubic meters of sales of products	47,082	62,119
Barge — cubic meters of liquid cargos	797,948	745,725
Barge — dry cargo tons	934,492	753,169
Cabotage — cubic meters of liquid cargos	1,943,507	1,674,804
Cabotage — available days	2,065	1,576
Cabotage — operating days	1,800	1,433
Revenues per Segment
Port Business
Revenue—dry port	$17,181	$16,637
Revenue—liquid port	1,255	1,709
Sales of products—liquid port	44,047	41,562
Barge Business	64,962	56,675
Cabotage Business	40,463	26,560

	Year Ended December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars)
Statement of Operations Data
Time charter, voyage and port terminal revenues	$136,756	$112,263	$97,977
Sales of products	51,217	26,627	9,801
Time charter, voyage and port terminal expenses	(35,410)	(32,428)	(29,146)
Direct vessel expenses	(50,422)	(37,095)	(31,804)
Cost of products sold	(47,073)	(24,246)	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	(17,729)	(18,020)	(14,747)
Amortization of intangible assets and liabilities, net	(4,486)	(3,111)	(3,244)
Amortization of deferred drydock costs	(394)	(270)	(70)
General and administrative expenses	(12,210)	(9,115)	(8,044)
Provision for losses on accounts receivable	(652)	(1,351)	(115)
Taxes other than income taxes	(7,921)	(4,821)	(2,954)
Gain on sale of assets	52	—	—
Interest expense and finance costs, net	(4,526)	(4,246)	(4,421)
Interest income	298	11	502
Foreign exchange differences	(3)	378	831
Other, net	64	569	206

Income before taxes and noncontrolling interest	$7,561	$5,145	$5,525
Income tax (expense)/benefit	(64)	1,654	(1,190)

Net income	$7,497	$6,799	$4,335
Less: Net income attributable to the noncontrolling interest	(1,897)	(1,448)	(907)

Net income attributable to Navios Logistics’ stockholders	$5,600	$5,351	$3,428

	As of December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars)
Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$70,424	$57,777	$32,580
Total assets	547,461	484,549	450,201
Current liabilities, including current portion of long-term debt	43,780	31,396	22,430
Total long-term debt, including current portion	127,422	120,393	81,328
Total liabilities	218,182	174,517	150,249
Total Navios Logistics’ stockholders’ equity	310,030	293,560	288,209

	Year Ended December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$34,104	$23,080	$11,425
Net cash used in investing activities	(14,114)	(27,168)	(203,320)
Net cash (used in)/provided by financing activities	(7,713)	19,499	196,061
Ratio of earnings to fixed charges(1)	1.76	1.37	1.54
EBITDA(2)	$32,501	$29,333	$26,598

	Year Ended December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Operating Data
Dry Port — dry cargo tons moved	3,851,100	3,055,400	2,468,200
Liquid Port — cubic meters of stored liquid cargos	262,627	207,000	110,244
Liquid Port — cubic meters of sales of products	74,757	51,500	10,697
Barge — cubic meters of liquid cargos	1,019,309	988,475	1,339,976
Barge — dry cargo tons	818,617	735,627	539,772
Cabotage — cubic meters of liquid cargos	2,301,692	1,593,390	1,159,913
Cabotage — available days	2,220	1,679	1,255
Cabotage — operating days	1,933	1,553	1,235
Revenues per Segment
Port Business
Revenue—dry port	$21,020	$ 16,097	$21,714
Revenue—liquid port	2,354	1,891	1,459
Sales of products—liquid port	51,217	26,627	9,801
Barge Business	76,296	68,445	67,460
Cabotage Business	37,086	25,830	18,604

(1)	The ratio of earnings to fixed charges is calculated as follows:

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars)
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$1,385	$3,945
(b) fixed charges	13,432	6,450
(c) amortization of capitalized interest	106	97
(d) distributed income of equity investees	—	—
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—
Less:
(a) Interest capitalized	(172)	(1,758)
(b) preference security dividend requirements of consolidated subsidiaries	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total	$14,751	$8,734

Fixed charges:
(a) Interest expensed and capitalized	$10,795	$4,604
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	934	267
(c) an estimate of the interest within rental expense	1,703	1,579
(d) preference security dividend requirements of consolidated subsidiaries	—	—
(e) interest and amortization of discount or premium of guaranteed debt of less than 50% owned person or unaffiliated	—	—

Total	$13,432	$6,450

Earnings to fixed charges	1.10	1.35

	Year Ended December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars)
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$7,561	$5,145	$5,525
(b) fixed charges	7,851	7,594	6,509
(c) amortization of capitalized interest	131	72	21
(d) distributed income of equity investees	—	—	—
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—
Less:
(a) Interest capitalized	(1,758)	(2,409)	(2,030)
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—

Total	$13,785	$10,402	$10,024

Fixed charges:
(a) Interest expensed and capitalized	$5,679	$6,051	$5,840
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	365	284	140
(c) an estimate of the interest within rental expense	1,807	1,259	529
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—
(e) interest and amortization of discount or premium of guaranteed debt of less than 50% owned person or unaffiliated	—	—	—

Total	$7,851	$7,594	$6,509

Earnings to fixed charges	1.76	1.37	1.54

(2)	EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA Reconciliation to Net Income Attributable to Navios Logistics’ Stockholders

Nine Month Period Ended September 30, 2011

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,165	$6,084	$(14,266)	$983
Depreciation and amortization	2,564	3,210	10,835	16,609
Amortization of deferred drydock costs	—	151	292	443
Interest (income)/expense and finance cost, net	(395)	2,290	9,376	11,271
Income tax expense/(benefit)	172	696	(1,224)	(356)

EBITDA	$11,506	$12,431	$5,013	$28,950

Nine Month Period Ended September 30, 2010

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,255	$1,640	$(9,570)	$3,325
Depreciation and amortization	2,545	2,617	11,377	16,539
Amortization of deferred drydock costs	—	22	261	283
Interest (income)/expense and finance cost, net	(135)	1,335	1,953	3,153
Income tax expense/(benefit)	564	567	(1,849)	(718)

EBITDA	$14,229	$6,181	$2,172	$22,582

Year Ended December 31, 2010

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	2,471	3,433	11,825	17,729
Amortization of intangible assets and liabilities, net	927	—	3,559	4,486
Amortization of deferred drydock costs	—	35	359	394
Interest income	(257)	—	(41)	(298)
Interest expense and finance costs, net	—	1,582	2,944	4,526
Income tax expense/(benefit)	61	938	(935)	64

EBITDA	$17,936	$10,018	$4,547	$32,501

Year Ended December 31, 2009

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$10,396	$4,934	$(9,979)	$5,351
Depreciation of vessels, port terminals and other fixed assets, net	2,244	2,806	12,970	18,020
Amortization of intangible assets and liabilities, net	971	—	2,140	3,111
Amortization of deferred drydock costs	—	—	270	270
Interest income	(9)	—	(2)	(11)
Interest expense and finance costs, net	—	1,282	2,964	4,246
Income tax expense/(benefit)	39	858	(2,551)	(1,654)

EBITDA	$13,641	$9,880	$5,812	$29,333

Year Ended December 31, 2008

	Port Terminal Business	Cabotage Business	Barge Business	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$2,642	$3,770	$(2,984)	$3,428
Depreciation of vessels, port terminals and other fixed assets, net	2,167	2,149	10,431	14,747
Amortization of intangible assets and liabilities, net	1,105	—	2,139	3,244
Amortization of deferred drydock costs	—	—	70	70
Interest income	(169)	—	(333)	(502)
Interest expense and finance costs, net	—	914	3,507	4,421
Income tax expense	4	1,103	83	1,190

EBITDA	$5,749	$7,936	$12,913	$26,598

RISK FACTORS

You should carefully consider all of the information included in this prospectus and the risks described below before making a decision to participate in the exchange offer. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, you might lose all or part of your investment in the notes. In deciding whether to participate in the exchange offer, you should also refer to the other information set forth in this prospectus, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein.

Risks Relating to Our Industry and Our Business

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. However, we expect that our industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in our cabotage business and barges and pushboats in our barge business will depend in part upon the state of the tankers, barges and pushboats market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

    Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, drybulk commodities, and soybean in particular, and petroleum and refined petroleum products;

•	local government subsidies that affect the price of refined petroleum products;

•	cabotage regulations in the region where we operate;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

    Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Our dry port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our dry port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect our operations and revenues.

A significant portion of our dry port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents that can also occur in our ports, that could result in a loss of revenue from the affected vessels or port operations and which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned and operated vessels. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. The rest of our fleet is chartered-in under voyage on time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the nine month period ended September 30, 2011, our two largest customers, Petrobras and Petropar, accounted for 16.3% and 10.2% of our revenues, respectively. Other than our two largest customers, no other customer accounted for more than 10% of our revenues during the nine month period ended September 30, 2011. For the nine month period ended September 30, 2010, one customer, Petrobras, accounted for 19.2% of our revenues. During the year ended December 31, 2010, our two largest customers, Petrobras and Esso, accounted for 17.5% and 9.5% of our revenues, respectively, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customer, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. In 2009, only one customer accounted for 10.2% of our revenues and our five largest customers, in aggregate, accounted for 45.1% of our revenues. For the year ended December 31, 2008, one customer, accounted for 17.6% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

    We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially adversely affected.

When our contracts expire, we may not be able to successfully replace them.

The process for concluding contracts for our services, including port logistics services, vessel contracts and longer-term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of our ports and fleet, medium- and longer-term contracts tend to be awarded based upon a variety of other factors relating to the operator, including but not limited to:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping and port operating experience and quality of operations, including cost-effectiveness;

•	construction management experience, including the ability to procure on-time delivery of vessels according to customer specifications;

•	ability to negotiate contract terms, including those allocating operational risks;

•	competitiveness of the bid in terms of overall price; and

•	general reputation in the industry.

As a result of these factors, when our contracts, including our long-term charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above.

However, if we are successful in employing our vessels under longer-term contracts, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels with profitable contracts, our results of operations and operating cash flow could be materially adversely affected.

Our business can be affected by adverse weather conditions, effects of climate change and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of our business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. For example, we were adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2008 and extended into 2009, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially adversely affect our results of operations and financial condition.

In 2010, apart from the delivery in February of the Sara H, a 9,000 dwt product tanker with a purchase price of $18.0 million, we also began the construction of a new grain cleaning and drying facility at our port in Nueva Palmira which has been operational since May 16, 2011. The total cost of this investment was $3.9 million, of which $3.0 million was paid during 2010 and the rest was paid during the first half of 2011. In 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total cost of $1.0 million. In addition, during the second, third and fourth quarter of 2011, we used a portion of the proceeds from the offering on April 12, 2011 of $200.0 million of the notes to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $57.1 million, including transportation and other related costs.

In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, we have started the construction of a ninth silo with approximately 100,000 metric tons capacity, we plan to construct an additional vessel loading conveyor belt at our dry port facility and we are constructing two new storage tanks with a total capacity of 7,100 cubic meters at our wet port facility. In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. In addition, the terms of any joint venture arrangements we may enter into in the future may limit the ability of the joint venture to distribute cash to us, and other joint venture partners may need to consent to the actions taken by the joint venture. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the notes and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

The failure of Petrobras to successfully implement its business plan for 2011-2015 could adversely affect our business.

During 2011, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. An affiliate of Petrobras was our largest customer for 2010 and for the nine month period ended September 30, 2011. In May 2011 we also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels. Any failure to capitalize on our relationship with Petrobras could have a material adverse effect on our results of operations.

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off-the-shelf and we may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our ports and our fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us.

We own and operate an up-river port terminal in San Antonio, Paraguay that we believe is well-positioned to become a hub for industrial development based upon the depth of the river in the area and the convergence between land and river transportation. If the port does not become a hub for industrial development, our future prospects could be materially and adversely affected.

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. However, if the location is not deemed to be advantageous, or the use of the river or its convergence with the land is not fully utilized for transportation, then the port would not become a hub for industrial development, and our future prospects could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel in operation increase with the age of the operational port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The average age of our six product tanker vessels is two years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. We cannot assure you that, as our operational port equipment and vessels age, market conditions will justify those expenditures or enable us to operate our ports and vessels profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

We are subject to various laws, regulations and conventions, relating to environmental, health and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially and adversely affect our operations, as well as the shipping industry generally. In various jurisdictions, legislation has been enacted or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and customers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to higher environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international, national and local laws and regulations. We believe that our vessels and operations are in substantial compliance with applicable environmental and safety laws, regulations and standards. However, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. There is also a risk that any non-compliance that may be found to exist could lead to penalties or fines, that these could be imposed regardless of fault or intent, and that they could materially adversely affect our financial position.

In addition, various international and domestic laws have been adopted that impose liability to pay damages or compensation for environmental loss or other damage resulting from ship operations, notably through pollution by oil or other hazardous or noxious substances. Relevant international laws include the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) (which imposes liability for pollution damage caused by the escape or discharge of persistent oil from a tanker), and the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (which applies to oil pollution damage from the bunkers of vessels other than tankers falling within CLC). Domestic legislation also exists that imposes similar liabilities in respect of pollution damage, notably in respect of incidents falling outside these international regimes. We could also become subject to personal injury or property or natural resources damage claims relating to exposure to, or releases of, regulated materials associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be materially and adversely impacted.

For a more detailed discussion regarding the details of these international and domestic laws, please see “Business—Environmental and Government Regulation.”

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew. If we cannot improve these systems or recruit suitable employees, we may not be able to effectively control our operations.

We intend to grow our port terminal, barge and cabotage businesses, either through land acquisition and expansion of our port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to our fleet will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have purchased land near the Nueva Palmira Free Zone area in Uruguay with the intention of expanding our port facilities and add a new port terminal for minerals and liquid cargo. In order to complete this project, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, we will not be able to proceed with this project.

Growing any business by acquisition presents numerous risks. Acquisitions expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies or assets, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to expand our business through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition. Furthermore, because the volume of cargo we ship is at or near the capacity of our existing barges during the typical peak harvest season, our ability to increase volumes shipped is limited by our ability to acquire or charter-in additional barges.

With respect to our existing infrastructure, our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At November 1, 2011, we employed 414 land-based employees and approximately 729 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our contracts provide for the adjustment of freight rates based on changes in the fuel prices. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Continued uncertainty and renewed disruptions in world financial markets and resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to expand our business and materially adversely affect our results of operations, financial condition and cash flows.

The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession in 2008 and 2009. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece and Portugal defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the continuing effects of the March 2011 natural disasters in Japan could adversely affect the economies of the United States and those of other countries. The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal and state governments, as well as foreign governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (“SEC”), other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current uncertainty in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

We provide services through our ports and employ our fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and we compete with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

If we fail to fulfill the oil majors’ vetting processes, it could materially adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA self-assessment will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If we fail to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on our results of operations.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned and chartered fleet is currently enrolled with Lloyd’s Register of Shipping, RINA (Italian Naval Register), ABS (American Bureau of Shipping) and Bureau Veritas.

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For oceangoing vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Every oceangoing vessel is also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while inland navigation vessels are required to be drydocked every seven years on special survey for inspection of the underwater parts of such vessel and every three and a half years for a floating intermediate survey.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a material adverse effect on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, barge or pushboat, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. As of September 30, 2011, 71% of our cabotage fleet and 73% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels fluctuate significantly, we may incur losses when we sell vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	general economic, political and market conditions affecting the shipping industry;

•	number of vessels of similar type and size currently on the market for sale;

•	the viability of other modes of transportation that compete with our vessels;

•	cost and number of newly constructed vessels and scrapped vessels;

•	governmental or other regulations;

•	prevailing level of contract rates; and

•	technological advances that can render our vessels inferior or obsolete.

Our industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire or defense insurance. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage for our fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel or other asset in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet and port terminals. Our insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our indebtedness.

We do not carry any strike insurance. As a result, if we were to become subject to a labor strike, we may incur uninsured losses, which could have a material adverse effect on our results of operations.

We do not currently maintain any strike insurance. As a result, if the crew of our vessels were to initiate a labor strike, we could incur uninsured liabilities and losses as a result. There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on our results of operations.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the noteholders’ interests.

Navios Holdings and Grandall Investments S.A. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 23.3% of the outstanding common stock of Navios Holdings. Grandall Investments, which is owned by Claudio Pable Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Although Navios Holdings is neither a co-obligor nor guarantor of the notes, Navios Holdings and Grandall Investments, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we become subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (which will occur upon consummation of the Exchange Offer), the share of our common stock held by Navios Holdings will convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. This will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2012. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Certain Relationships and Related Party Transactions–Administrative Services Agreement.”

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling stockholder, Navios Holdings, is a global, vertically integrated seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. In addition, certain of our directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect our results of operations.

One of our subsidiaries, Hidronave S.A., is a joint venture and we are party to a joint venture agreement that contains a non-compete provision which could affect our ability to engage in certain business opportunities or expand our operations.

We are party to a joint venture agreement that contains a non-compete provision. This provision restricts us, along with our joint venture partners, from engaging in certain businesses in specified locations which could be in competition with any part of the business of the joint venture. As a result of this non-compete provision, we could be prevented from engaging in certain business opportunities that we would otherwise undertake.

There can be no assurance that the non-compete provision in our joint venture agreement will be adequate to deter our joint venture partners from competing with our joint venture or other businesses. In addition, litigation to enforce our rights under a non-compete provision could result in substantial cost and divert our management’s time and effort.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, our guarantors and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Our guarantors are organized under the laws of Argentina, the Republic of the Marshall Islands, Panama, Paraguay and Uruguay. Certain of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Argentina, Greece, Panama, Paraguay, Uruguay or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our guarantors, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to service our indebtedness and satisfy our obligations depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, our subsidiaries’ future credit agreements may contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt and satisfy our obligations unless we obtain funds from other sources, which may not be possible.

We have not previously been subject to the reporting requirements of the Exchange Act, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following this exchange offer. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be materially adversely affected.

Our financial results previously were included within the consolidated results of Navios Holdings. However, we were not directly subject to the reporting and other requirements of the Exchange Act. Following the consummation of this exchange offer, we will be directly subject to certain laws and regulations, public reporting requirements, and certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and certain securities laws and regulations of the Securities and Exchange Commission or the SEC. For example, we will be required to design, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board, which will require annual management assessments of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. Complying with these statutes, regulations and requirements will increase our general and administrative costs as a result of higher expenses associated with audit work, regulatory requirements and the establishment and maintenance of heightened corporate governance practices. We estimate such additional costs could ranged from approximately $0.8 million to $1.0 million on an annualized basis. The incurrence of such additional expense could have a negative effect on our business, results of operations or financial condition.

To comply with these requirements, it is anticipated that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and we may be subject to regulatory sanctions or investigations. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports which could result in a decline in the market price of the notes.

We will be a “foreign private issuer” which will exempt us from certain SEC requirements.

After the consummation of this exchange offer, we will be a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we will be exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; and

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

Accordingly, investors in the notes will not be able to obtain information of the type described above except as otherwise required by “Description of Notes—Certain Covenants —Reports.”

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the notes.

The continuing rise in inflation may have material adverse effects on the Argentine economy.

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2007, 2008, 2009, 2010 and for the nine month periods ended September 30, 2011 and 2010, the inflation rate year-on-year, according to INDEC data, was 8.5%, 7.2%, 7.7%, 10.9%, 7.3% and 8.3%, respectively.

A return to a high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by an Argentine peso devaluation, while also negatively affecting the economy’s activity and employment levels. Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiaries could be affected by inflation in the future.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the notes or the related guarantees.

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to us for the payment of the notes or the related guarantees. In addition, the above restrictions and requirements, and any other restrictions or requirements that may be imposed in the future, expose us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affect our operations in Argentina and could further increase the fiscal burden on our operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit us to deduct as depreciation for our past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. If the Argentine government continues to increase the tax burden on our operations in Argentina, our results of operations and financial condition could be materially and adversely affected.

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Industrial and Commercial Income Tax, Value-Added Tax, Wealth Tax, Foreign Exchange Tax, and Tax on Bank Assets. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users are also exempt from tariffs on the import and export of goods and services between the free trade zone and countries outside of Uruguay. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, our subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which We Operate

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks we are generally exposed to through our operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

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the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect us.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

With respect to Brazil, the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect us.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on our results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although we believe that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match our expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, our results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate could have a material adverse effect on our results of operations.

In the markets in which we currently operate, in cabotage or regional trades, we are subject to restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including our Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2010 and 2009, approximately 50.4% and 55.1%, respectively, of our expenses were incurred in currencies other than U.S. dollars, and for the nine month periods ended September 30, 2011 and 2010, approximately 51.5% and 48.6%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to the Notes and Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes and our other obligations.

At September 30, 2011, we had $232.0 million in aggregate principal amount of debt, including the notes, outstanding. Subject to the execution and delivery of satisfactory loan documentation, we expect to have $40.0 million of additional credit available to us under our proposed revolving credit facility with Marfin Popular Bank (the “Credit Facility”).

Our substantial debt could have important consequences to our business and holders of the notes. Because of our substantial debt:

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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions of businesses or vessels or general corporate purposes and our ability to satisfy our obligations with respect to the notes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under the Credit Facility will likely be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

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we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

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our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At September 30, 2011, we had $232.0 million in aggregate principal amount of debt, including the notes, outstanding. Subject to the execution and delivery of satisfactory loan documentation, we expect to have $40.0 million of additional credit available to us under the Credit Facility. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes. In addition, the indenture governing the notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The Credit Facility and the indenture governing the notes are likely to, or do, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business and adversely affect the holders of the notes.

The Credit Facility and the indenture governing the notes are likely to, or do, impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	make investments;

•	make capital expenditures;

•	engage in sale and leaseback transactions;

•	change the management of vessels or terminate the management agreements we have relating to each vessel;

•	sell vessels or other assets;

•	enter into long-term vessel arrangements without the consent of the lender;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us; or

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Therefore, we will need to seek permission from our lender in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lender’s interests may be different from our interests or the interests of the holders of the notes, and we cannot guarantee that we will be able to obtain our lender’s permission when needed. This may prevent us from taking actions that are in our best interest. Any other future credit agreement may include similar or more restrictive provisions. See “Description of Other Indebtedness.”

The Credit Facility will require that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

The Credit Facility and our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the Credit Facility or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to successfully implement our overall business strategy and our charter rates. Any future credit agreement or amendment may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to pay interest and principal on the notes and service our other debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, including the notes, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under the Credit Facility or future credit facilities, or to fund our other liquidity needs.

We will use cash to pay the principal and interest on our debt, including the notes. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our ports and fleet or make acquisitions, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our ports or owned vessels.

Borrowings under the Credit Facility are likely to have amortization requirements prior to final maturity. As a result, we may be required to refinance any outstanding amounts under the Credit Facility prior to the scheduled maturity of the notes. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations.

The Credit Facility may, and the indenture governing the notes does, restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under the Credit Facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the notes. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

The Credit Facility is likely to require that we maintain loan to collateral value ratios in order to remain in compliance with the covenants set forth therein. If the value of such collateral falls below such required level, we would be required to either prepay the loans or post additional collateral to the extent necessary to bring the value of the collateral as compared to the aggregate principal amount of the loan back to the required level. We cannot assure you that we will have the cash on hand or the financing available to prepay the loans or have any unencumbered assets available to post as additional collateral. In such case, we would be in default under such credit facility and the collateral securing such facility would be subject to foreclosure by the applicable lenders.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. For example, our debt under the Credit Facility is likely to bear interest at variable rates based on LIBOR. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our loan agreements or there is an increase in market interest rates, the cost of servicing our debt could increase significantly, which would have a material adverse effect on our profitability, earnings and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in the Credit Facility.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply and demand;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel construction;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in the Credit Facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

The notes are unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the notes permits us to incur a significant amount of secured indebtedness, including indebtedness under the Credit Facility and indebtedness to be used for acquisitions of vessels and businesses. At September 30, 2011, we had approximately $232.0 million of indebtedness outstanding, including $0.7 million of secured indebtedness. The substantial majority of our debt has been and will continue to be secured debt. Indebtedness under the Credit Facility will be secured by some of our assets, including vessels. The notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the notes are effectively subordinated to all such secured indebtedness. If an event of default occurs under the Credit Facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the notes, even if we are in default under the notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under the Credit Facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

The notes are effectively subordinated to the obligations of our current non-guarantor subsidiary, Hidronave S.A., and any future non-guarantor subsidiaries.

The notes are not guaranteed by our non-wholly owned subsidiary, Hidronave S.A., or any of our future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the notes are structurally subordinated to the claims of creditors of our non-guarantor subsidiary and any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. We may also be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor. Our non-guarantor restricted subsidiary, Hidronave S.A., accounted for approximately $3.1 million, or 2.5%, of our total revenue and approximately $0.2 million, or 0.7%, of total EBITDA, in each case for the nine month period ended September 30, 2011, and approximately $3.4 million, or 0.5%, of our total assets and approximately $2.2 million, or 0.7%, of our total liabilities, in each case as of September 30, 2011, and approximately $2.1 million, or 1.6%, of our total revenue and approximately $0.02 million, or 0.1%, of total EBITDA, in each case for the year ended December 31, 2010, and approximately $3.9 million, or 0.7%, of our total assets and approximately $3.1 million, or 1.4%, of our total liabilities, in each case as of December 31, 2010.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will likely constitute a default under the Credit Facility. There are also likely to be change of control events that would constitute a default under the Credit Facility that would not be a change of control under the indenture. In addition, the Credit Facility will prohibit the purchase of the notes by us in the event of a change of control, unless and until such time as the indebtedness under the Credit Facility is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under the Credit Facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under the Credit Facility. See “Description of Notes.”

Our inability to repay the indebtedness under the Credit Facility will constitute an event of default under the indenture governing the notes, which could have materially adverse consequences to us and to the holders of the notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under the Credit Facility and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control. If we are unable to fulfill such debt obligations it could materially adversely affect the holders of the notes and our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of Argentina, Brazil, the Marshall Islands, Panama, Paraguay and Uruguay and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The notes are guaranteed by guarantors organized under the laws of different countries. Your rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that you will be able to effectively enforce your rights in multiple bankruptcy, insolvency or similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of your rights.

In addition, the bankruptcy, insolvency, administrative and other laws of the various jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect your ability to enforce your rights and to collect payment in full under the notes and the guarantees.

Brazil

The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, noteholders may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian realis at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount due on the notes.

Panama

Under Panamanian bankruptcy laws, Panamanian courts would not agree to hear any bankruptcy arising from activities in another country other than Panama. If there is a bankruptcy proceeding against a Panamanian corporation operating in another country, it will be the bankruptcy courts of that country which will be competent to hear the bankruptcy proceeding.

Any judgment issued by a court of competent jurisdiction with respect to a Panamanian corporation operating outside Panama may be enforceable in Panama by registering such judgement with the Supreme Court in Panama.

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to you than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Uruguay

Uruguayan courts are competent to consider cases where the debtor has a permanent address, its main business or a local office in Uruguay.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are governed by a foreign law.

Upon a court declaration of bankruptcy, all the assets of the bankrupt party shall be placed under the control of a receiver to be held for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the cooperation of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits, as follows:

•	Free of charge contracts executed within two years of the court declaration of bankruptcy.

•

Any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration.

•	Any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration.

•	Cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of an interested party the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations.

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford you full compensation of the amount invested in the notes plus accrued interest.

Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

Argentina

Foreign judgments would be recognized and enforced by the courts in Argentina provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met. These requirements include (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court.

We have been advised that there is doubt as to the enforceability in Argentina, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Moreover, court costs, including (without limitation) filings fees and deposits to secure judgments, and the payment of stamp taxes may be required by the competent authorities in Argentina in case a foreign judgment has effects in Argentina, upon, for instance, re-litigation, enforcement or registration of such judgment in Argentina.

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in reais. If proceedings were brought in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge its obligations in a currency other than reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in reais. We cannot assure you that this amount in reais will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica,) such ratification being subject to:

(i) the judgment fulfills all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

(ii) the judgment contemplates an order to pay a determined sum of money;

(iii) the judgment is issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

(iv) the judgment is not subject to appeal;

(v) the judgment is legalized by the Brazilian consulate with jurisdiction over the location of the court which issued the judgment;

(vi) the judgment is translated into Portuguese by a certified translator; and

(vii) is not contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgement for violation of the U.S. securities laws with respect to the notes and the guarantees. In addition:

(i) civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us and the guarantors (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and

(ii) the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures for the collection of payments under the notes and the guarantees.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the pretention.

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; and proper certification and legalization is complied with in accordance with Paraguay law; (5) the judgment has not been pronounced by default of condemned party; (6) The judgment does not violate Paraguayan law principles of public policy, and (7) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

Uruguay

Should the courts of the United States rule to enforce the guarantees granted by the Uruguayan subsidiaries, the corresponding court’s resolution will be recognized and enforced in the Courts of Uruguay without review of the merits (“exequatur proceeding”) if the following formalities are met:

•	The resolution complies with the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered;

•	The resolution and any relevant documents should be duly legalized in the country where it was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•

The court that granted the resolution should have international jurisdiction to hear the matter pursuant to the law of the state where it will produce effects and that the matter is not considered as a matter of exclusive jurisdiction for Uruguay;

•	The defendant was given proper notice of the proceeding (shall be duly notified) and was provided with the guarantees of due defense;

•	The judgement has the force of “res judicata”;

•	The decision does not violate Uruguayan international public order;

•	The aforementioned requirements must derive from the certified copy of the judgment.

The resolution must be filed before the Supreme Court of Justice in Uruguay, who shall be in charge of verifying compliance with the aforementioned requirements. Notice of the judgment shall be given to the other party who shall have 20 days to respond. Then, the government attorney is heard and a resolution is adopted, which is not appealable.

If enforcement is admitted, it is remitted to the competent national court to carry out enforcement. Upon completion of the exequatur proceeding as described above, it will be possible to enforce the guarantees against each of the Uruguayan subsidiaries, without the need to appoint any agent for service of process.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the notes.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the notes and the guarantees.

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the notes or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the notes or the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Argentina

A court could, under fraudulent conveyance law, declare null and void the following transactions if celebrated within two years before the declaration of bankruptcy:

•	transactions where the guarantor did not receive a fair consideration in exchange for celebrating such transaction;

•	early payment of obligations maturing at the time of the declaration of bankruptcy or afterwards;

•	pledges, mortgages or any other privileges in relation to any obligation not already overdue and which originally did not have such privilege;

•	transactions where the counterparty was aware of the insolvency of the guarantor.

Therefore, it may be possible that the guarantees may not be enforceable under Argentine law. In the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

Brazil

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and that the guarantor was any of the following:

•	was already insolvent;

•	was rendered insolvent by reason of its entering into such guarantee;

•	was engaged in business or transactions for which the assets remaining with it constituted unreasonable small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	received less than reasonably equivalent value or fair consideration therefore.

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios South American Logistics Inc. and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non related parties, the guarantee of the notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

Under Paraguayan law, fraudulent conveyance of assets is covered by Art. 305 to 316 of the Civil Code by which an affected creditor may ask the Civil and Commercial Courts to annul the fraudulent or simulated conveyance, reverting the transferred assets to the debtor, which then become attachable by local or foreign creditors. In the event of bankruptcy of a Paraguayan subsidiary, Article 8 of Law 154/69 states that the declaration of bankruptcy in a foreign country cannot be opposed to creditors domiciled in Paraguay or over assets held by a debtor in the country, nor covered by agreements that have been executed with such debtor. If bankruptcy is declared by Paraguayan courts, creditors that are part of the bankruptcy process in a foreign country shall not be taken into consideration by the local courts; if local creditors have been fully paid, foreign creditors may be paid with the remaining assets. The bankruptcy declared in a United States court will not imply the bankruptcy of the subsidiary operating in Paraguayan jurisdiction under Paraguayan law. Under fraudulent conveyance law, a court may void the guarantee if it deems that it was incurred with the intention to hinder or defraud its creditors.

Uruguay

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee.

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well. If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios South American Logistics Inc. and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the guarantees will be enforceable.

The foreign exchange policy of Argentina may affect the ability of the guarantors that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The foreign exchange control regulations in Argentina may restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the notes. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency which may impair the ability of the Argentine guarantors to transfer funds outside of Argentina for payments required to be made in respect of the guarantees.

You should not expect the Co-Issuer to participate in servicing the interest and principal obligations under the notes.

The Co-Issuer is our wholly-owned subsidiary that was formed solely for the purpose of serving as a co-issuer and guarantor of our debt securities. The Co-Issuer will be capitalized only with a minimal amount of common equity and did not receive any proceeds from the issuance of the notes. The Co-Issuer does not and will not have (or be permitted to have) any assets (other than its equity capital), operations, revenues or debt (other than as a Co-Issuer of the notes and a co-obligor or guarantor of other indebtedness permitted to be incurred by the terms of the indenture). As a result, holders of the notes should not expect the Co-Issuer to participate in servicing the interest and principal obligations under the notes.

There is currently no market for the exchange notes. We cannot assure you that an active trading market will develop for the exchange notes.

There is presently no established market for the exchange notes. Although the initial purchasers in the April 2011 notes offering have informed us that they intend to make a market in the exchange notes, the initial purchasers are not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. Accordingly, we cannot give you any assurance as to the development or liquidity of any market for the exchange notes. We do not intend to apply for listing of the exchange notes on any other securities exchange.

Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of securities. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on many factors, including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the notes, the price of any other securities we issue, our performance, prospects, operating results and financial condition, as well as of other companies in our industry.

The liquidity of, and trading market for, the exchange notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

Your failure to tender outstanding notes in the exchange offer may affect their marketability.

If outstanding notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted outstanding notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your outstanding notes in the future. We issued the outstanding notes in a private placement exempt from the registration requirements of the Securities Act.

Accordingly, you may not offer, sell or otherwise transfer your outstanding notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your outstanding notes for exchange notes in the exchange offer, or if you do not properly tender your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the outstanding notes under the Securities Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Summary,” “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business” and elsewhere in this prospectus constitute “forward-looking statements” relating to our business and financial outlook. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

In addition to the factors and matters described in this prospectus, including under “Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	changes in production or demand for the types of products that are transferred through, or stored at, our port facilities or transported by our vessels;

•	the cyclical nature of the international logistics and commodities transportation and storage industries;

•	general market conditions, including fluctuations in vessel contract rates and vessel values;

•	the effect of short-term decreases in shipping rates;

•	the loss of any port, customer, contract or vessel;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	damage to our ports, facilities or vessels;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	customers’ increasing emphasis on environmental and safety concerns;

•	the ability to obtain financing for growth or future capital expenditures;

•	the aging of our ports and vessels and resultant increases in operation costs;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	environmental compliance costs or environmental disaster liabilities;

•	potential liability from pending or future litigation;

•	our capacity to manage our expanding business;

•	changes in our operating expenses;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the ability of our vessels to pass classification inspection;

•	future purchase prices of vessels;

•	changes in the market values of our vessels;

•	insurance coverage;

•	our participation in protection and indemnity associations subjecting us to calls or premiums based on the records of other members;

•	our relationship with Navios Maritime Holdings Inc.;

•	retention of key members of our senior management team;

•	political, social and economic risks associated with operating in emerging markets;

•	potential disruption of shipping routes due to accidents, political, terrorist events or weather;

•	fluctuations in currencies and interest rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	changes in the value of the U.S. dollar, Argentine peso, Brazilian real, Uruguayan peso, Paraguayan guaraní and other currencies in which our sales or expenses are denominated and paid;

•	changes in the foreign exchange control regulations in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate and sell products and services;

•	our possible liability for additional income and other taxes in jurisdictions in which we operate, and possible changes in tax laws;

•	the effects of our substantial indebtedness and the covenants and limitations contained in the agreements governing such indebtedness; and

•	our ability to service debt obligations and our ability to incur additional indebtedness.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into in connection with the issuance of the outstanding notes on April 12, 2011. We will not receive any cash proceeds from the issuance of the exchange notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange outstanding notes in like principal amount. The form and terms of the exchange notes are identical to the form and terms of the outstanding notes, except as otherwise described herein under “The Exchange Offer — Terms of the Exchange Offer.”

The net proceeds from the offering of the outstanding notes were approximately $193.2 million, after deducting fees and estimated expenses relating to the offering. On April 12, 2011, we used proceeds from the offering of the outstanding notes to fully repay the $70.0 million loan facility with Marfin Popular Bank. On July 25, 2011, we used $8.5 million of proceeds from the offering of the outstanding notes to acquire the noncontrolling interests of our joint ventures and non-wholly owned subsidiaries, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., and simultaneously used proceeds from the offering of the outstanding notes to fully repay $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) of debt of such non-wholly owned subsidiaries. During the second, third and fourth quarter of 2011, we used a portion of the proceeds from the offering of the outstanding notes to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $57.1 million, including transportation and other related costs.

The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011 on a historical basis.

The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial Data,” “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto and the other information included in this prospectus.

As of September 30, 2011
(Unaudited)
(Expressed in thousands of U.S. dollars)
Cash and cash equivalents, including restricted cash	$57,842

Debt:
Credit Facilities	685
Capital leases	31,330
9.25% senior unsecured notes due 2019	200,000

Total debt	232,015

Stockholders’ equity:
Common stock	20
Additional paid-in capital	303,518
Accumulated earnings	18,325

Total Navios Logistics’ Stockholders’ equity	321,863

Noncontrolling interest	519

Total stockholders’ equity	322,382

Total capitalization (total debt and equity)	$554,397

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth the selected consolidated historical financial data for our business. This information is qualified by reference to, and should be read in conjunction with, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated historical financial data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008, is derived from our audited consolidated financial statements which are included elsewhere in this prospectus, and which have been audited by PriceWaterhouse & Co. S.R.L. The selected consolidated historical financial data as of December 31, 2008 and 2007 and for the year ended December 31, 2007 have been derived from our audited financial statements not included in this prospectus. The selected historical financial data as of December 31, 2006 and for the year ended December 31, 2006 are derived from our unaudited financial statements not included in this prospectus. The selected consolidated financial and other data as of September 30, 2011 and for the nine month periods ended September 30, 2011 and 2010 is derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

On January 1, 2008, Navios Holdings contributed: (a) $112.2 million in cash; and (b) 100% of the authorized capital stock of its wholly owned subsidiary, CNSA, to us. As part of the same transaction, we acquired 100% ownership of Horamar. As such, the 2007 and 2006 selected consolidated historical financial data showed for comparative purposes relates only to CNSA.

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars)
Statement of Operations Data
Time charter, voyage and port terminal revenues	$123,861	$101,581
Sales of products	44,047	41,562
Time charter, voyage and port terminal expenses	(30,817)	(26,213)
Direct vessels expenses	(48,006)	(36,762)
Cost of products sold	(42,320)	(38,554)
Depreciation and amortization	(16,609)	(16,539)
General and administrative expenses	(10,368)	(9,308)
Interest income/(expense) and finance cost, net	(11,271)	(3,153)
Gain on sale of assets	36	—
Other expense, net	(7,168)	(8,669)

Income before income taxes and noncontrolling interest	1,385	3,945
Income tax benefit	356	718

Net income	1,741	4,663
Less: Net income attributable to the noncontrolling interest	(758)	(1,338)

Net income attributable to Navios Logistics’ stockholders	$983	$3,325

	As of September 30, 2011	As of December 31, 2010
	(Expressed in thousands of U.S. dollars)
Balance Sheet Data (at period end)

Current assets, including cash and cash equivalents	$94,941	$70,424
Total assets	630,494	547,561
Current liabilities, including current portion of long-term debt	82,198	43,780
Total long-term debt, including current portion	200,685	127,422
Total liabilities	308,112	218,182
Total Navios Logistics’ stockholders’ equity	321,863	310,030

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars)
Other Financial Data
Net cash provided by operating activities	$28,688	$19,236
Net cash used in investing activities	(66,947)	(7,741)
Net cash provided by/(used in) financing activities	56,897	(5,680)
Ratio of earnings to fixed charges (1)	1.10	1.35

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars)
Statement of Income Data
Time charter, voyage and port terminal revenues	$136,756	$112,263	$97,977	$9,689	$8,729
Sales of products	51,217	26,627	9,801	—	—
Time charter, voyage and port terminal expenses	(35,410)	(32,428)	(29,146)	(3,860)	(3,360)
Direct vessel expenses	(50,422)	(37,095)	(31,804)	—	—
Cost of products sold	(47,073)	(24,246)	(9,247)	—	—
Depreciation of vessels, port terminals and other fixed assets, net	(17,729)	(18,020)	(14,747)	(917)	(915)
Amortization of intangible assets and liabilities, net	(4,486)	(3,111)	(3,244)	(949)	(972)
Amortization of deferred dry dock costs	(394)	(270)	(70)	—	—
General and administrative expenses	(12,210)	(9,115)	(8,044)	(507)	(737)
Provision for losses on accounts receivable	(652)	(1,351)	(115)	—	—
Taxes other than income taxes	(7,921)	(4,821)	(2,954)	—	—
Gain on sale of assets	52	—	—	—	—
Interest expense and finance costs, net	(4,526)	(4,246)	(4,421)	—	—
Interest income	298	11	502	148	11
Foreign exchange differences	(3)	378	831	(642)	81
Other, net	64	569	206	1	(4)

Income before income taxes and noncontrolling interest	$7,561	$5,145	$5,525	$2,963	$2,833
Income taxes	(64)	1,654	(1,190)	—	—

Net Income	$7,497	$6,799	$4,335	$2,963	$2,833
Less: Net income attributable to the noncontrolling interest	(1,897)	(1,448)	(907)	—	—

Net Income attributable to Navios Logistics’ stockholders	$5,600	$5,351	$3,428	$2,963	$2,833

	As of December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars)
Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$70,424	$57,777	$32,580	$7,944	$2,292
Total assets	547,561	484,549	450,201	76,708	72,923
Current liabilities, including current portion of long-term debt	43,780	31,396	22,430	6,559	2,037
Long-term debt, including current portion	127,422	120,393	81,328	—	—
Total liabilities	218,182	174,517	150,249	6,559	2,069
Total Navios Logistics’ stockholders’ equity	310,030	293,560	288,209	70,149	70,854

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars)
Other Financial Data
Net cash provided by operating activities	$34,104	$23,080	$11,425	$9,427	$1,196
Net cash used in investing activities	(14,114)	(27,168)	(203,320)	—	(126)
Net cash (used in)/provided by financing activities	(7,713)	19,499	196,061	(3,667)	—
Ratio of earnings to fixed charges (1)	1.76	1.37	1.54	—	—

(1)	The ratio of earnings to fixed charges is calculated as follows:

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(Expressed in thousands of U.S. dollars)
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$1,385	$3,945
(b) fixed charges	13,432	6,450
(c) amortization of capitalized interest	106	97
(d) distributed income of equity investees	—	—
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—
Less:
(a) Interest capitalized	(172)	(1,758)
(b) preference security dividend requirements of consolidated subsidiaries	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total	$14,751	$8,734

Fixed charges:
(a) Interest expensed and capitalized	$10,795	$4,604
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	934	267
(c) an estimate of the interest within rental expense	1,703	1,579
(d) preference security dividend requirements of consolidated subsidiaries	—	—
(e) interest and amortization of discount or premium of guaranteed debt of less than 50% owned person or unaffiliated	—	—

Total	$13,432	$6,450

Earnings to fixed charges	1.10	1.35

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars)
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$7,561	$5,145	$5,525	$2,963	$2,833
(b) fixed charges	7,851	7,594	6,509	—	—
(c) amortization of capitalized interest	131	72	21	—	—
(d) distributed income of equity investees	—	—	—	—	—
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
(a) Interest capitalized	(1,758)	(2,409)	(2,030)	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Total	$13,785	$10,402	$10,024	$2,963	$2,833

Fixed charges:
(a) Interest expensed and capitalized	$5,679	$6,051	$5,840	$—	$—
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	365	284	140	—	—
(c) an estimate of the interest within rental expense	1,807	1,259	529	—	—
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(e) interest and amortization of discount or premium of guaranteed debt of less than 50% owned person or unaffiliated	—	—	—	—	—

Total	$7,851	$7,594	$6,509	$—	$—

Earnings to fixed charges	1.76	1.37	1.54	N/A	N/A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2011 and 2010 and each of the fiscal years ended December 31, 2010, 2009 and 2008. You should read this section together with our consolidated financial statements including the notes to those financial statements for the years mentioned above which are included in this prospectus, and which have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

This prospectus and the following discussion contain forward-looking statements based on our current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this prospectus are those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. We are one of the largest logistics companies in the Hidrovia region of South America. We serve the storage and marine transportation needs of our customers through two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products and a diverse fleet, consisting of vessels, barges and pushboats. We have combined our ports in Uruguay and Paraguay with our versatile fleet to offer end-to-end logistics solutions for both our dry and liquid port customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphthas, fuel oil and vegetable oils), and liquefied cargo (liquefied petroleum gas (LPG)).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 of our shares, representing 63.8% (67.2% excluding contingent consideration) of our outstanding stock. We acquired all ownership interests in the Horamar in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 of our shares representing 36.2% (32.8% excluding contingent consideration) of our outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under our umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of our stock.

On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which we acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of our stock.

The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of our outstanding shares from the date of issuance since these shares have been irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned above, the shares were delivered to Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.

We are focused on growing our businesses as a provider of logistics solutions to the region through port facilities and a versatile fleet of wet and dry barges serving the needs of a number of industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Our business is operated by Navios Holdings as part of its broader corporate organization rather than as a stand-alone company. We are party to an administrative services agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to us. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. See “Certain Relationships and Related Party Transactions–Administrative Services Agreement.”

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay moved 3.9 million tons of dry cargo in 2010, as compared to 3.1 million tons of dry cargo in 2009. During the nine month period ended September 30, 2011, 3.0 million tons of dry cargo were moved as compared to 3.0 million tons of dry cargo in the same period of 2010. Our port facility in San Antonio, Paraguay moved approximately 337,385 cubic meters of liquid fuels (primarily diesel and naphtha) in 2010 as compared to approximately 258,500 cubic meters in 2009. During the nine month period ended September 30, 2011, approximately 217,825 cubic meters of liquid fuels (primarily diesel and naphtha) were moved as compared to approximately 265,395 cubic meters in the same period of 2010. We have installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal which has been operational since May 16, 2011. This facility is focused primarily on Uruguayan soy for export and serves the needs of our customers for grain products that meet the quality standards required by international buyers. In addition, we are constructing two new storage tanks at our port facility in Paraguay with a total capacity of 7,100 cubic meters, which are expected to be completed in the first half of 2012.

Fleet

Our current core fleet consists of a total of 303 vessels, barges and pushboats of which 276 are owned by us and 27 are chartered-in under long-term charter-in contracts.

Twenty-seven vessels of our current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 2.0 years. Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.4 years and maximum remaining duration of 4.8 years.

The following is the current core fleet as of January 27, 2012.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Type
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)	45	125,500 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo
Total	297

Product Tanker Fleet	Year Built	DWT	Type
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Stavroula (4)	2010	16,871	Double-hulled Product Tanker
Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.
(2)	23 Tank Barges are chartered-in with total capacity of 58,700 m3.
(3)	Serving in the Argentine cabotage business.
(4)	The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

Chartering Arrangements

We continually monitor developments in the shipping and logistics industry and make decisions on an individual vessel and segment basis, as well as based on our view of overall market conditions in order to implement our overall business strategy. In our barge business, we typically operate under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we engage in CoAs, which allow us flexibility in transporting a certain cargo to its destination.

Recent Developments

Acquisition of Noncontrolling Interests in Joint Ventures

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. We paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.

$200.0 million 9.25% Senior Notes Due 2019

On April 12, 2011, we and our wholly-owned subsidiary Logistics Finance (together with us, the “Co-Issuers”) issued $200.0 million of outstanding senior notes due on April 15, 2019 at a fixed rate of 9.25%. The senior notes are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave and Logistics Finance. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of an equity offering at 109.25% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the senior notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “—Long-term Debt Obligations and Credit Arrangement” and “Description of Notes” for further discussion of our senior notes.

The net proceeds from the notes were approximately $193.2 million, after deducting fees and estimated expenses relating to the offering. The net proceeds from the notes offering have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes. See “Use of Proceeds,” for further discussion.

Indebtedness Repayment

On April 12, 2011, we used the proceeds from the notes to fully repay the $70.0 million loan facility with Marfin Popular Bank. On July 25, 2011, we used proceeds from the notes to fully repay $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) of debt of the non-wholly owned subsidiaries in connection with our purchase of the noncontrolling interests of such non-wholly owned subsidiaries.

Acquisitions

During the second, third and fourth quarters of 2011, on or prior to October 24, 2011, we used a portion of the proceeds from the notes offering to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $57.1 million, including transportation and other related costs.

Following the acquisition of two pieces of land for a total of $1.0 million in 2010, we paid $0.4 million in September 2011 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

Construction of a New Silo in the Dry Port

During the third quarter of 2011, we commenced the construction of a new silo at our dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012. As of September 30, 2011, we had invested $3.4 million for the silo construction.

Completion of New Drying and Conditioning Facility

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira, Uruguay. The facility has been operational since May 16, 2011 and was financed with funds generated by our port operations. We paid $3.0 million during the year ended December 31, 2010 and $0.9 million during the first half of 2011 to construct this facility, which is focused primarily on Uruguayan soy for export and serves the needs of our clients for grain products that meet the quality standards imposed by international buyers.

Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Risk Factors” included elsewhere in this prospectus.

Contract Rates

The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of our fleet and storage capacity, we must be able to renew the contracts on our fleet and ports on the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of drybulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store, and this could result in a reduction in demand for services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

We and our subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; although in some cases prices that we pay for fuel are temporarily not aligned with the adjustment that we obtain under our freight contracts.

Seasonality

One significant factor that affects our results of operations and revenues from quarter to quarter, particularly in the first quarter of each year, is seasonality. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segment

Historically, we had two reportable segments, Logistics Business and Dry Port Terminal Business. Since we were formed by the business combination between CNSA and Horamar, we have grown our vessel fleet through acquisitions of vessels, barges and pushboats. Additionally, we expanded our Uruguayan port terminal with the construction of a new silo, the acquisition of additional land and the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011.

Following these recent business developments, beginning in 2011, we report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. Historical information for September 30, 2010 and the years ended December 31, 2010, 2009 and 2008 has been reclassified in accordance with the new reportable segments. For further historical segment information, please see Note 23 to our audited Consolidated Financial Statements included elsewhere in this prospectus.

Financial Highlights

For the nine month period ended September 30, 2011 compared to the nine month period ended September 30, 2010

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2011 and 2010 and was derived from our unaudited consolidated financial statements.

	Nine Month Period Ended September 30, 2011 (unaudited)	Nine Month Period Ended September 30, 2010 (unaudited)
	(Expressed in thousands of U.S. dollars)
Time charter, voyage and port terminal revenues	$123,861	$101,581
Sales of products	44,047	41,562
Time charter, voyage and port terminal expenses	(30,817)	(26,213)
Direct vessels expenses	(48,006)	(36,762)
Cost of products sold	(42,320)	(38,554)
Depreciation and amortization	(16,609)	(16,539)
General and administrative expenses	(10,368)	(9,308)
Interest income/(expense) and finance cost, net	(11,271)	(3,153)
Gain on sale of assets	36	—
Other expense, net	(7,168)	(8,669)

Income before income taxes and noncontrolling interest	1,385	3,945
Income tax benefit	356	718

Net income	1,741	4,663
Less: Net income attributable to the noncontrolling interest	(758)	(1,338)

Net income attributable to Navios Logistics’ stockholders	$983	$3,325

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2011, our revenue increased by $22.3 million or 21.9% to $123.9 million, as compared to $101.6 million for the same period during 2010. Revenue from the port terminal business increased by $0.1 million or 0.5% to $18.4 million for the nine month period ended September 30, 2011, as compared to $18.3 million for the same period of 2010. The increase was mainly attributable to an increase in tariffs in the dry port terminal of $0.5 million mitigated by a $0.4 million decrease in storage services provided by the liquid port terminal. Revenue from the cabotage business increased by $13.9 million or 52.3% to $40.5 million for the nine months period ended September 30, 2011, as compared to $26.6 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $8.3 million or 14.6% to $65.0 million for the nine months period ended September 30, 2011, as compared to $56.7 million for the same period during 2010. This increase was mainly attributable to the increase in volumes in iron ore transportation.

Sales of Products: For the nine month period ended September 30, 2011, our sales of products increased by $2.4 million or 5.8% to $44.0 million, as compared to $41.6 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $4.6 million or 17.6% to $30.8 million for the nine month period ended September 30, 2011, as compared to $26.2 million for the same period during 2010. This increase was due to an increase in time charter and voyage expenses of the barge business by $4.2 million or 22.1% to $23.2 million for the nine month period ended September 30, 2011, as compared to $19.0 million for the same period in 2010. This was mainly attributable to the increase in volumes in iron ore transportation. In the port terminal business, expenses increased by $1.1 million or 20.0% to $6.6 million for the nine month period ended September 30, 2011, as compared to $5.5 million for the same period in 2010. This was attributable to a $0.8 million increase of expenses in our dry port in Uruguay mainly from salaries, and a $0.3 million increase in expenses of the liquid port in Paraguay. The overall increase was offset by a $0.7 million or 41.2% decrease in time charter and voyage expenses of the cabotage business to $1.0 million for the nine month period ended September 30, 2011, as compared to $1.7 million for the same period during 2010. This decrease was mainly attributable to a decrease in the fuel expenses of the cabotage vessels due to increase in operating days under time charter contracts under which fuel is paid for by the customer.

Direct Vessels Expenses: Direct vessels expenses increased by $11.2 million or 30.4% to $48.0 million for the nine month period ended September 30, 2011, as compared to $36.8 million for the same period in 2010. Direct vessels expenses of the cabotage business increased by $8.4 million or 60.0% to $22.4 million for the nine months period ended September 30, 2011, as compared to $14.0 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Direct vessels expenses of the barge business increased by $2.8 million or 12.3% to $25.6 million for the nine months period ended September 30, 2011, as compared to $22.8 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, repairs and maintenance. Direct vessels expenses include crew costs, victualling costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the nine month period ended September 30, 2011, our cost of products sold increased by $3.7 million or 9.6% to $42.3 million, as compared to $38.6 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Depreciation and Amortization: Depreciation and amortization increased by $0.1 million to $16.6 million for the nine month period ended September 30, 2011, as compared to $16.5 million for the same period of 2010. The depreciation of tangible assets and the amortization of intangible assets for the nine month period ended September 30, 2011 amounted to $13.3 million and $3.3 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the nine month period ended September 30, 2010 amounted to $13.2 million and $3.3 million, respectively. Depreciation and amortization in the barge business decreased by $0.6 million to $10.8 million for the nine month period ended September 30, 2011, as compared to $11.4 million for the same period during 2010. Such decrease is due to the fact that certain barges have reached the end of their estimated useful lives in 2010. Depreciation and amortization in the cabotage business for the nine month period ended September 30, 2011 increased by $0.6 million to $3.2 million, as compared with $2.6 million for the same period during 2010. The increase resulted primarily from the additional depreciation generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Depreciation and amortization in the port terminal business for the nine month period ended September 30, 2011 increased by $0.1 million to $2.6 million, as compared with $2.5 million for the same period during 2010. This increase was mainly due to the depreciation of the new drying and conditioning facility in our dry port facility in Uruguay.

General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 11.8% to $10.4 million for the nine month period ended September 30, 2011, as compared to $9.3 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.2 million or 12.5% to $1.8 million, as compared to $1.6 million in the same period during 2010. General and administrative expenses relating to the barge business increased by $0.9 million or 12.0% to $8.4 million for the nine month period ended September 30, 2011, as compared to $7.5 million for the same period during 2010. General and administrative expenses relating to the cabotage business was $0.2 million in both the nine month periods ended September 30, 2011 and 2010. The overall increase was mainly attributable to an increase in salaries by $1.4 million mainly due to an increased number of employees, wages increase and the impact of foreign exchange rates, mitigated by a decrease in other administrative costs by $0.3 million.

Interest Income/(Expense) and Finance Costs, Net: Interest income/(expense) and finance costs, net increased by $8.1 million to $11.3 million for the nine month period ended September 30, 2011, as compared to $3.2 million for the same period of 2010. For the nine month period ended September 30, 2011, interest expense amounted to $10.6 million, other finance costs amounted to $1.4 million and interest income amounted to $0.7 million. For the nine month period ended September 30, 2010, interest expense amounted to $2.8 million, other finance costs amounted to $0.5 million and interest income amounted to $0.1 million. The main reason for the increase was the interest expense generated by the notes issued in April 2011.

Other Expense, Net: Other expense, net decreased by $1.5 million to $7.2 million for the nine month period ended September 30, 2011, as compared to $8.7 million for the same period of 2010. Other expense, net for the barge business decreased by $2.6 million to $3.0 million for the nine month period ended September 30, 2011, as compared to $5.6 million for the same period in 2010. This decrease was mainly due to a lower provision for bad debts as compared to the same period of 2010. Other expense, net for the port terminal business increased by $0.3 million to $0.3 million for the nine month period ended September 30, 2011, as compared to $0 for the same period in 2010. This increase was mainly attributable to foreign currency exchange losses. Other expense, net for the cabotage business increased by $0.8 million to $3.9 million for the nine month period ended September 30, 2011, as compared to $3.1 million for the same period in 2010. This increase was due mainly to an increase in taxes other-than income taxes.

Income Tax Benefit: Income taxes increased by $0.3 million or 42.9% to $0.4 million of benefit for the nine month period ended September 30, 2011, as compared to $0.7 million of benefit for the same period in 2010. The variation was mainly due to (a) $0.2 million of higher income tax expense in Argentina due to the decrease of deferred tax assets carried forward, and (b) a $0.1 million increase in income tax charges with respect to retained earnings in Paraguay. Income taxes in the port terminal business decreased by $0.4 million or 66.7% to an expense of $0.2 million for the nine month period ended September 30, 2011 as compared to an expense of $0.6 million for the same period in 2010. Income taxes of the barge business increased by $0.6 million or 31.6% to a benefit of $1.3 million for the nine month period ended September 30, 2011 as compared to a benefit of $1.9 million for the same period in 2010. Income taxes of the cabotage business increased by $0.1 million or 16.7% to an expense of $0.7 million for the nine month period ended September 30, 2011 as compared to an expense of $0.6 million for the same period in 2010.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.5 million or 38.5% to $0.8 million for the nine month period ended September 30, 2011, as compared to $1.3 million for the same period during 2010. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.

For the year ended December 31, 2010 compared to the year ended December 31, 2009

The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009 and was derived from our audited consolidated revenue and expense accounts for each of the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
	(Expressed in thousands of U.S. dollars )
Time charter, voyage and port terminal revenues	$136,756	$112,263
Sales of products	51,217	26,627
Time charter, voyage and port terminal expenses	(35,410)	(32,428)
Direct vessel expenses	(50,422)	(37,095)
Cost of products sold	(47,073)	(24,246)

	Year Ended December 31,
	2010	2009
	(Expressed in thousands of U.S. dollars )
Depreciation of vessels, port terminals and other fixed assets, net	(17,729)	(18,020)
Amortization of intangible assets and liabilities, net	(4,486)	(3,111)
Amortization of deferred drydock costs	(394)	(270)
General and administrative expenses	(12,210)	(9,115)
Provision for losses on accounts receivable	(652)	(1,351)
Taxes other than income taxes	(7,921)	(4,821)
Gain on sales of assets	52	—
Interest expense and finance costs, net	(4,526)	(4,246)
Interest income	298	11
Foreign exchange differences	(3)	378
Other, net	64	569

Income before income taxes and noncontrolling interest	$7,561	$5,145
Income tax (expense)/benefit	(64)	1,654

Net income	7,497	6,799
Less: Net income attributable to the noncontrolling interest	(1,897)	(1,448)

Net income attributable to Navios Logistics’ stockholders	$5,600	$5,351

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2010, our time charter, voyage and port terminal revenues increased by $24.5 million or 21.8% to $136.8 million, as compared to $112.3 million for the same period during 2009. Revenue from the port terminal business increased by $5.4 million or 30.0% to $23.4 million for the year ended December 31, 2010, as compared to $18.0 million for the same period during 2009. The increase was mainly attributable to an increase in volumes in the dry port terminal as well as to the increase in storage capacity by 80,000 metric tons due to the construction of a new silo at our port facilities in Uruguay, which became operational in August 2009. Revenue from the cabotage business increased by $11.3 million or 43.8% to $37.1 million for the year ended December 31, 2010, as compared to $25.8 million for the same period during 2009. This increase was mainly attributable to the two new vessels acquired, the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively. Revenue from the barge business increased by $7.8 million or 11.4% to $76.3 million for the year ended December 31, 2010, as compared to $68.5 million for the same period during 2009. This increase was attributable to the increase in the operational number of barges, mainly due to a three-year charter-in agreement for 15 tank barges, which were delivered during the third and fourth quarter of 2010.

Sales of Products: For the year ended December 31, 2010, our sales of products relating to the port terminal business increased by $24.6 million or 92.5% to $51.2 million, as compared to $26.6 million for the same period during 2009. This was mainly due to the increase in the Paraguayan liquid port’s volume. Sales of products relate to revenues earned in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $3.0 million or 9.3% to $35.4 million for the year ended December 31, 2010, as compared to $32.4 million for the same period in 2009. Port terminal business expenses for the year ended December 31, 2010 increased by $1.9 million or 34.5% to $7.4 million for the year ended December 31, 2010, as compared to $5.5 million for the same period during 2009. This increase in the port terminal business expenses is mainly attributable to an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay. Time charter and voyage expenses of the cabotage business increased by $1.2 million or 120.0% to $2.2 million for the year ended December 31, 2010, as compared to $1.0 million for the same period during 2009. This increase in the cabotage business is mainly due to the operations of the two newly acquired vessels, the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively. Time charter and voyage expenses of the barge business decreased by $0.1 million or 0.4% to $25.8 million for the year ended December 31, 2010, as compared to $25.9 million for the same period during 2009.

Direct Vessels Expenses: Direct vessels expenses increased by $13.3 million or 35.8% to $50.4 million for the year ended December 31, 2010, as compared to $37.1 million for the same period in 2009. Direct vessels expenses of the cabotage business increased by $7.5 million or 68.2% to $18.5 million for the year ended December 31, 2010, as compared to $11.0 million for the same period in 2009. The increase resulted primarily from the increase in crew costs and spares and the additional operating expenses generated from the acquisitions of the Makenita H and the Sara H. Direct vessels expenses of the barge business increased by $5.8 million or 22.2% to $31.9 million for the year ended December 31, 2010, as compared to $26.1 million for the same period in 2009. The increase resulted primarily from the increase in crew costs and spares. Direct vessels expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2010, our cost of products sold relating to the port terminal business increased by $22.9 million or 94.6% to $47.1 million, as compared to $24.2 million for the same period during 2009. This was mainly due to the increase in the Paraguayan liquid port’s volume. This cost relates to expenses incurred in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net decreased by $0.3 million to $17.7 million for the year ended December 31, 2010, as compared to $18.0 million for the same period of 2009. The decrease in depreciation of fixed assets was mainly due to the fact that in our barge business some assets reached the end of their useful life in 2009, resulting in a decrease of $1.2 million, mitigated mainly by an increase of $0.6 million in depreciation of the cabotage business due to the acquisition of the new vessels and an increase of $0.3 million in depreciation in the port terminal business due to the new silo constructed at our port facilities in Uruguay.

Amortization of Intangibles Assets and Liabilities, Net: Amortization of intangible assets and liabilities, net increased by $1.4 million to $4.5 million for the year ended December 31, 2010, as compared to $3.1 million for the same period of 2009. The increase in amortization expense was mainly attributable to the full amortization in 2009 of the unfavorable contracts (intangible liabilities).

Amortization of Deferred Drydock Costs: For the year ended December 31, 2010, our amortization of deferred drydock costs increased by $0.1 million to $0.4 million, as compared to $0.3 million for the same period during 2009. The increase was attributable to additional drydock costs amounting to $0.1 million in the barge business.

General and Administrative Expenses: General and administrative expenses increased by $3.1 million or 34.1% to $12.2 million for the year ended December 31, 2010, as compared to $9.1 million for the same period during 2009. General and administrative expenses relating to the port terminal business increased by $0.5 million or 31.3% to $2.1 million for the year ended December 31, 2010, as compared to $1.6 million for the same period during 2009. General and administrative expenses relating to the barge business increased by $2.5 million or 34.2% to $9.8 million for the year ended December 31, 2010, as compared to $7.3 million for the same period during 2009. General and administrative expenses relating to the cabotage business increased by $0.1 million or 50.0% to $0.3 million for the year ended December 31, 2010, as compared to $0.2 million for the same period during 2009. The overall increase in general and administrative expenses was mainly attributable to (i) a $1.2 million increase in salaries which was mainly due to an increase in the number of employees, higher local inflation and the impact of foreign exchange rates, (ii) a $0.6 million increase in professional fees due to the increase in our reporting needs, and (iii) a $1.3 million increase in other administrative costs mainly due to an increase in travel, communication and accommodation expenses by $0.7 million and in other administrative expenses by $0.6 million.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.7 million to $0.7 million for the year ended December 31, 2010, as compared to $1.4 million for the same period in 2009. The main reason was lower provisions for bad debts recognized during 2010.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $3.1 million or 64.6% to $7.9 million for the year ended December 31, 2010, as compared to $4.8 million for the same period during 2009. The increase was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina, in the cabotage business amounting to $1.7 million and in the barge business amounting to $1.4 million.

Gain on Sales of Assets: During the year ended December 31, 2010 we sold a barge recognizing a gain on sale of $0.1 million. There was no gain on sale of assets during the year ended December 31, 2009.

Interest Expense and Finance Costs, Net: Interest expense and finance costs, net, increased by $0.3 million or 7.1% to $4.5 million for the year ended December 31, 2010, as compared to $4.2 million for the same period in 2009. The increase was mainly attributable to the new loans obtained in the cabotage business for the acquisition of two product tankers the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively.

Interest Income: Interest income increased by $0.3 million for the year ended December 31, 2010, as compared to $0 for the same period in 2009. The increase is due to the short-term deposits in our dry port in Uruguay.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.4 million to $0 for the year ended December 31, 2010. The variation is due to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other, Net: Other, net decreased by $0.4 million to $0.1 million for the year ended December 31, 2010, as compared to $0.5 million for the same period in 2009.This was due to a decrease of $0.2 million in the cabotage business and a decrease of $0.2 million in our port terminal business.

Income Taxes: Income taxes for the year ended December 31, 2010 changed by $1.8 million to a loss of $0.1 million for 2010, as compared to $1.7 million gain for the same period in 2009. The variation was due mainly to a $1.7 million increase in income tax charges in our barge business with respect to undistributed retained earnings in Paraguay and an increase of $0.1 million in income taxes in our Paraguayan liquid port.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $0.5 million or 35.7% to $1.9 million for the year ended December 31, 2010, as compared to $1.4 million for the same period during 2009. This was mainly due to the increase in the operations in the cabotage business following the acquisition of the Makenita H and the Sara H during 2009 and 2010 respectively.

For the year ended December 31, 2009 compared to the year ended December 31, 2008

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2009 and 2008 and was derived from our audited consolidated revenue and expense accounts for each of the years ended December 31, 2009 and 2008.

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars)
Time charter, voyage and port terminal revenues	$112,263	$97,977
Sales of products	26,627	9,801
Time charter, voyage and port terminal expenses	(32,428)	(29,146)
Direct vessel expenses	(37,095)	(31,804)
Cost of products sold	(24,246)	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	(18,020)	(14,747)
Amortization of intangible assets and liabilities, net	(3,111)	(3,244)
Amortization of deferred drydock costs	(270)	(70)
General and administrative expenses	(9,115)	(8,044)
Provision for losses on accounts receivable	(1,351)	(115)
Taxes other than income taxes	(4,821)	(2,954)
Interest expense and finance costs, net	(4,246)	(4,421)
Interest income	11	502
Foreign exchange differences	378	831
Other, net	569	206

Income before income taxes and noncontrolling interest	$5,145	$5,525
Income tax benefit/(expense)	1,654	(1,190)

Net income	6,799	4,335
Less: Net income attributable to the noncontrolling interest	(1,448)	(907)

Net income attributable to Navios Logistics’ stockholders	$5,351	$3,428

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2009, our time charter, voyage and port terminal revenues increased by $14.3 million or 14.6% to $112.3 million, as compared to $98.0 million for the same period during 2008. Revenue from the port terminal business increased by $6.1 million or 51.3% to $18.0 million for the year ended December 31, 2009, as compared to $11.9 million for the same period during 2008. The increase was mainly attributable to the increase in volumes in the dry port terminal, and the increase in storage capacity due to construction of the new silo at our port facilities in Uruguay, which had been fully operational since August 2009 of 80,000 metric tons of storage capacity. Revenue from the barge business increased by $1.0 million or 1.5% to $68.5 million for the year ended December 31, 2009, as compared to $67.5 million for the same period during 2008. Revenue from the cabotage business increased by $7.2 million or 38.7% to $25.8 million for the year ended December 31, 2009, as compared to $18.6 million for the same period during 2008. This increase was mainly attributable to the acquisition of the Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively.

Sales of Products: For the year ended December 31, 2009, our sales of products relating to the port terminal business increased by $16.8 million or 171.4% to $26.6 million, as compared to $9.8 million for the same period during 2008. This was mainly due to the increase in the Paraguayan liquid port’s volume. Sale of products relates to revenues earned in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $3.3 million or 11.3% to $32.4 million for the year ended December 31, 2009, as compared to $29.1 million for the same period during 2008. Port terminal business expenses for the year ended December 31, 2009 increased by $0.6 million or 12.2% to $5.5 million for the year ended December 31, 2009, as compared to $4.9 million for the same period during 2008. This increase in the port terminal business expenses is attributable to an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay. Time charter and voyage expenses of the cabotage business decreased by $0.7 million or 41.2% to $1.0 million for the year ended December 31, 2009, as compared to $1.7 million for the same period in 2008. Time charter and voyage expenses of the barge business increased by $3.4 million or 15.1% to $25.9 million for the year ended December 31, 2009, as compared to $22.5 million for the same period in 2008. This increase was mainly attributable to the delivery of the new fleet of liquid, dry barges and pushboats, which were fully operational from the fourth quarter of 2008.

Direct Vessels Expenses: Direct vessels expenses increased by $5.3 million or 16.7% to $37.1 million for the year ended December 31, 2009, as compared to $31.8 million for the same period in 2008. Direct vessels expenses of the cabotage business increased by $4.3 million or 64.2% to $11.0 million for the year ended December 31, 2009, as compared to $6.7 million for the same period in 2008. The increase resulted primarily from the additional operating expenses generated from the acquisitions of the Estefania H and the Makenita H on July 25, 2008 and on June 2, 2009, respectively. Direct vessels expenses of the barge business increased by $1.0 million or 4.0% to $26.1 million for the year ended December 31, 2010, as compared to $25.1 million for the same period in 2009. The increase resulted primarily from the increase in crew costs and spares and was mainly attributable to the delivery of the new fleet of liquid, dry barges and pushboats, which were fully operational from the fourth quarter of 2008. Direct vessels expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2009, our cost of products sold relating to the port terminal business increased by $15.0 million or 163.0% to $24.2 million, as compared to $9.2 million for the same period during 2008. This was mainly due to the increase in the Paraguayan liquid port’s volume. This cost relates to expenses incurred in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $3.3 million or 22.4% to $18.0 million for the year ended December 31, 2009, as compared to $14.7 million for the same period of 2008. The increase was mainly attributable to the delivery of the new fleet of liquid, dry barges and pushboats at the beginning of the fourth quarter of 2008 in the barge business amounting to $2.6 million and the acquisition of the Estefania H and the Makenita H on July 25, 2008 and on June 2, 2009, respectively, in the cabotage business amounting to $0.7 million. Depreciation in the port terminal business was the same for the years ended December 31, 2009 and 2008.

Amortization of Intangible Assets and Liabilities, Net: Amortization of intangible assets and liabilities, net decreased by $0.1 million to $3.1 million for the year ended December 31, 2009, as compared to $3.2 million for the same period of 2008. This decrease was attributable to our port terminal business.

Amortization of Deferred Drydock Costs: For the year ended December 31, 2009, amortization of deferred drydock costs increased by $0.2 million to $0.3 million for the year ended December 31, 2009, as compared to $0.1 million for the same period during 2008. The increase was mainly attributable to additional drydock costs amounting to $0.2 million in the barge business.

General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 13.8% to $9.1 million for the year ended December 31, 2009, as compared to $8.0 million for the same period during 2008. General and administrative expenses relating to the port terminal business increased by $0.2 million or 14.3% to $1.6 million for the year ended December 31, 2009, as compared to $1.4 million for the same period during 2008. General and administrative expenses relating to the barge business increased by $0.9 million or 14.1% to $7.3 million for the year ended December 31, 2009, as compared to $6.4 million for the same period during 2008. General and administrative expenses in the cabotage business were the same for the years ended December 31, 2009 and 2008. The increase in general and administrative expenses in all our businesses was mainly attributable to an increase in salaries, audit and related fees and other administrative costs.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable increased by $1.3 million to $1.4 million for the year ended December 31, 2009, as compared to $0.1 million for the same period in 2008. The main reason for the increase was the provision for bad debts for services rendered to customers including demurrages in the barge business.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $1.8 million or 60.0% to $4.8 million for the year ended December 31, 2009, as compared to $3.0 million for the same period during 2008. The increase was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina, in the cabotage business amounting to $1.2 million and in the barge business amounted to $0.6 million, respectively.

Interest Expense and Finance Costs, Net: Interest expense and finance costs, net, decreased by $0.2 million or 4.5% to $4.2 million for the year ended December 31, 2009, as compared to $4.4 million for the same period in 2008. The decrease was mainly attributable to a decrease in interest LIBOR rates. This decrease was partially offset by the interest expense related to the cabotage business and the new loans obtained for the acquisition of product tankers the Estefania H and the Makenita H.

Interest Income: Interest income decreased by $0.5 million to $0 for the year ended December 31, 2009, as compared to $0.5 million for the same period in 2008. This decrease is due to the barge and port terminal businesses’ decrease in short-term deposits amounting to $0.3 million and $0.2 million, respectively.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.4 million to $0.4 million for the year ended December 31, 2009. The variation is due to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other, Net: Other, net increased by $0.4 million to $0.5 million for the year ended December 31, 2009, as compared to $0.1 million for the same period in 2008. This was due to an increase of $0.3 million in the port terminal business and an increase of $0.1 million in our barge business.

Income Taxes: Income taxes for the year ended December 31, 2009 changed by $2.9 million to a gain of $1.7 million, as compared to $1.2 million loss for the same period in 2008. The variation was mainly attributable to the barge business due to (a) a $0.9 million decrease in income tax charges with respect to undistributed retained earnings in Paraguay, (b) a $1.3 million gain relating to the recognition of deferred taxed assets in 2009 derived from income tax carry forwards generated that year, and (c) a $0.7 million gain arising from the partial reversal of deferred income tax liabilities following the merger of certain companies in Paraguay in 2009.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $0.5 million or 55.6% to $1.4 million for the year ended December 31, 2009, as compared to $0.9 million for the same period during 2009. This was mainly due to the increase in the operations in the cabotage business following the acquisition of the Estefania H and the Makenita H in 2008 and 2009 respectively.

EBITDA Reconciliation to Net Income Attributable to Navios Logistics’ Stockholders

EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Nine Month Period Ended September 30, 2011

	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,165	$6,084	$(14,266)	$983
Depreciation and amortization	2,564	3,210	10,835	16,609
Amortization of deferred drydock costs	—	151	292	443
Interest (income)/expense and finance cost, net	(395)	2,290	9,376	11,271
Income tax expense/(benefit)	172	696	(1,224)	(356)

EBITDA	$11,506	$12,431	$5,013	$28,950

Nine Month Period Ended September 30, 2010

	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,255	$1,640	$(9,570)	$3,325
Depreciation and amortization	2,545	2,617	11,377	16,539
Amortization of deferred drydock costs	—	22	261	283
Interest (income)/expense and finance cost, net	(135)	1,335	1,953	3,153
Income tax expense/(benefit)	564	567	(1,849)	(718)

EBITDA	$14,229	$6,181	$2,172	$22,582

EBITDA increased by $6.4 million to $29.0 million for the nine month period ended September 30, 2011, as compared to $22.6 million for the same period of 2010. This increase was mainly due to (a) a $22.3 million increase in time charter, voyage and port terminal revenues, of which $13.9 million was attributable to the cabotage business, $8.3 million was attributable to the barge business and $0.1 million was attributable to the port terminal business, (b) a $2.5 million increase in sales of products attributable to the port terminal business, (c) a $0.6 million decrease in noncontrolling interest mainly relating to the cabotage business and (d) a $1.6 million decrease in other expense, net. This increase was partially offset by (a) a $4.6 million increase in time charter, voyage and port terminal expenses resulting from a $4.2 million increase in the barge business, a $1.1 million increase attributable to the port terminal business, mitigated by a $0.7 million decrease in the cabotage business, (b) a $3.8 million increase in cost of products sold attributable to the port terminal business, (c) a $11.1 million increase in direct vessels expenses, of which $8.3 million was related to the cabotage business and $2.8 million was related to the barge business and (d) a $1.1 million increase in general and administrative expenses.

Year Ended December 31, 2010

	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	2,471	3,433	11,825	17,729
Amortization of intangible assets and liabilities, net	927	—	3,559	4,486
Amortization of deferred drydock costs	—	35	359	394
Interest income	(257)	—	(41)	(298)
Interest expense and finance costs, net	—	1,582	2,944	4,526
Income tax expense/(benefit)	61	938	(935)	64

EBITDA	$17,936	$10,018	$4,547	$32,501

Year Ended December 31, 2009

	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$10,396	$4,934	$(9,979)	$5,351
Depreciation of vessels, port terminals and other fixed assets, net	2,244	2,806	12,970	18,020
Amortization of intangible assets and liabilities, net	971	—	2,140	3,111
Amortization of deferred drydock costs	—	—	270	270
Interest income	(9)	—	(2)	(11)
Interest expense and finance costs, net	—	1,282	2,964	4,246
Income tax expense/(benefit)	39	858	(2,551)	(1,654)

EBITDA	$13,641	$9,880	$5,812	$29,333

Year Ended December 31, 2008

	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$2,642	$3,770	$(2,984)	$3,428
Depreciation of vessels, port terminals and other fixed assets, net	2,167	2,149	10,431	14,747
Amortization of intangible assets and liabilities, net	1,105	—	2,139	3,244
Amortization of deferred drydock costs	—	—	70	70
Interest income	(169)	—	(333)	(502)
Interest expense and finance costs, net	—	914	3,507	4,421
Income tax expense	4	1,103	83	1,190

EBITDA	$5,749	$7,936	$12,913	$26,598

EBITDA increased by $3.2 million to $32.5 million for the year ended December 31, 2010 as compared to $29.3 million for the same period of 2009. The increase is mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $24.5 million, out of which $11.3 million was attributable to the cabotage business, $7.8 million was attributable to the barge business and $5.4 million was attributable to the port terminal business, (b) an increase in sales of products by $24.6 million in the port terminal business, and (c) a $0.7 million decrease in provision for losses on accounts receivable. The above increase was offset mainly by: (a) a $3.0 million increase in time charter, voyage expenses and port terminal expenses out of which $1.2 million was attributable to the cabotage business and $1.9 million was attributable to the port terminal business, mitigated by a decrease of $0.1 million attributable to the barge business; (b) a $13.3 million increase in direct vessels expenses out of which $7.5 million was attributable to the cabotage business and $5.8 million was attributable to the barge business; (c) a $22.9 million increase in cost of products sold in the port terminal business, (d) a $3.1 million increase in general and administrative expenses out of which $0.1 million was attributable to the cabotage business, $2.5 million was attributable to the barge business and $0.5 million was attributable to the port terminal business, (e) a $3.1 million increase in taxes other than income taxes, (f) a $0.4 million decrease in foreign exchange differences, (g) a $0.4 million increase in noncontrolling interest, and (h) an increase in other, net by $0.4 million.

EBITDA increased by $2.7 million to $29.3 million for the year ended December 31, 2009 as compared to $26.6 million for the same period of 2008. The increase is mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $14.3 million out of which $7.2 million was attributable to the cabotage business, $1.0 million was attributable to the barge business and $6.1 million was attributable to the port terminal business, (b) an increase in sales of products by $16.8 million in the port terminal business, and (c) an increase in other, net by $0.4 million. The above increase was offset mainly by: (a) a $3.3 million increase in time charter, voyage expenses and port terminal expenses out of which $3.4 million was attributable to the barge business and $0.6 million was attributable to the port terminal business, mitigated by a decrease of $0.7 million attributable to the cabotage business; (b) a $5.3 million increase in direct vessels expenses out of which $4.3 million was attributable to the cabotage business and $1.0 million was attributable to the barge business; (c) a $15.0 million increase in cost of products sold in the port terminal business, (d) a $1.1 million increase in general and administrative expenses out of which $0.9 million was attributable to the barge business and $0.2 million was attributable to the port terminal business, (e) a $1.8 million increase in taxes other than income taxes, (f) a $1.3 million increase in provision for losses on accounts receivable, (g) a $0.4 million decrease in foreign exchange differences, and (h) a $0.6 million increase in noncontrolling interest.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information derived from our unaudited consolidated statements of cash flows for the nine month periods ended September 30, 2011 and 2010.

	Nine Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2010
	(unaudited)	(unaudited)
	(Expressed in thousands of U.S. dollars)
Net cash provided by operating activities	$28,688	$19,236
Net cash used in investing activities	(66,947)	(7,741)
Net cash provided by/(used in) financing activities	56,897	(5,680)

Increase in cash and cash equivalents	18,638	5,815
Cash and cash equivalents, beginning of the period	39,204	26,927

Cash and cash equivalents, end of period	$57,842	$32,742

Cash provided by operating activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010:

Net cash provided by operating activities increased by $9.5 million to $28.7 million for the nine month period ended September 30, 2011, as compared to $19.2 million for the same period in 2010. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

	Nine Month Period Ended September 30, 2011 (unaudited)	Nine Month Period Ended September 30, 2010 (unaudited)
	(Expressed in thousands of U.S. dollars)
Net income	$1,741	$4,663
Depreciation of vessels, port terminals and other fixed assets, net	13,284	13,177
Amortization of intangible assets and liabilities, net	3,325	3,362
Amortization of deferred financing costs	934	267
Amortization of deferred drydock costs	443	283
Provision for losses on accounts receivable	323	2,672
Gain on sale of assets	(36)	—
Income tax expense	(356)	(718)

Net income adjusted for non-cash items	$19,658	$23,706

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash from operating activities.

The positive change in operating assets and liabilities of $9.0 million for the nine month period ended September 30, 2011 resulted primarily from a $10.6 million increase in accrued expenses, a $6.1 million increase in accounts payable, a $0.6 million decrease in restricted cash and a $0.5 million increase in amounts due to affiliates. The positive change was partially offset by a $5.1 million increase in accounts receivable, a $1.1 million increase in prepaid expenses and other current assets and a $2.6 million increase in deferred drydock and special survey costs.

The negative change in operating assets and liabilities of $4.5 million for the nine month period ended September 30, 2010 resulted from a $7.1 million increase in accounts receivable, $2.4 million in payments of interest, a $0.1 million decrease in accounts payable and a $0.8 million increase in deferred drydock and special survey costs. This negative change was partially offset by a $2.6 million increase in accrued expenses, a $1.7 million decrease in prepaid expenses and other current assets, a $1.2 million decrease in restricted cash, a $0.2 million decrease in long term assets and a $0.2 million increase in other liabilities.

Cash used in investing activities for the nine month period ended September 30, 2011 as compared to the nine month period ended September 30, 2010:

Net cash used in investing activities increased by $59.2 million to $66.9 million for the nine month period ended September 30, 2011 from $7.7 million for the same period in 2010.

Cash used in investing activities for the nine month period ended September 30, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in Nueva Palmira, (b) $3.4 million for the construction of a new silo in Nueva Palmira, (c) $57.1 million for the acquisition and transportation of 3 pushboats, 66 barges and a floating dry dock, (d) $1.7 million for improvements and (e) $3.8 million for the purchase of other fixed assets.

Cash used in investing activities for the nine month period ended September 30, 2010 was the result of (a) $2.8 million in payments for the construction of the new drying and conditioning facility in Nueva Palmira, Uruguay, (b) $0.7 million in payments for the acquisition of a barge, and (c) $4.2 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the nine month period ended September 30, 2011 as compared to cash used in financing activities for the nine month period ended September 30, 2010:

Net cash provided by financing activities increased by $62.6 million to $56.9 million for the nine month period ended September 30, 2011, as compared to funds used in financing activities of $5.7 million for the same period of 2010.

Cash provided by financing activities for the nine month period ended September 30, 2011 was mainly due to the $200.0 million proceeds from the notes issued in April 2011. This was partially offset by (a) $0.9 million in payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.7 million of repayments of long-term debt, (c) a $6.8 million in payments of deferred financing costs following the amendment of the Marfin loan facility and the issuance of the notes and (d) $8.6 million for the acquisition of noncontrolling interests.

Cash used in financing activities for the nine month period ended September 30, 2010 was mainly the result of (a) $3.5 million of repayments of long-term debt, (b) $0.5 million for a distribution of dividends to noncontrolling shareholders, (c) $0.5 million in payments of deferred financing costs and (d) $1.5 million in payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula. This was partially mitigated by $0.3 million of proceeds from long term loans.

The following table presents cash flow information for each of the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008
	(Expressed in thousands of U.S. dollars)
Net cash provided by operating activities	$34,104	$23,080	$11,425
Net cash used in investing activities	(14,114)	(27,168)	(203,320)
Net cash (used in)/provided by financing activities	(7,713)	19,499	196,061

Net increase in cash and cash equivalents	12,277	15,411	4,166
Cash and cash equivalents, beginning of year	26,927	11,516	7,350

Cash and cash equivalents, end of year	$39,204	$26,927	$11,516

Cash provided by operating activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash from operating activities increased by $11.0 million to $34.1 million cash provided by operating activities for the year ended December 31, 2010 as compared to $23.1 million cash provided by operating activities for the year ended December 31, 2009. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

	Year Ended December 31,
	2010	2009
	(Expressed in thousands of U.S. dollars)
Net income	$7,497	$6,799
Depreciation of vessels, port terminals and other fixed assets, net	17,729	18,020
Amortization of intangible assets and liabilities, net	4,486	3,111
Amortization of deferred financing costs	365	284
Amortization of deferred drydock costs	394	270
Provision for losses on accounts receivable	652	1,351
Income tax expense/(benefit)	64	(1,654)
Other	(52)	(240)

Net income adjusted for non-cash items	$31,135	$27,941

Accounts receivable, net increased by $1.5 million from $15.6 million at December 31, 2009 to $17.1 million at December 31, 2010. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $0.9 million, and the decrease in the allowance for doubtful receivables by $0.6 million.

Prepaid expenses and other current assets decreased by $2.4 million from $10.1 million at December 31, 2009 to $7.7 million at December 31, 2010. The main reason was a decrease of (a) $2.2 million in outstanding contributions by noncontrolling shareholders, and (b) $1.1 million in tax credits for VAT and other taxes. The decrease was mitigated by a net increase in other prepaid expenses by $0.9 million.

Accounts payable increased by $4.6 million from $18.0 million at December 31, 2009 to $22.6 million at December 31, 2010. This increase is mainly attributable to the increase in operations.

Accrued expenses increased by $2.1 million to $9.6 million at December 31, 2010 from $7.5 million at December 31, 2009. The primary reason was an increase of (a) $1.9 million in accrued salaries, (b) $0.5 million in taxes payable, and (c) $1.0 million in other accrued expenses. Such increase was mitigated by a decrease of $1.3 million in accrued loan interest.

Payments of interest on long-term financial debt increased by $0.7 million at December 31, 2010 from $1.7 million at December 31, 2009. This was due to a $2.4 million interest rolled into the principal loan balance of the Makenita H and paid during 2010.

Cash used in investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash used in investing activities decreased by $13.1 million to $14.1 million for the year ended December 31, 2010 from $27.2 million for the same period in 2009.

Cash used in investing activities for the year ended December 31, 2010 was mainly the result of (a) the acquisition of two 29 acre parcels of land south of Nueva Palmira Free Zone for $1.0 million; (b) the payments for the construction of the new dry and conditioning facility in Nueva Palmira amounting to $3.0 million; and (c) the rest for the purchase of other fixed assets, barges and pushboats.

Cash used in investing activities was $27.2 million for the year ended December 31, 2009. This was the result of: (a) the acquisition of the Makenita H, a product tanker vessel whose purchase price amounted to approximately $25.2 million; (b) $1.6 million net amount from the purchase of other fixed assets, barges and pushboats, and (c) $0.4 million, net of cash acquired, for the acquisition of Hidronave S.A.

Cash provided by financing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash provided by financing activities decreased by $27.2 million to a net cash used in financing activities of $7.7 million for the year ended December 31, 2010, as compared to a net cash provided by financing activities of $19.5 million for the same period of 2009.

Cash used in financing activities for the year ended December 31, 2010 was mainly due to (a) the payments by $1.8 million for the capital lease obligations in connection with the acquisition of the product tanker vessels the San San H and the Stavroula, (b) $5.2 million repayments of long-term debt, (b) a $0.5 million increase in deferred financing costs, and (c) a $0.5 million of dividends paid to noncontrolling interests. This result was primarily offset by the proceeds from loan facilities amounting to $0.3 million.

Cash provided by financing activities for the year ended December 31, 2009 was mainly the result of (a) the proceeds of $21.6 million (net of $2.4 million capitalized interest relating to the acquisition of the vessel) in connection with the loan facility for the acquisition of a product tanker vessel the Makenita H, (b) the proceeds of $0.8 million referring to a loan facility assumed with the acquisition of Hidronave S.A., and (c) $0.6 million contributions from noncontrolling shareholders. This increase was primarily offset by (a) $2.4 million repayments of long-term debt, (b) a $0.7 million increase in deferred financing costs, and (c) a $0.4 million increase in restricted cash.

Cash provided by operating activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Year Ended December 31,
	2009	2008
	(Expressed in thousands of U.S. dollars)
Net income	$6,799	$4,335
Depreciation of vessels, port terminals and other fixed assets, net	18,020	14,747
Amortization of intangible assets and liabilities, net	3,111	3,244
Amortization of deferred financing costs	284	140
Amortization of deferred drydock costs	270	70
Provision for losses on accounts receivable	1,351	115
Income tax (benefit)/expense	(1,654)	1,190
Other	(240)	—

Net income adjusted for non-cash items	$27,941	$23,841

Net cash from operating activities increased by $11.7 million to $23.1 million cash provided by operating activities for the year ended December 31, 2009 as compared to $11.4 million cash provided by operating activities for the year ended December 31, 2008. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which may be analyzed in detail as follows:

Accounts receivable, net increased by $1.7 million from $13.9 million at December 31, 2008 to $15.6 million at December 31, 2009. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $3.0 million. This increase was mitigated by an increase in the allowance for doubtful receivables by $1.4 million.

Prepaid expenses and other current assets increased by $5.4 million from $4.7 million at December 31, 2008 to $10.1 million at December 31, 2009. The main reason was an increase of (a) $2.2 million in outstanding contributions by noncontrolling shareholders, (b) $1.2 million in tax credits for VAT and other taxes, (c) $0.5 million in supplies, (d) $0.5 million in insurance claims receivable and (e) $1.0 million in other prepaid expenses.

Accounts payable increased by $7.8 million from $10.2 million at December 31, 2008 to $18.0 million at December 31, 2009. This increase is mainly attributable to the increase in operations.

Accrued expenses decreased by $1.6 million to $7.5 million at December 31, 2009 from $9.1 million at December 31, 2008. The primary reason was a decrease of (a) $2.1 million in accrued loan interest, and (b) $0.1 million in taxes payable. Such decrease was mitigated by an increase of (a) $0.1 million in accrued salaries, and (b) $0.5 million in other accrued expenses.

Payments of interest on long-term financial debt increased by $1.7 million at December 31, 2009 from $0 at December 31, 2008. This was due to a $1.7 million interest rolled into the principal loan balance of the Estefania H and paid during 2009.

Cash used in investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash used in investing activities decreased by $176.1 million to $27.2 million for the year ended December 31, 2009 from $203.3 million for the same period in 2008.

Cash used in investing activities in 2009 was the result of: (a) the acquisition of the Makenita H, a product tanker vessel whose purchase price amounted to approximately $25.2 million; (b) $1.6 million net amount from the purchase of other fixed assets, barges and pushboats; and (c) $0.4 million, net of cash acquired, for the acquisition of Hidronave S.A. On October 29, 2009, we acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $0.5 million that owned the Nazira, a pushboat.

Cash used in investing activities was $203.3 million for the year ended December 31, 2008. This was the result of: (a) the acquisition of vessels, barges and pushboats, including a product tanker vessel named Estefania H whose total aggregate purchase price amounted to approximately $99.2 million; and (b) the acquisition of the Horamar Group for $104.1 million, net of cash acquired.

Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by financing activities decreased by $176.6 million to $19.5 million for the year ended December 31, 2009, as compared to $196.1 million for the same period of 2008.

Cash provided by financing activities for the year ended December 31, 2009 was mainly the result of (a) the proceeds of $21.6 million (net of $2.4 million capitalized interest relating to the acquisition of the vessel) in connection with the loan facility for the acquisition of a product tanker vessel the Makenita H, (b) the proceeds of $0.8 million referring to a loan facility assumed with the acquisition of Hidronave S.A., and (c) $0.6 million contributions from noncontrolling shareholders. This result was primarily offset by (a) $2.4 million repayments of long-term debt, (b) a $0.7 million increase in deferred financing costs, and (c) a $0.4 million increase in restricted cash.

Cash provided by financing activities for the year ended December 31, 2008 was mainly the result of (a) $70.1 million in loan proceeds in connection with the acquisition of pushboats and barges, (b) the proceeds of $112.2 million relating to contributions from shareholders which was used for the acquisition of Horamar, and (c) the proceeds of $15.8 million of long-term liabilities in connection with the acquisition of the product tanker vessel Estefania H. This result was partially offset by (a) $0.4 million of debt repayments, (b) $0.6 million increase in deferred financing costs, and (c) a $1.0 million increase in restricted cash.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 12, 2011, we and our wholly-owned subsidiary Logistics Finance (together with us, the “Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25%. The senior notes are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave S.A. and Logistics Finance. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the senior notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012, that enables the holders of the senior notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to us in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of our properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities

Marfin Facility

On March 31, 2008, we entered into a $70.0 million loan facility with Marfin Popular Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and bore interest at LIBOR plus a margin of 175 basis points. In March 2009, we transferred our loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. As of December 31, 2010, the amount outstanding under this facility was $70.0 million. On March 29, 2011, Marfin Popular Bank committed to amend our current loan agreement with our subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. Under this commitment, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the senior notes. See “Description of Other Indebtedness.” The obligation of the bank under the commitment was subject to prepayment of the existing facility and was subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of $200.0 million of senior notes, we fully repaid the $70.0 million loan facility with Marfin Bank using a portion of the proceeds from the senior notes. As of September 30, 2011, the loan documentation for the $40.0 million revolving credit facility had not been completed and the facility had not been drawn.

Other Indebtedness

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. We paid total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements as further described below.

In connection with the acquisition of Horamar, we assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc., a majority owned subsidiary, in 2006, in order to finance the construction of an 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On September 4, 2009, we entered into a loan facility for an amount of up to $18.7 million that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On December 15, 2009, we entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On December 20, 2010, in order to finance the acquisition cost of the Sara H, we entered into a loan facility for $14.4 million that bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

We assumed a $2.3 million loan facility that was entered into, by our majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $0.5 million, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of September 30, 2011, the facility was repaid in full.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2011, the outstanding loan balance was $0.7 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of September 30, 2011 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of senior notes on April 12, 2011 (due in April 2019).

Year	As of September 30, 2011
(Expressed in millions of U.S. dollars)
September 30, 2012	0.1
September 30, 2013	0.1
September 30, 2014	0.1
September 30, 2015	0.1
September 30, 2016	0.1
September 30, 2017 and thereafter	200.2

Total	$200.7

Working Capital

On September 30, 2011, our current assets totaled $94.5 million, while current liabilities totaled $82.2 million, resulting in a positive working capital position of $12.3 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position for at least the next 12 months.

Capital Expenditures

In February 2010, HS South Inc., one of our majority-owned subsidiaries, took delivery of the Sara H, a 9,000 dwt double hull product oil tanker vessel, which, as of the beginning of March 2010, is chartered-out for three years. The purchase price of the vessel (including direct costs) amounted to $18.0 million. On December 20, 2010, HS South Inc. entered into a loan facility to finance the acquisition cost of the Sara H for an amount of $14.4 million, which bears interest at a rate of LIBOR plus 225 basis points. This loan was repaid in full on July 25, 2011. See “Long-term Debt Obligations and Credit Arrangements”.

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira. The facility has been operational since May 16, 2011 and is being financed entirely with funds provided by the port operations. We paid an amount of $3.9 million as of September 30, 2011 for the construction of the facility ($3.0 million as of December 31, 2010).

In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of their respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively. We have recognized a capital lease obligation for the San San H and Stavroula amounting to $17.0 million and $17.1 million, respectively.

In 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $1.0 million.

During the second, third and fourth quarter of 2011, on various dates prior to October 24, 2011, we used a portion of the proceeds from the notes offering to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $57.1 million, including transportation and other related costs.

Following the acquisition of two pieces of land for a total of $1.0 million in 2010, we paid $0.4 million in September 2011 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During the third quarter of 2011, we commenced the construction of a new silo at our dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012.

In addition, we plan to construct an additional vessel loading conveyor belt at our dry port facility and we are currently constructing two new storage tanks with a total capacity of 7,100 cubic meters at our liquid port facility.

Dividend Policy

The payment of dividends is in the discretion of our board of directors. At the present time, we anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Our ability to pay dividends is also restricted by the terms of our credit arrangements and the indenture governing the notes.

Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the nine month period ended September 30, 2011, two customers, Petrobras and Petropar, accounted for 16.3% and 10.2% of our revenues, respectively. For the nine month period ended September 30, 2010, one customer, Petrobras, accounted for 19.2% of our revenues. For the year ended December 31, 2010 only one customer, Terminales Paraguayas S.R.L. accounted for 17.5% of our revenues. No other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. For the year ended December 31, 2009 and 2008, only one customer accounted for 10.2% and 17.6% of our revenues, respectively.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We do maintain cash deposits in excess of government-provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of September 30, 2011, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $5.0 million. According to the acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity. On August 19, 2009, we issued a guarantee and indemnity letter that guarantees the performance by our subsidiary, Petrolera San Antonio S.A. (“Petrosan”), of all its obligations to Vitol S.A. (“Vitol”) up to $4.0 million. On May 6, 2011, the guarantee amount was increased to $10.0 million. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. The guarantee expired on August 18, 2011. As of July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, we have undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1.5 million and shall remain in full force and effect until December 31, 2011.

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Related Party Transactions

The balance due to affiliates as of September 30, 2011 amounted to $0.7 million ($0.2 million as of December 31, 2010) which includes the current amounts due to Navios Holdings. Such payables do not accrue interest and do not have a specific due date for their settlement.

We rent barges and pushboats and pay expenses for lodging of companies indirectly owned by certain of our directors and officers. In relation to these transactions, amounts payable to other related parties amounted to $0.4 million as of September 30, 2011 ($0.3 million as of December 31, 2010) and rent and services expense for the nine month period ended September 30, 2011 amounted to $1.6 million ($1.6 million in the same period of 2010) and rent expense for the year ended December 31, 2010, amounted to $2.2 million ($2.1 million in 2009 and $2.2 million in 2008).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1.5 million and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of our directors and officers, including Claudio Pablo Lopez, our Chief Executive Officer, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the nine month periods ended September 30, 2011 and 2010.

General & administrative expenses: On April 12, 2011, we entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings will provide certain administrative management services to us. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the nine month period ended September 30, 2011 amounted to $0.3 million ($0 for the nine month period ended September 30, 2010) covering the period starting from April 12, 2011.

We believe that the transactions discussed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives, provided that certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.7 million for the nine month period ended September 30, 2011 ($0.7 million in the same period of 2010).

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest rate risk:

Debt instruments: As of September 30, 2011 and December 31, 2010, we had a total of $200.7 million and $127.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate except for the Hidronave S.A. loan and the notes, which bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their value. The interest rates on the Hidronave S.A. loan and the notes are fixed and, therefore, changes in interest rates do not affect their value, which as of September 30, 2011 was $0.7 million and $200.0 million, respectively.

On July 25, 2011, we used proceeds from the notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with our purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward our debt bears interest at a fixed rate only.

As of September 30, 2011, we did not have any financial variable rate debt. During the nine month period ended September 30, 2011, and particularly from January 1, 2011 to July 25, 2011, when all debt with variable rate interest was fully repaid, we paid interest on variable rate debt based on LIBOR plus an average spread of 208 basis points.

Foreign currency transactions:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the nine month period ended September 30, 2011 and for the year ended December 31, 2010, approximately 51.5% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for both the nine month period ended September 30, 2011 and for the year ended December 31, 2011 by $0.7 million.

Inflation and fuel price increases:

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2010:

Payment due by period ($ in millions)

Contractual Obligations (1)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt obligations (2)	$10.2	$76.1	$6.1	$35.0	$127.4
Operating lease obligations	6.1	7.3	—	—	13.4
Lease obligations	1.3	31.0	—	—	32.3
Rent obligations (3)	0.2	0.2	0.1	0.2	0.7

Total	$17.8	$114.6	$6.2	$35.2	$173.8

(1)	Does not include the issuance of $200.0 million of the notes due on April 15, 2019 at a fixed rate of 9.25% on April 12, 2011 and the simultaneous repayment of $53.0 million of debt of joint ventures on July 25, 2011.
(2)	The amount identified does not include interest costs associated with the outstanding credit facilities which are mainly based on LIBOR, and a margin ranging from 1.5% to 3.0% per annum.
(3)	We have several lease agreements with respect to our various offices.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our Consolidated Financial Statements, included herein.

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2010 and for the nine month period ended September 30, 2011, after considering various indicators, including but not limited to the market price of our long-lived assets, our contracted revenues and cash flows and the economic outlook, we concluded that no impairment loss should be recognized on the long-lived assets.

Although we believe the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, we may be required to perform impairment analysis in the future that could expose us to material charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statement of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of our vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

We capitalize interest on long-term construction projects.

Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight- line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful life of the assets, are:

Dry port terminal	5 to 50 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 50 years

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value. We evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then we must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Our intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, and favorable construction options.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by an external expert valuation.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and favorable lease terms, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets and liabilities, net” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. As of December 31, 2010 and September 30, 2011, there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 40
Customers relationships	20
Backlog asset—port terminal	3.6

Recent Accounting Pronouncements

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We will adopt the amendment effective beginning in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued an update to defer the effective date of the amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on our consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. We adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which was effective for us beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on our consolidated financial statements.

OUR INDUSTRY

The information and data in this section relating to the Hidrovia and regional waterborne transportation industry have been provided in the form and context in which they are included with the consent of Drewry Maritime Research, or Drewry. Drewry has based its analysis on information drawn from published and private industry sources and in this context advises us that (i) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (ii) industry data is derived from information in Drewry’s database which has been assembled through Drewry’s methods of compilation, and (iii) while Drewry has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures. The source of all tables and charts is Drewry unless otherwise indicated.

The Hidrovia Region and Commodity Transportation

The Hidrovia represents an economically dynamic system of waterways, ports and terminals that facilitates trade through barging and ocean shipping. It flows through Bolivia, Brazil, Paraguay, Argentina and Uruguay and is similar in size to the Mississippi River system in the United States. In the Hidrovia area regional economic growth exceeded a 5% compound average growth rate (“CAGR”) from 2000 to 2010. The value of regional exports in 2010 has increased by three times since 2000, led by export growth to the Far East.

Based on a comparison of tons carried per kilometer, trade on the Hidrovia system would have to expand about five times to equal the trade carried on the Mississippi River system. Intensive development of the Mississippi River system began in the 1930s while development of the Hidrovia started only 15 years ago.

Hidrovia Region

The Paraguay and Parana River from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) is commonly known as the Hidrovia (“Waterway”). While the Hidrovia predominates, the Plate Basin (“Cuenca del Plata”) waterway system includes the High Parana River and Uruguay River tributary waterways. These waterways and the dredged channels providing access to the Atlantic Ocean form a regional system for waterborne transport.

“Hidrovia” is defined to include all of the above named waterways. Hidrovia traffic refers to both barge and oceangoing ship traffic. Argentina, Brazil, Paraguay, Bolivia and Uruguay will be referred to as “the Hidrovia Region” or “the Region.”

Water transportation in the Hidrovia is considered by the governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay as the backbone of plans for integrating the regional economies. Expanding transportation on the river system will drastically reduce transportation costs for the resource-rich, but otherwise landlocked areas of Argentina, Bolivia, Brazil and Paraguay, by providing direct access to the Atlantic Ocean and thus the entire world.

Santa Cruz del la Sierra Agreement

The Santa Cruz del la Sierra Agreement, signed in 1992 by Argentina, Bolivia, Brazil, Paraguay and Uruguay, promotes economic development along the Hidrovia by establishing a single set of navigation and safety regulations that regulate all physical movement of cargo along the river system. Trade in the region and exports have expanded since the Agreement was signed.

Hidrovia system

Entire Parana River system to Caceres

Parana River to Uruguay

The Hidrovia (including main tributary High Parana River) is approximately 4,512 kilometers in length (3,442 kilometers Buenos Aires to Caceres plus 732 kilometers Confluencia to Foz do Iguacu plus 338 kilometers Uruguay River to Salto) and passes from the Atlantic Ocean through Uruguay and Argentina to reach Paraguay, Brazil and Bolivia.

Traffic on the Hidrovia (both barge and oceangoing ship traffic) is estimated to have grown from about 60 million metric tons in 2000 to 93 million metric tons in 2010, equivalent to a CAGR of 4.5%. Brazilian iron ore and Paraguayan grain traffic have each grown at a CAGR of 16%.

Hidrovia Traffic Activity Estimate

(Million Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2000-2010 CAGR
Argentina Ports, All Cargoes	56.6	59.8	57.0	65.3	61.8	71.7	68.7	80.9	83.1	58.8	77.8	3.2%
Paraguay Grain Exports (1)	1.0	1.4	1.2	1.8	2.2	2.5	2.2	3.8	4.2	2.1	4.5	15.7%
Paraguay Petrol Product Imports	1.0	0.8	1.0	1.0	1.1	1.0	1.1	1.0	1.1	1.1	1.2	2.6%
Brazil Iron Ore Exports	1.3	1.1	1.6	1.8	1.9	2.3	4.2	4.4	4.6	3.5	6.0	16.3%
Uruguay Nueva Palmira Exports	0.0	0.1	0.3	0.4	0.6	0.8	0.8	1.1	2.1	3.2	3.2	51.8%
Total	60.0	63.2	61.1	70.4	67.5	78.3	77.0	91.3	95.2	68.8	92.7	4.5%

(1)	Grain in this context includes grain, oilseeds (primarily soybeans) and oilseed meals

Grain and grain-related vegetable oil traffic predominate, with about 67% of traffic on the Hidrovia.

Hidrovia Traffic Activity Estimate 2010 by Sector

(Million Metric Tons)

	2010
Argentina Grain	56.6	61%
Argentina Vegetable Oil	5.5	6%
Argentina Petroleum Products	5.9	6%
Argentina Chemicals (incl.Fertilizer)	3.9	4%
Argentina Steel Products	1.1	1%
Argentina Forest Products	2.0	2%
Argentina Other	2.8	3%
Paraguay Grain Exports	4.5	5%
Paraguay Petroleum Product Imports	1.2	1%
Brazil Iron Ore Exports	6.0	6%
Uruguay Nueva Palmira Exports	3.2	3%
Total	92.7	100%

Hidrovia Development

A company called Hidrovia S.A. holds a concession from 1995 to 2021 (recently extended from 2013) given by the Argentine government to provide dredging and maintenance from the Atlantic Ocean (kilometer 205) to Corrientes, at kilometer 1,200 of the Parana River. (Note: Kilometers are measured both upriver and downriver from Buenos Aires.)

Work under the new contract will increase the water depth from 34 feet to 36 feet from Rosario (kilometer 420) to sea, will maintain a depth of 28 feet from Santa Fe (kilometer 590) to Rosario, and will add the 600 kilometer section from Santa Fe to Corrientes, which will be maintained in order to provide a safe laden draft of 10 feet. The dredging and improvements will allow more and deeper laden ship and barge traffic in both high and low water seasons. For example, the dredging from Rosario to sea will allow a modern Panamax vessel to transport an additional 4,100 tons of cargo.

Hidrovia S.A. charges user fees under Argentine government supervision and recovers its costs plus a profit margin.

Martin Garcia Channel

The Martin Garcia Channel runs from the Buenos Aires Access Channel kilometer 39 to kilometer 0 of the Uruguay River, near Nueva Palmira. It offers access to Uruguayan ports and to the Parana River via the Rio Parana Guazu and the Rio Parana Bravo channels.

Channel improvement, maintenance and toll collection by Riovia S.A. (“Riovia”) is governed by a concession administered by the joint Argentine-Uruguayan Comisión Administradora del Río de la Plata (“CARP”) that ends in 2011. Historically the channel was dredged sporadically and had depths of 15 to 55 feet along its length. After a survey and design phase from 1994 to 1996, channel marking and dredging to 32 feet was completed in January 1999. Plans to deepen the draft of the channel to 36 feet are under consideration as part of renewal negotiations. The dredging would allow a modern Panamax vessel to transport an additional 8,200 tons of cargo for the additional four feet of draft.

Down River Port Facilities (Uruguay and Argentina)

The Plate Estuary, lower Parana River and Uruguay River have a number of ports handling dry bulk commodities, crude oil and petroleum products.

Down River Port Facilities (Uruguay and Argentina)

Large ports in the Plate Estuary include:

La Plata:	189,000 barrels per day (“bpd”) oil refinery
Buenos Aires:	Primarily a container port, includes a 110,000 bpd oil refinery plus two small refineries. Some dry bulk cargoes.

Large ports in Uruguay include:

Montevideo:	Container port primarily, 50,000 bpd oil refinery
Nueva Palmira:	Two dry bulk transshipment terminals and one recently developed terminal handling forest products

Large ports in the lower Parana River include:

Campana:	82,000 bpd oil refinery, petroleum products imports of iron ore and pellets
Zarate:	Grain, petroleum products, automobiles
Ingeniero Buitrago:	Iron ore and steel products
San Nicolas:	Iron ore transshipment
Villa Constitucion:	Iron ore and steel products
Rosario:	Largest grain and industrial port. Grain, vegetable oils (“vegoils”), sugar, citrus, industrial products and general cargo
S. Martin-S. Lorenzo:	Grain, vegetable oils. 37,600 bpd oil refinery, exports of petroleum products and chemicals
Santa Fe:	Grain, vegetable oils, sugar, petroleum products imports

Up River Port Facilities (Brazil, Bolivia and Paraguay)

Ports in the Middle Parana River (Santa Fe to Corrientes) and High Parana River (Corrientes and upstream) generally handle grain and imports of petroleum products. These ports include Reconquista, Corrientes, Resistencia and Encarnacion.

In the Paraguay River (Corrientes kilometer 1,200 to the Paraguay Bolivia border kilometer 2,700), most ports handle grain, oilseeds, oilseed meals and imports of petroleum products. Large ports include Formosa, Villeta, Asuncion, Conception and Puerto Murtinho.

In the Paraguay River (kilometer 2,700 to kilometer 2,800), iron ore mining and related activities predominate. Major ports include Morrinho, Ladario, Sobramil, Corumba, and Puerto Quijarro.

Further upstream in the Paraguay River (kilometer 2,800 to kilometer 3,442), grain and oilseed exports are the largest activities. Major ports include Descavaldos and Caceres.

Comparison with Mississippi River System

The Hidrovia is at an early phase of its development, with a corresponding nascent level of activity. The Mississippi River system in the United States serves a more economically developed region, and has been used intensively for a much longer period, and has correspondingly much higher level of activities. Comparison of the two systems illustrates the potential for future development of the Hidrovia.

The Mississippi River system is a network of natural and man-made rivers, locks and canals that carried 619 million metric tons of cargo in 2009, the most recent available. The main rivers in the system, the Mississippi (1,814 miles/2,919 kilometers in length) and the Ohio (981 miles/1,579 kilometers), carry about 70% of the cargo (442 million metric tons) over the combined 4,498 kilometers of the two rivers.

The Hidrovia and Mississippi River Systems

The Mississippi and Ohio Rivers started with vessels using the natural channels of the river carrying agricultural and extractive products, as the Hidrovia does today. In the United States, use of the rivers served as a catalyst for improvements and economic development. The present system of dams and locks dates back to the 1930s.

The presence of river transportation is often helpful in promoting economic development. Availability of water transportation can aid in development of agriculture and industry, leading to higher traffic levels and lower unit costs, which in turn often support improvement of the river, leading to more economic development, which itself often generates more activity for the river.

State of Economic Development

The levels of activity on the Hidrovia and the Mississippi River system also reflect the economic development of their respective hinterlands.

The Mississippi River system serves regions of the United States with an average GDP per capita of $41,856 with a well-developed infrastructure system and a large and diverse number of exports. The Hidrovia is at an early phase of its development, serving a region with an average GDP per capita of $12,167 (based on 2008 U.S. Dollar purchasing power parity). The economies of the countries in the Hidrovia are expected to grow faster than the United States.

According to the most recent data from the International Monetary Fund (IMF) the South American economy is estimated to have grown by 4.5% in 2011 and is projected by the IMF to grow by 4.0% in 2012. The Brazilian economy grew by 3.8 % in 2011 and is expected to grow by 3.6% in 2012. For Argentina the respective figures are 8.0% and 4.6%. The growth estimates for 2011 and forecasts for 2012 for Paraguay are 6.4% and 5.0% respectively; for Uruguay 6.0% and 4.2%, respectively and for Bolivia 5.0% and 4.5% respectively. These projections are based on the IMF’s September 2011 update to the World Economic Outlook.

Advanced economies, including the United States, are provisionally estimated to have grown by 1.4% in 2011 and are projected to grow by only 1.2% in 2012 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

If the Hidrovia promotes development as the Mississippi River system did, economic development and GDP per capita would tend to increase, generating more cargo. The Hidrovia has only been operating in its upgraded form (systematically dredged and marked) for about 15 years, while the Mississippi River system has been operating in its improved form since the 1930s.

Comparison of Cargo Carried

The Mississippi River system carries much more cargo than the Hidrovia, reflecting the highly developed regional economy and longstanding availability of the River System.

To facilitate comparison, cargo carried per kilometer of length is provided below. The Mississippi and Ohio Rivers carried about 98,000 tons of cargo per kilometer in 2009 (442 million metric tons / 4,498 kilometers’ length), while the Hidrovia is estimated to have carried about 15,200 tons per kilometer.

Hidrovia & Mississippi Traffic

(Estimated Tons Carried per Kilometer Length)

	Hidrovia	Mississippi and Ohio Rivers	Hidrovia % of Mississippi/Ohio Rivers	Mississippi/Ohio Multiple of Hidrovia
Cargo carried (metric tons)	68.8	441.8	16%	6.4 X
Length (kilometer)	4,512	4,498	100%	1.0 X
Tons per kilometer	15,200	98,200	15%	6.5 X

The Mississippi River system now carries a complex mix of cargo including grains, coal, petroleum and petroleum products, minerals, scrap, forest products, steel, metals and cement, reflecting a mix of agricultural, industrial, energy and extractive industries in the region.

Cargo Comparison of Mississippi River System and Hidrovia, 2009

	Mississippi River System		Hidrovia
Cargo	Million Metric Tons	% of Total	Million Metric Tons	% of Total
Grain, oilseeds, foodstuffs	144.9	23%	49.0	71%
Coal	171.1	28%	—	0%
Petroleum/Petroleum Products	134.1	22%	7.6	11%
Chemicals	48.2	8%	2.3	3%
Raw Materials (minerals, scrap, forest prod)	96.7	16%	4.7	7%
Steel, metals, cement	22.0	4%	2.9	4%
Manufactured products/other	1.6	0%	2.2	3%
Total	618.5	100%	68.8	100%

While development for different countries follows different paths, comparison of the tons per kilometer figure shows that there is potential for further development of the Hidrovia for cargo generation and transport. Comparison of the cargo mix illustrates potential for diversification of cargoes.

Number of Barges

At year end 2009, there were 26,792 barges employed on the Mississippi River system. As of July 2011, there are about 1,710 barges estimated to be employed or in transit for employment on the Hidrovia.

Comparison with Other Rivers

The Hidrovia Paraguay-Parana is longer and has a higher water flow than many of the navigable rivers of the world.

Rivers of the World—Comparison

River	Countries	Length (Kilometer)	Flow (M3/Sec)
Rhine	Switzerland, France, Germany, Netherlands	1,230	2,100
Po	Italy	732	1,540
Rhone	France	812	1,820
Seine	France	776	500
Danube	Germany, Austria, Hungary, Romania	2,888	6,500
Volga	Russia	3,700	8,000
Mississippi/Ohio	USA	4,498	18,000
Hidrovia	Argentina, Bolivia, Brazil, Paraguay, Uruguay	4,512	17,300

Note: This table is provided as an indication of comparative river size. Data is indicative, not precise. Except for the Mississippi/Ohio Rivers and the Hidrovia, length describes overall length of the rivers (not navigable length). Flow is defined as the representative average flow.

Comparison with Truck and Rail

Cost, safety and environmental incentives support the shift of bulk commodity transport to barge from road and rail transport.

A 2010 World Bank study found that use of the Hidrovia results in the avoidance of 11.2 million tons of CO2 emissions.

U.S. government, academic and industry analyses, including those prepared for or by the U.S. Department of Transportation and the U.S. Maritime Administration and National Waterways Foundation, show that inland water transport is normally the lowest cost, safest and least polluting way of transporting bulk commodities when compared with rail and truck. The findings are believed to be applicable to waterborne transportation on the Hidrovia.

According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation.

The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

According to industry sources, in terms of unit transportation cost for most drybulk cargoes, transportation by barge is the cheapest, by rail is second cheapest, and by truck, third. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

The Hidrovia Region—Importance in World Bulk Seaborne Trades

Reliable, cost-effective seaborne transportation is a key element in economic development. World dry bulk trade is growing due to economic growth in the developing world. Economic and industrial growth has led to growing steel production, increasing demand for electricity and improving diets, which in turn have led to growth in seaborne dry bulk trade in iron ore, coal, grains, oilseeds and other commodities.

Seaborne dry bulk trade grew from 2,151 million metric tons in 2000 to 3,129 million metric tons in 2010, equivalent to a CAGR of 3.8%.

World Seaborne Dry Bulk Trade 2000-2010

(Million Metric Tons)

	2000	2010	CAGR
Iron Ore	489	1048	7.9%
Grain (1)	221	251	1.3%
Coal	539	885	5.1%
Other Dry Bulk Commodities	901	946	0.5%
Total Dry Bulk Seaborne Trade	2,151	3,129	3.8%
Of which:
Brazil: Iron Ore	160	307	6.7%
Hidrovia Region: Grain	81	137	5.4%

(1) Only wheat and coarse grains, excludes soybean, oilseeds

South American countries are a key part of the dry bulk trade growth. For example, total Brazilian iron ore exports have grown from 160 million metric tons in 2000 to 307 million metric tons in 2010, a CAGR of 6.7%. Hidrovia region (Argentina, Brazil, Bolivia, Paraguay and Uruguay) exports of grain (including soybeans and soybean meal) increased from 81 million metric tons in 2000 to 137 million metric tons in 2010, a CAGR of 5.4%.

Grain and iron ore are key demand drivers for the waterborne transportation demand in the Parana/Paraguay River Hidrovia System.

The Hidrovia is also a key link for petroleum products in northern Argentina and Paraguay.

Hidrovia Demand: Key Commodities

Key commodities driving demand on the Hidrovia are dry bulk commodities (led by grains, iron ore and forest products) and wet bulk commodities (petroleum products).

Grain statistics use a crop year designed to facilitate worldwide comparisons, accounting for the seasonal difference between the Northern and Southern hemisphere harvests. These statistics may differ from national statistics compiled on a different local basis.

Grain and forest product production and export statistics are compiled on a national basis. Significant portions of grain production are being transported via the Hidrovia for the countries shown. It is believed that the national production and export figures shown below are representative of trends for the Hidrovia.

Grain

Soybeans

Argentina, Brazil, Paraguay, Bolivia and Uruguay are estimated to have produced about 138 million metric tons (million metric tons) of soybeans in the crop year 2011.

The Region accounted for an estimated 53% of world soybean production in 2011, increasing from 41% in 2000.

Regional and World Soybean Production

(Million Metric Tons)

Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000-2011 CAGR
Argentina	27.8	30.0	35.5	33.0	39.0	40.5	48.8	46.2	32.0	54.5	49.0	52.0	5.9%
Bolivia	1.2	1.2	1.7	1.9	2.0	2.1	1.7	1.1	1.6	1.7	1.6	1.6	2.6%
Brazil	39.5	43.5	52.0	51.0	53.0	57.0	59.0	61.0	57.8	69.0	75.5	75.0	6.0%
Paraguay	3.5	3.5	4.5	3.9	4.0	3.6	5.9	6.9	4.0	7.2	8.3	7.6	7.3%
Uruguay	0.0	0.1	0.2	0.4	0.5	0.6	0.8	0.8	1.2	1.8	1.5	1.8	33.5%
Regional Total	72.0	78.3	93.9	90.2	98.5	103.8	116.2	116.0	96.6	134.2	135.9	138.0	6.1%
US	75.1	78.7	75.0	66.8	85.0	83.5	87.0	72.9	80.7	91.4	90.6	82.9	0.9%
World	175.8	184.8	196.9	186.6	215.8	220.7	236.2	220.5	212.0	260.9	264.2	259.2	3.6%
Region as % World	41.0	42.4	47.7	48.3	45.6	47.0	49.2	52.6	45.6	51.4	51.4	53.2

Soybean production in the region grew by 6.1% in the period 2000 to 2011, including a CAGR of 7.2% in Paraguay. A proportion of soybean production in Bolivia, Paraguay and southern Brazil for export must be transshipped by barge to deepwater ports, and is particularly important for the Hidrovia. A significant portion of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships.

The increase in soybean production has resulted from the availability of farmland in the region. The area harvested in soybeans has increased from 26.3 million hectares in 2000 (mha, one hectare = 2.47 acres) to 48.8 mha estimated for 2011, equivalent to a CAGR of 5.8%. Lower transport costs can be a key element in making previously unfarmed farmland profitable to cultivate.

Regional Acreage Harvested in Soybeans

(Millions Hectares)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000-2011 CAGR
Argentina	10.4	11.4	12.6	14.0	14.4	15.2	16.3	16.4	16.0	18.6	18.3	19.0	5.6%
Bolivia	0.6	0.6	0.7	0.9	0.9	1.0	0.9	0.7	0.9	0.9	0.9	0.9	3.8%
Brazil	13.9	16.4	18.4	21.5	22.9	22.2	20.7	21.3	21.7	23.5	24.2	25.0	5.5%
Paraguay	1.4	1.4	1.6	1.9	2.0	2.4	2.4	2.7	2.6	2.7	2.8	2.9	6.8%
Uruguay	0.0	0.0	0.1	0.2	0.3	0.3	0.4	0.4	0.7	0.9	0.9	1.0	29.2%
Total	26.3	29.8	33.4	38.5	40.5	41.1	40.7	41.5	41.9	46.6	47.1	48.8	5.8%

Growing soybean production in the Hidrovia Region has supported growth in soybean exports. This increase in area harvested has not come at the expense of corn and wheat.

Regional Soybean Exports

(Million Metric Tons)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000–2011 CAGR
Argentina	7.3	6.0	8.6	6.7	9.6	7.2	9.6	13.8	5.6	13.1	9.2	10.8	3.6%
Bolivia	0.3	0.2	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	-9.5%
Brazil	15.5	14.5	19.6	20.4	20.1	25.9	23.5	25.4	30.0	28.6	30.0	38.5	8.6%
Paraguay	2.4	2.3	3.1	2.7	3.0	2.0	3.9	4.6	2.2	5.4	6.4	5.8	8.4%
Uruguay	0.0	0.0	0.2	0.3	0.4	0.6	0.8	0.8	1.1	1.8	1.5	1.8	27.7%
Regional Total	25.5	23.0	31.6	30.2	33.3	35.8	37.9	44.7	39.0	48.9	47.1	57.0	7.6%
World	53.7	52.9	61.2	56.0	64.8	63.4	70.9	78.8	76.8	92.6	92.4	97.0	5.5%
Region as % World	47.5	43.5	51.6	53.9	51.4	56.5	53.5	56.7	50.8	52.9	51.0	58.8

In addition, much of growing soybean production in the Hidrovia Region has supported growth in soybean crush, to produce soybean oil and soybean meal. Although Argentine soybean production grew from 27.8 million metric tons in the 2000 crop year to an estimated 52 million metric tons in 2011, exports only increased by about 3.5 million metric tons, but soybean meal and oil exports increased by over 20 million tons of equivalent soybean exports over the period (see below). Crushing capacity has been installed and crushing has increased from 17.3 million metric tons in crop year 2000 to 40 million metric tons estimated for the 2011 crop year.

Regional Soybean Crush

(Million Metric Tons)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000–2011 CAGR
Argentina	17.3	20.9	23.5	25.0	27.3	31.9	33.6	34.6	31.2	34.1	37.6	39.5	7.8%
Bolivia	0.9	1.1	1.5	1.7	1.8	1.8	1.7	1.2	1.4	1.5	1.5	1.5	4.4%
Brazil	22.7	24.7	27.2	29.3	29.3	28.3	31.1	32.1	31.9	33.7	35.9	36.5	4.4%
Paraguay	0.9	1.2	1.2	1.4	1.0	1.2	2.0	2.1	1.7	1.7	1.7	1.7	5.7%
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0%
Regional Total	41.8	47.9	53.4	57.4	59.4	63.2	68.4	70.0	66.2	71.0	76.6	79.1	6.0%
US	44.6	46.3	43.9	41.6	46.2	47.3	49.2	49.1	45.2	47.7	44.9	44.2	-0.1%
World	146.6	158.0	165.2	164.2	175.3	186.1	196.1	202.9	193.2	209.5	222.6	229.3	4.1%
Region as % World	28.5	30.3	32.3	35.0	33.9	34.0	34.9	34.5	34.3	33.9	34.4	34.5

The additional crushing has resulted in an increase in soymeal production. Argentine soymeal production increased from 13.7 million metric tons in 2000 to an estimated 30.8 million metric tons in 2011, a CAGR of 7.6%. Brazilian soymeal production increased from 17.7 million metric tons in 2000 to an estimated 28.3 million metric tons in 2011, a CAGR of 4.4%. The region accounted for 28% of world soymeal production in 2000, rising to 34% of world soymeal production in 2011.

Regional Soymeal Production

(Million Metric Tons)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000–2011 CAGR
Argentina	13.7	16.6	18.7	19.8	21.6	25	26.1	27.1	24.4	26.6	29.3	30.8	7.6%
Bolivia	0.7	0.8	1.2	1.3	1.4	1.5	1.3	0.9	1.1	1.2	1.2	1.2	5.0%
Brazil	17.7	19.4	21.4	22.4	22.7	21.9	24.1	24.9	24.7	26.1	27.8	28.3	4.4%
Paraguay	0.7	0.9	0.9	1.1	0.8	0.9	1.5	1.6	1.3	1.3	1.5	1.5	7.2%
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Regional Total	32.8	37.7	42.2	44.6	46.5	49.3	53.0	54.5	51.5	55.2	59.8	61.8	5.9%
US	35.7	36.6	34.6	33.0	36.9	37.4	39.0	38.4	35.5	37.8	35.6	35.1	-0.2%
World	116.1	125	130.3	129	138.6	146.6	154.2	159.2	151.9	165.2	174.0	180.9	4.1%
Region as % World	28.3	30.2	32.4	34.6	33.5	33.6	34.4	34.2	33.9	33.4	34.4	34.1

The additional soymeal production has resulted in an increase in soymeal exports. Argentine soymeal exports increased from 13.7 million metric tons in 2000 to an estimated 29.8 million metric tons in 2011, a CAGR of 7.5%. Brazilian soymeal exports increased from 10.7 million metric tons in 2000 to an estimated 14.8 million metric tons in 2011, a CAGR of 3.0%. The region grew from 70% of world soymeal exports in 2000 to an estimated 78% of world soymeal exports in 2011.

Regional Soymeal Exports

(Million Metric Tons)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000–2011 CAGR
Argentina	13.7	16.6	18.5	19.2	20.7	24.2	25.6	26.8	24.0	24.9	27.5	29.8	7.3%
Bolivia	0.5	0.6	1.0	1.0	1.4	1.3	1.3	0.9	1.1	1.1	1.1	1.1	7.4%
Brazil	10.7	11.9	13.7	14.8	14.3	12.9	12.7	12.1	13.1	13	14.0	14.8	3.0%
Paraguay	0.6	0.8	0.9	1.1	0.6	0.8	1.5	1.6	1.1	1.1	1.1	1.1	5.9%
Uruguay	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0%
Regional Total	25.5	29.9	34.1	36.1	37.0	39.2	41.1	41.4	39.3	40.1	43.8	46.7	5.7%
US	7.3	7.3	5.7	4.7	6.7	7.3	8.0	8.4	7.7	10.1	8.3	8.0	0.8%
World	36.3	41.8	43.1	46.1	47.7	52.5	55.3	56.6	52.8	55.6	58.4	60.5	4.8%
Region as % World	70.2	71.5	79.1	78.3	77.6	74.7	74.3	73.2	74.5	72.2	75.0	77.2

Corn, Wheat and Other Grains

Production of corn (maize), wheat and other grains (primarily barley and sorghum) in the region have also grown during the period. Production of corn has increased from about 58.8 million metric tons in 2000 to 86.2 million metric tons estimated for 2011, a CAGR of 3.5%. Production of wheat has increased from about 18.6 million metric tons in 2000 to 21.5 million metric tons estimated for 2011, a CAGR of 1.3%.

Regional and World Grain Exports

Total regional exports of grain have increased from approximately 81.3 million metric tons in 2000 to an estimated 148.7 million metric tons for 2011, a CAGR of 5.6%, with a CAGR of 9% for Paraguay and 16% for Uruguay. Portions of grain production in Bolivia, Paraguay and southern Brazil for export must be transshipped by barge to deepwater ports, and is particularly important for the Hidrovia. Significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships.

Regional & World Grain & Soybean Exports

(Million Metric Tons)

	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0	$000,0
Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000-2011 CAGR
Argentina	43.5	45.0	46.5	47.3	58.2	52.2	63.9	69.8	50.1	63.1	65.7	73.2	4.8%
Bolivia	0.8	0.8	1.1	1.1	1.6	1.4	1.5	1.0	1.3	1.2	1.1	1.2	3.8%
Brazil	32.5	28.5	38.0	41.6	35.5	44.5	47.5	46.8	51.4	54.9	56.0	60.6	5.8%
Paraguay	3.7	3.5	4.9	4.5	4.7	5.2	7.8	8.0	6.3	8.9	10.5	9.7	9.2%
Uruguay	0.8	0.7	1.0	1.2	1.5	1.6	1.9	2.1	3.2	3.9	3.5	4.0	15.8%
Regional Total	81.3	78.5	91.5	95.7	101.5	104.9	122.6	127.7	112.3	132.0	136.8	148.7	5.6%
US	123.4	121.5	107.9	118.4	121.3	124.6	125.6	149.0	125.0	133.9	138.9	127.2	0.3%
World	333.0	339.0	349.6	352.3	363.2	381.9	399.2	424.5	432.4	453.6	444.3	453.3	2.8%
Region as % World	24.4%	23.2%	26.2%	27.2%	27.9%	27.5%	30.7%	30.1%	26.0%	29.1%	30.8%	32.8%

Exports from the leading competitor, the United States, have grown by only about 4 million metric tons from 2000 to 2011. World exports have grown by a CAGR of 2.8% from 2000 to 2011, with the region’s proportion of world exports growing from 24.4% to 32.8%.

World Grain and Soybean Imports

The region is well positioned to supply growing requirements for imports of grain. Imports of grain have been growing in the developing world, as diets have improved and requirements for human consumption and animal feed have increased. World grain imports have grown from about 333 million metric tons in 2000 to an estimated 440.9 million metric tons in 2011, a CAGR of 2.8%.

Regional and World Grain and Soybean Imports

(Million Metric Tons)

Crop Year	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000-2011 CAGR
Middle East	39.1	38.9	37.7	36.9	38.7	43.2	43.7	44.7	60.5	59.9	50.8	52.6	2.7%
China	18.6	14.6	24.0	23.8	35.6	33.9	31.7	40.5	46.7	58.2	57.9	63.1	11.7%
North Africa	31.0	31.0	30.5	26.5	32.6	32.3	31.7	35.7	38.6	38.2	40.6	38.4	2.0%
Japan	34.7	34.9	35.1	34.9	34.5	34.0	34.4	33.8	33.0	33.4	33.1	33.7	-0.3%
SE Asia	27.7	30.7	31.7	28.2	29.8	32.8	36.1	34.0	36.6	41.1	46.0	45.4	4.6%
EU 27	47.4	54.5	55.5	55.6	49.1	49.4	54.0	69.9	51.5	46.1	53.3	53.2	1.1%
S America	24.4	24.0	24.9	22.6	23.1	28.1	32.6	32.1	29.8	31.0	29.9	30.7	2.1%
Other Africa	17.7	19.0	20.6	20.4	23.5	26.2	22.7	22.1	26.0	28.1	25.9	26.6	3.8%
Others	92.4	91.4	89.6	103.4	96.3	102.0	112.3	111.7	109.7	117.6	106.8	109.6	1.6%
World	333.0	339.0	349.6	352.3	363.2	381.9	399.2	424.5	432.4	453.6	444.3	453.3	2.8%

Virtual Water as a Driver of Agricultural Growth

Although water is the most widely occurring substance on earth, only 2.53% is fresh water while the remainder is salt water. Two thirds of this fresh water is locked up in glaciers and permanent snow cover. The available fresh water is distributed regionally. In addition to the accessible fresh water in lakes, rivers and aquifers, man-made storage in reservoirs adds a further 8,000 cubic kilometers. Water resources are renewable (except some ground water and glacier runoff), with huge differences in availability in different parts of the world and wide variations in seasonal and annual precipitation in many places. Precipitation is the main source of water for all human uses and for ecosystems. This water supports forests, rainfed cultivated and grazing lands, and ecosystems.

Overall, Latin America is the richest region in terms of available fresh water resources per capita. Fertile land assures food security while waterways allow transport of goods to regional and international markets.

•	The Plate Basin is the second largest river system in South America and the fifth largest in the world, extending over 3.1 million km2.

•	It covers about one-fifth of South America and is shared by Argentina, Bolivia, Brazil, Paraguay and Uruguay.

•

The Plate Basin has over 100 million inhabitants, close to 50 big cities and 75 large dams, and is at the core of the region’s socio-economic activities, which generate around 70% of the per capita GDP of the five basin countries.

The Plate Basin

Source: World Water Development Report

One of the major uses and requirements of fresh water is securing food for a growing world population. The main source of the world’s food supply is agriculture, which includes crops, livestock, aquaculture and forestry. Unmanaged earth systems can feed approximately 500 million people, so systematic agriculture is needed for the current world population of 6 billion.

Providing the 2,800 calories per person per day needed for adequate nourishment requires an average of 1,000 cubic meters (m3) of water.

Availability of fresh water resources has been constrained due to the factors listed below which in turn results in increased demand for virtual water products such as beef, poultry and grains from virtual water rich countries also known as virtual water exporters:

•	Urbanization which requires availability of large quantities of safe drinking water for residential lifestyles and industrial production.

•	Irrigation which requires large quantities of fresh water to support agricultural yields.

•	World population growth which increases per capital use of water due to better lifestyles.

•	Pollution, which reduces fresh water resources.

•

Around 2 million tons of waste per day is disposed of within receiving waters. One estimate of global waste water production is 1,500km3. Assuming that 1 litre of wastewater pollutes 8 litres of fresh water, this represents burden of pollution may be up to 12,000km3 worldwide.

Virtual Water: is the water embedded in commodities. Water used to produce agricultural and industrial products is referred to as virtual water of the product. Trade in virtual water has steadily increased over the last forty years and about 15% of the water used in the world is for export, is in virtual form. Other salient facts are:

•	67% of the global virtual water trade is related to international trade of crops.

•	23% is related to trade of livestock and livestock products.

•	10% is related to trade of industrial products.

Trade in the food sector remains marginal compared to overall domestic production but is growing. Developing countries imported 39 million tons of cereal in the mid-1970s. This is expected to rise to 198 million tons in 2015 and 265 million tons in 2030.

At the global level, agriculture is the largest economic sector in terms of water use. Thus, trade in agricultural products is the main component of trade in virtual water.

•	North America, South America and Oceania are by far the largest exporters of virtual water products in the world.

•	Asia, with 60 percent of the world population has a high food demand and is therefore one of the largest importer of virtual water products in the world.

The map below outlines virtual water flows related to trade in agricultural products.

As shown in the table below, importing of virtual water (via food or industrial products) is a valuable solution to water scarcity, especially for arid countries that depend on irrigation to grow low-value food with high water needs.

As an example, South America has a clear competitive advantage for growing soybeans calculated by the water foot print (m3 of water used to produce 1 ton of soybeans average 1997-2001) as displayed in the table below.

M3 of Water Used to Produce 1 Ton of Soybeans

(Average 1997-2001 – M3/Ton)

Argentina	1,107
Brazil	1,076
China	2,617
India	4,124

Source: Waterfootprint

Iron ore

Iron ore demand has been growing due to high growth in steel production, particularly in China.

World steel production has grown from 830 million metric tons in 2000 to an estimated 1,497 metric tons in 2011, a CAGR of 5.5%. The growth has been led by growth in Chinese steel production, which increased from 127 million metric tons in 2000 to 690 million metric tons in 2011, a CAGR of 16.6%.

Steel Production 2000 to 2010

(Million Metric Tons)

World seaborne iron ore trade has grown from 489 million metric tons in 2000 to 1,045 million metric tons in 2010, a CAGR of 7.9%. Growth in exports has been led by Australia and Brazil, growing at CAGRs of 9.2% and 5.2%, respectively. A preliminary figure for 2011 suggests that total seaborne exports of iron ore increased to 1,114 million tons, a rise of 6.3% on 2010. Brazilian exports rose to just over 300 million tons and appear to have grown slightly faster than exports from Australia.

Seaborne Iron Ore Exports

(Million Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2000-2010 CAGR
Australia	165.2	175.3	174.2	196.8	221.2	239.0	247.3	267.0	309.0	362.0	398.5	9.2%
Brazil	160.0	156.0	170.0	184.4	200.9	224.0	247.5	269.4	274.0	265.8	264.4	5.2%
India	34.9	36.6	54.9	57.3	62.7	80.9	89.3	93.7	106.0	115.5	103.8	11.5%
Top 3	360.1	367.9	399.1	438.5	484.8	543.9	584.1	630.1	689.0	743.3	766.7	7.9%
Rest of World	128.9	135.6	145.1	156.3	161.5	173.0	179.2	193.7	200.3	211.9	281.3	8.1%
World	489.0	503.5	544.2	594.8	646.3	716.9	763.3	823.8	889.3	955.2	1,048.0	7.9%
Brazil as % of World	32.7	31.0	31.2	31.0	31.1	31.2	32.4	32.7	30.8	27.8	25.2

With respect to imports, the growth has been led by a rise in Chinese imports of iron ore, which increased from 70 million metric tons in 2000 to 619 million metric tons in 2010, a CAGR of 24.4%. Chinese iron ore imports in 2011 were 687 million tons, an increase of 11% on 2010.

Seaborne Iron Ore Imports

(Million Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2000-2010 CAGR
China	70.0	92.4	111.5	148.2	208.1	275.2	326.3	383.1	444.0	628.2	619.0	24.4%
Japan	132.0	126.0	129.0	132.0	135.0	132.0	134.0	139.0	140.0	106.0	134.0	0.2%
EU-15	168.8	147.2	155.5	160.7	175.3	166.7	173.8	173.2	166.4	93.0	156.6	-0.7%
Top 3	370.8	365.6	396.0	440.9	518.4	573.9	634.1	695.3	750.4	827.2	909.6	9.4%
Rest of World	118.2	127.4	131.8	139.7	138.6	149.8	138.4	141.7	153.4	113.5	138.4	1.6%
World	489.0	493.0	527.8	580.6	657.0	723.7	772.5	837.0	903.8	940.7	1,048.0	7.9%
China as % of World	14.3	18.7	21.1	25.5	31.7	38.0	42.2	45.8	49.1	66.8	59.1

Dependence on imported iron and tighter availability of iron ore has led Chinese steel companies to diversify the sources of their iron ore imports. Chinese imports of Brazilian iron ore imports totaled 131 million metric tons in 2010, about 22% of total Chinese seaborne iron ore imports.

Chinese Iron Ore Imports 2010 by Source.

(Total seaborne imports 619 million metric tons)

In the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. are producing iron ore. Their production of iron ore is transported by barge via the Hidrovia. Their production has grown from 1.3 million metric tons in 2000 to a provisional 7.4 million metric tons in 2011, a CAGR of 16.9%.

Corumba Iron Ore Production

(Thousand Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011(e)	2000-2011 CAGR
Corumba	739	529	681	1,015	1,156	1,150	1,982	1,777	2,032	1,932	2,829	3,800	13.0%
Urucum	591	574	887	802	735	1,139	1,437	1,128	990	533	1,379	1,500	8.8%
MMX							751	1,504	1,587	1,068	1,807	2,100
Total	1,330	1,103	1,568	1,817	1,891	2,289	4,170	4,409	4,609	3,533	6,015	7,400	16.9%

The mine operators are planning further increases in output from the Corumba iron ore mines. Realization of these plans will depend on various market and company specific factors, and there is no guarantee that these plans will be realized. If these plans were realized, there would be a corresponding increase in traffic on the Hidrovia.

MMX recently published announcements indicating that they intended to produce the full 2.1 million metric tons annual capacity of their Corumba System in 2011.

Vale purchased the Corumba iron ore mine from Rio Tinto plc in September 2009, which included purchase of an owned tug and barge company moving about 70% of the mine’s current requirements. While announcing the purchases, they stated their intention to expand Corumba’s capacity up to 15.0 million metric tons per year, citing the high quality of the iron ore, ability to realize premium prices for the ore due to its suitability for direct reduction, and synergies with its nearby Urucum iron ore and manganese operations. They also announced their intention to invest in barges. It appears that Vale is continuing their strategy of using a combination of owned and industry assets.

There are plans for development of the El Mutun iron ore deposit in Bolivia, believed to contain about 40 billion tons of iron ore of 50% iron content. Jindal Steel Bolivia, an affiliate of Jindal Steel and Power, formed a 50:50 joint venture with government-owned Empresa Siderurgica del Mutun, which was signed into law in December 2007. Development has been slower than provided for in the original plan. Terms of the agreement were recently renegotiated. The revised plan calls for the first phase to include a 5 million metric tons-per-year iron pellet plant, a 2 million metric tons-per-year Direct Reduced Iron (“DRI”) plant, and a 1.7 million metric tons-per-year steel mill. The plans would result in steel production in 2014. The second phase, to be completed in 2016, would result in an increase to 10 million metric tons-per-year of pellet output and 6 million metric tons-per-year of DRI output. The first phase would result in exports of steel products only, while the second phase would result in export of steel and iron ore products.

Forest Products

Areas near the Hidrovia in Northern Argentina and Uruguay provide most of the forest products production of these two countries.

Uruguay, Forest Products Exports

(Thousand Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000-2009 CAGR
Industrial Roundwood	699	696	833	1,107	1,485	1,543	1,951	2,321	3,613	3,424	19.3%
Sawnwood	25	22	50	62	81	91	85	94	71	60	10.4%
Wood-based panels	—	—	—	—	—	2	32	73	89	73
Fuel wood	—	—	—	—	—	—	—	—	—	—
Pulp	—	1	1	1	1	—	—	11	617	976
Paper/Paperboard	50	54	66	60	60	58	53	55	48	46	-0.9%
Fuel-Charcoal	—	—	—	—	—	—	—	—	—	—
Total	774	773	949	1,230	1,626	1,694	2,120	2,553	4,438	4,579	21.8%
Uruguayan forest product exports have grown from about 774,000 tons in 2000 to 4,579,000 tons in 2009, a CAGR of 21.8%. The largest growth has occurred in the industrial roundwood exports, which includes saw logs, veneer logs, pulpwood and chips and particles. Industrial roundwood exports grew from about 699,000 tons in 2000 to 3,424,000 tons in 2009, a CAGR of 19.3%. Pulp production increased from zero in most of the decade to 976,000 tons in 2009.

Argentina, Forest Products Exports

(Thousand Metric Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000-2009 CAGR
Industrial Roundwood	169	84	31	31	33	40	33	35	46	34	-16.4%
Sawnwood	30	57	191	191	157	270	258	160	203	141	18.8%
Wood-based panels	184	121	267	476	498	462	442	274	298	267	4.2%
Pulp	240	245	258	258	290	212	212	200	178	250	0.5%
Paper/Paperboard	56	75	117	125	197	196	210	157	154	176	13.5%
Fuel-Charcoal	44	55	36	36	55	129	174	174	168	194	17.9%
Total	723	638	900	1,117	1,232	1,310	1,329	1,001	1,048	1,062	4.4%

Argentine forest product exports have grown from about 723,000 tons in 2000 to 1,062,000 tons in 2009, a CAGR of 4.4%. Argentine producers are targeting value added segments of the forest products industry. Exports of wood-based panels such as medium density fibreboard and particle board grew from 184,000 tons in 2000 to 267,000 tons in 2009, a CAGR of 4.2%. Exports of sawnwood grew from 30,000 tons in 2000 to 141,000 tons in 2009, a CAGR of 18.8%. Exports of paper and paperboard grew from 56,000 tons to 176,000 tons from 2000 to 2009, yielding a CAGR 13.5%, while exports of charcoal increased to 194,000 tons in 2009, a CAGR of 17.9%.

Petroleum Products Transportation and Importance in Region

Waterborne transportation via the Hidrovia and coastwise tanker trades forms a key part of the Region’s oil supply system.

Voyages between two Argentine ports are considered “cabotage” and require the use of an Argentine flag vessel or specially permitted vessels operated by Argentine companies.

Regional tanker market factors, including oil demand and local vessel supply information, are described immediately below, reflecting market conditions in the primary area of employment for the vessels.

Should cabotage vessels be unable to continue in regional trades, they would seek employment in the international tanker market.

Regional Tanker Market Dynamics

Argentine cabotage clean product trades have different market dynamics than international clean trades.

Demand for tankers in the regional market comes from oil majors (such as Exxon Mobil Corporation, Petrobras, Repsol and Shell) and major trading companies (such as Trafigura and Vitol) active in the region. Oil majors that used to operate ships in the region have outsourced all or part of their local requirements to local operators.

About 70% of Argentina’s refinery capacity is located in the Plate estuary. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coastal destinations, such as Bahia Blanca and southern Argentina. Transportation demand is based on distribution requirements and tends to be stable, following underlying petroleum product demand trends.

Petroleum products imported into Argentina often require lightering into small tankers to enter the Hidrovia, providing another source of tanker demand.

Petroleum product pricing differentials among regional countries can create opportunities for international product movements within the region.

Tankers of 5,000 to 29,999 dwt are active in these areas, typically on time charter to regional oil companies and trading companies. Due to the remoteness of the region from active spot market tanker routes, time charter is often viewed as necessary by oil companies to ensure availability of quality vessels meeting company operating, safety and environmental requirements.

Argentine Cabotage Fleet

As noted, voyages between two Argentine ports are considered “cabotage” and require the use of an Argentine flag vessel or specially permitted vessels operated by Argentine companies.

The Argentine registry requires vessel construction in an Argentine shipyard or payment of an import tax, raising the cost of new vessels well above prevailing international levels. The permitting process for foreign flag vessels described above has allowed younger vessels to enter cabotage trades.

The following table includes vessels believed to be active in Argentine cabotage and Argentine-Brazilian regional trades from 5,000 to 29,999 dwt (“the cabotage fleet”).

Estimated Vessels Operating in Argentine Cabotage and Regional Trades,

(5,000 to 29,999 Dwt)

Operator	Number of Vessels	Dwt 000	Average Age
Horamar (NSAL affiliate)	6	81	2
National Shipping Corp	7	77	13
Antares Naviera	4	63	2
Petrotank/Maritimos y Fluviales	4	52	10
ENPASA	2	45	6
Ultrapetrol	3	28	9
Maruba S.A.	2	25	1
Navenor	1	9	21
Toba S.A.M.C.F.I	1	6	29
Sirius Tankers SA	1	6	36
Comando Transportes Navales	1	6	30
Total	32	401	10

Twenty-five of the vessels are double-hulled, while seven are single-hulled.

The average age of the cabotage fleet is 10 years, but about 22% of the vessels are age 20 years old or older. Older vessels will face ongoing operational, commercial and regulatory pressures to scrap. Oil company commercial, safety and environmental evaluation includes vessel age as a factor in chartering decisions.

Oil Demand

Since vessels operate as part of the oil company distribution system, local demand for petroleum products is a key driver of local tonnage requirements. Regional oil demand growth showed 2.0% CAGR from 2000 to 2010.

Oil Demand, Hidrovia Region

(Thousand Barrels per Day)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2000-2010 CAGR
Argentina	511	474	438	450	472	483	535	587	594	580	618	1.9%
Paraguay	25	24	25	26	26	26	26	26	27	28	31	2.1%
Bolivia	48	47	47	46	50	51	58	60	62	60	62	2.6%
Brazil	2,166	2,206	2,132	2,056	2,123	2,206	2,287	2,355	2,485	2,522	2,654	2.1%
Uruguay	43	34	37	37	38	40	47	45	52	47	52	1.9%
Total	2,794	2,785	2,679	2,615	2,709	2,806	2,953	3,073	3,220	3,237	3,417	2.0%

Argentina

Argentina’s total oil demand was estimated at about 618,000 bpd in 2010.

Argentina’s total oil refining capacity is about 627,000 bpd in 2011. About 435,600 bpd (69%) of Argentina’s refining capacity is located near the Hidrovia and in the Plate River estuary. Much of northern Argentina’s petroleum products reach consumers via the Hidrovia.

As noted, the Argentine coast from Bahia Blanca to Patagonia receives petroleum products by tanker from the refineries in the Plate estuary.

Parana River/Rio de la Plata Petroleum Refineries and Terminals

Paraguay

Paraguay does not produce any crude oil, and relies on the Hidrovia for imports of crude oil and petroleum products. Paraguay’s oil demand was 31,000 bpd in 2010. There is only one small oil refinery in Paraguay with a nominal capacity of 7,500 bpd and a simple configuration. Imports from larger, more complex refineries in Argentina can provide higher specification products and take advantage of economies of scale.

Total imports of petroleum products were about 24,000 barrels per day in 2007 (versus oil demand of about 26,000 bpd). About 85% to 90% of imports are believed to arrive by the Hidrovia.

The following table shows estimated oil demand and import figures in tons per year to allow comparison with other cargo types.

Paraguay Oil Demand and Imports

(Million Tons per Year)

	2004	2005	2006	2007	2008	2009	2010
Petroleum product imports	1.24	1.21	1.28	1.18	1.27	1.32	1.46
Oil demand	1.3	1.28	1.29	1.31	1.34	1.39	1.54
% imports	95.6%	94.3%	99.1%	90.4%	94.9%	94.9%	94.9%
Estimated Hidrovia 85%	1.05	1.03	1.09	1.01	1.08	1.12	1.24

Commercial Market Factors

The Hidrovia freight market and coastal cabotage tanker markets are difficult to access for operators from outside the Region. The Regional countries reserve domestic traffic wholly or partially for their national flags. There are a limited number of tug / barge and tanker operators who know each others’ operations and vessel availability. There is little published information about the freight market. Major shippers of commodities (e.g., iron ore, cement, oil products) frequently tender for long term contracts. If short term requirements arise, commodity companies usually deal directly with the tug/barge and tanker operators.

Freight cost is established based on factors such as the overall market supply/demand situation, availability of tugs and barges, alternative employment, and the competitive position of the operator versus other operators (fleet carrying capacity, types of tugs and barges, flag and vetting approvals by major charterers and terminals).

BUSINESS

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve the storage and marine transportation needs of our customers through our port terminal, river barge and coastal cabotage operations. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Maritime Holdings Inc., is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. According to Drewry, the countries along the Hidrovia accounted for approximately 51% of world soybean production in 2010, as compared to 32% in 1995. Soybean production in the region has grown from 2000 to 2010 by a compounded annual growth rate, or CAGR, of 6.6%, including 9.0% for Paraguay and 49% for Uruguay. In addition to grain commodities, in the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 6.0 million metric tons in 2010, representing a CAGR of 16.3%. We believe the Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure in that area.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Bunge, Cargill, Exxon Mobil Corporation, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Repsol, Shell and Vale. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as Exxon Mobil Corporation, Petrobras Group, YPS Repsol and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships. Between January 1, 2008 and December 31, 2010, we have grown our time charter, voyage and port terminal revenues and sales of refined oil products by 74.4% and our net income attributable to our common stockholders by 63.4%.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 293 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges which operate in our cabotage business. We have combined our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer end-to-end logistics solutions for both our dry and liquid port customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG). Between January 1, 2008 and December 31, 2011, we have grown our fleet from approximately 123 to 303 vessels, including barges, pushboats and tankers. For the same period in our dry port terminal in Uruguay, we added 80,000 metric tons of storage capacity in 2009 reaching a total capacity of 360,000 metric tons, and we installed a newly constructed grain drying and conditioning facility which has been operational since May 16, 2011 and has a static capacity of 7,000 metric tons. We are currently constructing a new silo with 100,000 metric tons of storage capacity which is expected to be completed in March 2012 and will increase the total storage capacity of the dry port to 460,000 metric tons. In our liquid port in Paraguay, we added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and we are currently constructing two additional storage tanks with combined capacity of 7,100 cubic meters which are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

We seek to maintain predictable revenues across our businesses through a mix of long term storage and transshipment contracts for our ports and time charters and Contracts of Affreightment (“CoAs”) for our fleet. In our dry port terminal, we typically sign three to five year contracts with our customers. In our barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. For the year ended December 31, 2010 and for the nine month period ended September 30, 2011, approximately 62.2% and 78.3%, respectively, of our time charter, voyage and port terminal revenues was generated from fixed contracts. Revenues across our businesses are predominantly denominated in U.S. dollars and, in 2010 and the first half of 2011, 89.2% and 91.0%, respectively, of our total revenue was denominated in U.S. dollars.

We believe our dry terminal in Nueva Palmira, Uruguay, located at the confluence of the Parana and Uruguay rivers, is the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Our dry port terminal is located in an international tax-free zone. In 2010, 3.9 million tons of dry cargo were moved through the terminal, as compared to 3.1 million tons of dry cargo in 2009. During the nine month period ended September 30, 2011, 3.0 million tons of dry cargo were moved as compared to 3.0 million tons of dry cargo in the same period in 2010. We currently have eight silos (some with internal separations) with total storage capacity of 360,000 tons. We have started the construction of a ninth silo with approximately 100,000 metric tons capacity which is expected to be completed in March 2012. We have installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal which has been operational since May 16, 2011. This facility is focused primarily on Uruguayan soy for export and serves the needs of our customers for grain products that meet the quality standards required by international buyers.

We believe our liquid port terminal in San Antonio, Paraguay, located approximately 17 miles by river from the Paraguayan capital of Asuncion, is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our liquid port terminal has a current capacity of 38,560 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Approximately 337,385 cubic meters of liquid fuels (primarily diesel and naphtha) moved through our wet port terminal in 2010 as compared to 258,500 cubic meters in 2009. Approximately 217,825 cubic meters of liquid fuels (primarily diesel and naphtha) moved through our wet port terminal in the nine month period ended September 30, 2011 as compared to 265,395 cubic meters in the same period of 2010. We are constructing two new storage tanks at our wet port facility in Paraguay with a total capacity of 7,100 cubic meters to meet Paraguay’s growing demands for energy, which are expected to be completed in the first half of 2012.

Our current core fleet consists of a total of 303 vessels, barges and pushboats of which 276 are owned by us and 27 are chartered-in under long-term charter-in contracts. The following is the current core fleet as of January 27, 2012.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Type
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power

Dry Barges	223	311,000 DWT	Dry Cargo

Tank Barges (2)	45	125,500 m3	Liquid Cargo

LPG Barges	3	4,752 m3	LPG

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Type
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo

Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	297	N/A

Product Tanker Fleet	Year Built	DWT	Type
Estefania H	2008	12,000	Double-hulled Product Tanker

Malva H	2008	8,974	Double-hulled Product Tanker

Makenita H	2009	17,508	Double-hulled Product Tanker

Sara H	2009	9,000	Double-hulled Product Tanker

San San H (4)	2010	16,871	Double-hulled Product Tanker

Stavroula (4)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.
(2)	23 Tank Barges are chartered-in with total capacity of 58,700 m3.
(3)	Serving in the Argentine cabotage business.
(4)	The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

Based on data from Drewry, in the Argentine cabotage trade, we operate the largest cabotage fleet in terms of capacity and one of the youngest fleets, consisting of six double-hulled product tankers and two self-propelled barges. We own four product tanker vessels and charter-in two additional product tanker vessels, representing a total capacity of 81,224 dwt. We also own two self-propelled barges, with a total capacity of 11,600 cubic meters. According to Drewry, the average age of the tankers in our market is 10 years, with 22% of the tanker vessels in our market having an age of 20 years or older. By comparison, our tanker fleet has an average age of approximately two years. Given that the MARPOL regulations require the retirement of all single-hull tanker vessels in the market by 2015, we believe our modern tanker fleet provides us with a competitive advantage.

Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. Our product tanker vessels are under time charter agreements with a remaining average duration of 1.1 years. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Our non-provisional licenses expire at various times between June 2012 and November 2013. Upon expiration, the licenses are generally renewed for periods of one to three years. For further information regarding our licenses, please see “—Cabotage Operations—Fleet”. We have the competitive advantage of being able to operate in the Brazilian cabotage market through our acquisition of 51% of a Brazilian pushboat operator, Hidronave S.A., in October 2009, since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe there are considerable opportunities to expand our cabotage operations and take advantage of our cabotage privileges in both the Argentine and Brazilian coastal trades. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Market Opportunity

We believe that the following factors create opportunities for us to successfully grow our business:

•

Growing Production and Exports of Grain Commodities: The Hidrovia region produces and exports a significant and growing amount of agricultural products. Moreover, the region continues to have large amounts of unused arable land available for soybeans and other crops. The countries along the Hidrovia accounted for approximately 51% (or 135.9 million metric tons) of world soybean production in 2010, as compared to 32% in 1995 (or 39.9 million metric tons). Soybean production in the region has grown from 2000 to 2010 by a compounded annual growth rate, or CAGR, of 6.6%, including 9.0% in Paraguay and 49% for Uruguay. Production of corn (maize), wheat and other grains (primarily barley and sorghum) in the Hidrovia region have also grown during the period. Production of corn has increased from about 58.8 million metric tons in 2000 to 78.0 million metric tons for 2010, a CAGR of 2.9%. Production of wheat has increased from about 18.6 million metric tons in 2000 to 23.3 million metric tons for 2010, a CAGR of 2.3%.

Although not all grain commodities produced in the Hidrovia region are shipped for export through the Hidrovia waterway, we believe that the increased grain production in the region is expected to increase the amount of grains transported via the Hidrovia over time. For example, in 2010, 64.3 million metric tons of grains were transported via the Hidrovia, as compared to 44.3 million metric tons in 2009. Portions of soybean production in Bolivia, Paraguay and southern Brazil for export must be transhipped by barge to deepwater ports, and is particularly important for the Hidrovia. Significant portions of Argentine and Uruguayan production is transported over land to ports on the Hidrovia for export on oceangoing ships. In addition, global growth in wealth and in industrial agriculture has resulted in greater consumption of meat and convenience foods, raising demand for soybeans as animal feed and as soybean oil (the second most widely used vegetable oil after palm oil). Soybeans are vital to the production of livestock feed, industrial oils, infant formula, soaps, solvents, clothing and other household materials.

We believe exporting grain and grain products provides a valuable solution to global water scarcity challenges. Agriculture is the largest economic sector in terms of water use. Sufficient water resources are available in the Hidrovia region and can be utilized economically to produce grain and grain products for export, while growing grain in many importing countries would require use of scarce water resources better utilized for other activities. As one of the richest regions in terms of available fresh water resources per capita, South America is a major exporter of “virtual water” products (those products that require significant water for production). In contrast, Asia, with about 60% of the world population, has a high food demand and is one of the largest importers of virtual water products in the world. The increasing virtual water trade to developing countries is expected to drive agricultural growth and export in South America.

Hidrovia Region Soybean Production

Source: Data from Drewry

•

Growing Exports of Mineral Commodities: In addition to grain commodities, companies in the region are initiating the production of other goods, including forest products, iron ore and pig iron. In the Corumba area of Brazil, near the Paraguay River, iron ore mines owned by Vale and MMX Mineracao and Metalicos S.A. have increased their production from a combined 1.3 million metric tons in 2000 to a combined 6.0 million metric tons in 2010, representing a compounded annual growth rate, or CAGR, of 16.3%. Their production of iron ore is transported by barge via the Hidrovia. South America is becoming a significant exporter of mineral commodities to emerging market countries, including China, which has had to look to new sources at greater distances to meet its growing commodity demand. We believe the Hidrovia region will benefit significantly from this continuing trend going forward.

Corumba Iron Ore Production

Source: Data from Drewry

•

Reliance on Waterborne Transportation in the Hidrovia. The Hidrovia is a vital transportation link in South America given the limited highway and rail alternatives and is critical to facilitating access to the Atlantic Ocean and the global export market. The Hidrovia river system passes through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay), and encompasses over 4,500 kilometers, comparable to the length of the Mississippi river system in the United States. There is dredging work underway to increase the water depth in certain portions of the river and to add a 600 kilometer section from Santa Fe to Corrientes, to allow for better barge access to agrarian products in northern provinces. The dredging work is expected to allow for an increase of laden ship and barge traffic in both high and low water seasons.

•

Efficient Means of Transportation: River barges are an efficient and cost-effective mode of transportation compared to other modes of transportation such as railroads and trucks According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge, the type of barge in our fleet, has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks. Additionally, the capacity of a 15 barge tow is equivalent to 870 tractor-trailer trucks and can be manned by only eight crew members. In addition, when compared to inland barges, trains and trucks produce significantly greater quantities of certain air pollutants.

•

Key Part of Region’s Oil Supply System: Waterborne transportation via the Hidrovia and costal tanker trade form a key part of the region’s oil supply system. Approximately 70% of Argentina’s refinery capacity is located in the Plate estuary according to Drewry. Petroleum product distribution systems within Argentina rely on transport from the refineries to various coast destinations such as Bahia Blanca and southern Argentina. Much of northern Argentina’s petroleum products reaches consumers via the Hidrovia. Paraguay does not produce any crude oil and only has one small refinery. It relies on the Hidrovia for imports of crude oil and petroleum products. Imports into Paraguay from larger, more complex refineries in Argentina can provide higher specification products and take advantage of economies of scale. In Brazil, for example, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion and provides for an increase in drilling rigs.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Esso. Approximately 67% of our revenue for the nine month period ended September 30, 2011 was derived from customers that have used our services across two or three of our business segments. We believe our diversification in the end markets in which we serve hedges us against potentially cyclical markets, helping to provide further stability in our revenues and profitability.

Developing Leading Position Through Investment and Expansion in our Port Terminals. We believe that our long-standing relationships with major global commodity companies such as ADM, Cargill, Louis Dreyfus, Petrobras, Vale and Shell combined with the key location of our port facilities in Uruguay and Paraguay and the ports’ capacity for growth have enabled us to develop a leading position in the port logistics business in the Hidrovia region. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We are currently constructing a new silo with a capacity of 100,000 metric tons to meet customer demand, which will bring the terminal’s total capacity to 460,000 metric tons by March 2012. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that our recent land purchases, including the acquisition of approximately 58 acres of land north of the Nueva Palmira Free Zone where we want to develop a new transshipment facility for wet and dry commodities, and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 38,560 cubic meters of storage, which will expand to 45,660 cubic meters with the construction of new tanks expected by the end of the first half of 2012, serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia region, which gives us economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. In addition, the use of modern vessels in our cabotage operations permits us to use advanced technology and a computerized navigational system that allows for efficient maneuverability and decreased fuel consumption for our vessels.

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately two years as compared to the industry average of 10 years, based on data from Drewry. This modern fleet has helped increase our fleet utilization since younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2009 and 2010 was 92.5% and 87.1%, respectively, while at the same time fleet available days increased from 1,679 days to 2,220 days between these two years.

We also seek to optimize the use of pushboats. For example, we use our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Furthermore, the countries of the Hidrovia region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, Repsol, Shell and Vale. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. Our two largest customers accounted for approximately 17.5% and 9.5% of revenues in 2010, respectively, and our five largest customers in terms of revenues accounted for approximately 50.0% in 2010. For the nine month period ended September 30, 2011, our two largest customers accounted for 16.3% and 10.2% of our revenues, respectively, and our five largest customers in terms of revenues accounted for approximately 54.4% for the same period.

Track Record of High Standards of Performance and Safety. We pride ourselves on our operational excellence, our ability to provide high quality service and our commitments to safety, quality and the environment. Our in-house technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, help us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average, 19 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia. During 2009, the Mississippi and Ohio Rivers carried approximately 6.5 times the amount of cargo (based on metric tons and tons per kilometer) as the Hidrovia, according to Drewry. According to Drewry, the Mississippi River system serves regions in the United States with an average GDP per capita of $41,856 with a well-developed infrastructure system and a large and diverse number of exports, while the Hidrovia is at an early phase of its development, serving a region with an average GDP per capita of $12,167 (on a 2008 U.S. Dollar purchasing power parity). The economies of the countries in the Hidrovia are expected to grow faster than the United States. For example, in 2011 and 2012, Brazil is expected to grow by 3.8% and 3.6% and Argentina by 8.0% and 4.6%, respectively, according to the International Monetary Fund’s September 2011 update to the World Economic Outlook. Advanced economies, including the United States, are expected to grow 1.5% in 2011 and 1.8% in 2012 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for mineral ores and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to five years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity. For the year ended December 31, 2010, approximately 62.2% of our time charter, voyage and port terminal revenues were generated from fixed contracts. For the nine month period ended September 30, 2011, approximately 78.3% of our time charter, voyage and port terminal revenues were generated from fixed contracts. We expect the contracted percentage of our revenues to increase as we seek to enter into time charters and CoAs, including those with minimum volume guarantees, with our customers more frequently.

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we plan to increase the size and capacity of our barge fleet and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Continue to Improve Quality. We have developed a reputation for having quality operations in the storage and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms, as evidenced by our existing New Marfin facility.

We also believe that we benefit from the leading risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Our dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide our customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region. In 2010 and the first half of 2011, 3.9 million and 1.9 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have eight silos (some with internal separations) with total storage capacity of 360,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 13 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2025 and may be extended further until 2045 at our option. We believe the terms of the agreement reflect our favorable relationship with the Republic of Uruguay. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 3.9 million tons in 2010. We have also been expanding our capacity from 280,000 tons in 2009 to 360,000 tons as of December 31, 2011. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 16, 2011. This facility is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port.

We completed construction in 2004 of four new cylindrical silos designed to store Uruguayan commodities. Before the completion of construction, local exporters had booked total capacity of the silos for a period of three years prior to the completion of construction As a result of significant new customer demand from companies such as ADM, Cargill, Louis Dreyfus and Bunge, as well as from a number of smaller local grain merchandisers, we constructed two new silos with a storage capacity of 90,000 metric tons and 80,000 metric tons in 2005 and 2009, respectively. We have started the construction of a ninth silo with approximately 100,000 metric tons capacity which is expected to be completed in March 2012. We also began construction in October 2011 on an additional vessel loading conveyor belt, which is expected to be completed in December 2012 which would increase capacity by an estimated 66%. We are also currently negotiating contracts with existing and new customers relating to the Uruguayan grain market.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. With this addition, our Uruguayan port had approximately 28 acres of available riverfront land for future development. After the construction of our drying and conditioning facility and the start of construction on a ninth silo, we have an additional 9.5 acres available for further development in the Nueva Palmira Free Zone. We are evaluating several alternatives for developing the available space.

We are actively looking for additional land to expand our operations. During the third and fourth quarters of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project.

Over the past decade, Uruguay has been developing its capacity for grain exports by designating more land for agricultural use. According to Drewry, Uruguayan soybean exports have grown from 14,000 tons in 2000 to 1,580,000 tons in 2010 according to USDA estimates. During 2010, 1,079,409 tons of Uruguayan soybeans were exported through our dry port terminal. Recently, Uruguay has been increasing export volumes of other grains such as maize and wheat. For the nine month period ended September 30, 2011, 1,772,792 tons of Uruguayan soybeans were exported through our dry terminal. Most significantly, the natural growth area for grain in Uruguay is in the western region of the country on land that is located near our port terminal.

Port Operation: The commodities most frequently handled include grain and grain products, as well as some ores and sugar. Our port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to drybulk carriers or stores them in our modern silos for later shipment. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The port terminal uses a fixed fee structure for customers.

Port Infrastructure: The port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our dry port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The port terminal currently offers 360,000 tons (soybean basis) of clean and secure grain silo capacity. With eight silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on the type of commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Each dock has fixed-duty cycle cranes to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Paraguay Liquid Port

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 38,560 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The port terminal was built to carry out terminal operations efficiently, including the loading and unloading of ships and trucks with fuels, storage tanks and subsequent clearance for vessels and trucks. The business is carried out through the purchase and sale of refined petroleum products and the storage, handling or transportation services that relate to liquid and gas products. We own tanks approved by the Paraguayan National Customs Office, which gives us a competitive advantage over other suppliers dedicated to the field.

Port Operation: The port provides short- and long-term storage services for liquid cargo, as well as the sale of liquid products.

Port infrastructure: Currently, the port has seven major tanks in operation with a capacity of 38,560 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We are constructing two new storage tanks with a total capacity of 7,100 cubic meters to meet the growing demand for energy, which are expected to be completed in the first half 2012. Our goal is to have a capacity of 90,000 to 100,000 cubic meters of storage at the terminal to meet our customers’ increasing demand.

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during peak business times, has a height of 9.05 meters. The second platform is used during less busy periods and has a height of 5.0 meters.

The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, another for LPG and a platform to discharge trucks with alcohol and other refined petroleum products. Only 40% of the bays for liquid fuels are currently used. Currently, the LPG installation is in use at 100% of capacity and the platform to unload trucks at 20% of capacity.

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 295 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We own or operate 295 vessels in our barge business, including 22 pushboats, 223 dry barges, 45 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly following our formation in December 2007. Our dry barge fleet is nearly three times the size it was in January 2008.

Products transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron, and rolling stones). During 2010, we transported approximately 1.8 million cubic meters of liquids or tons of dry cargo (compared to 1.7 million in 2009, 1.9 million in 2008, and 1.7 million in 2007), consisting of approximately 1.0 million cubic meters of liquids, more than 0.8 million tons of dry cargo, and approximately 14,000 cubic meters of LPG. During the nine month period ended September 30, 2011, we transported more than 1.7 million cubic meters of liquids or tons of dry cargo (compared to 1.5 million for the same period in 2010) consisting of approximately 0.8 million cubic meters of liquids.

Cabotage Operations

Overview: We own and operate oceangoing vessels to support the transportation needs of our customers in the South American costal trade business. We operate the largest in terms of capacity and one of the youngest Argentine cabotage fleets, based on data from Drewry. Our fleet consists of six oceangoing product tanker vessels and two self propelled barges which operate in the spot market. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker, which is chartered-out for three years beginning as of April 2010. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively. The delivery of Sara H and the long-term bareboat agreements for the San San H and the Stavroula have allowed us to further capitalize on the attractive offshore petroleum services market. We typically contract our vessels either on a time charter basis or on a CoA basis.

On October 29, 2009, we acquired 51% of the outstanding share capital of Hidronave S.A., a Brazilian company, and took delivery of the Nazira, a pushboat specially prepared for navigating in Brazilian waters. Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so.

Fleet: The table below reflects our cabotage tanker fleet as of January 27, 2012.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Counterparties	Expiration Date of License
Malva H	Product Tanker	2007	8,974	February 2, 2008	4 years plus 1 optional year	Petrobras	November 22, 2013
Estefania H	Product Tanker	2008	12,000		Spot		March 31, 2012 (2)
Makenita H	Product Tanker	2009	17,508	November 1, 2009	3 years plus 3 optional years	Repsol	June 24, 2012
Sara H	Product Tanker	2010	9,000	April 15, 2010	3 years plus 3 optional years	Esso	January 26, 2013
Stavroula (1)	Product Tanker	2010	16,871	December 31, 2010	3 years plus option to terminate the contract at second year	Repsol	July 2, 2012
San San H (f/k/a Jiujiang) (1)	Product Tanker	2010	16,871		Spot		October 18, 2012

(1)	Chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods (August and June 2012). We have recognized a capital lease obligation for the San San H and Stavroula amounting to $17.0 million and $17.1 million, respectively, and the aggregate lease payments during the nine month period ended September 30, 2011 for both vessels were $0.9 million.
(2)	The license for the Estefania H is provisional and will expire on March 31, 2012. During the period between the expiration date and the date the permanent license is issued, the Estefania H will operate under provisional licenses issued by the Argentine maritime authorities pursuant to Decree 1010/2004.

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until November 2013. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils). During 2010, our cabotage fleet transported more than 2.3 million cubic meters of liquids (compared to 1.6 million cubic meters in 2009 and 1.2 million cubic meters in 2008).

Seasonality

Certain of our businesses have seasonality aspects and seasonality affects the results of our operations and revenues from quarter to quarter, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and mineral production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations as the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to our dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality because the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the nine month period ended September 30, 2011, our two largest customers, Petrobras and Petropar, accounted for 16.3% and 10.2% of our revenues, respectively. Other than our two largest customers, no other customer accounted for more than 10% of our revenues during the nine month period ended September 30, 2011. For the nine month period ended September 30, 2010, one customer, Petrobras, accounted for 19.2% of our revenues. During the year ended December 31, 2010, our largest and second largest customers, Petrobras and Esso accounted for 17.5% and 9.5% of our revenues, respectively, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customer, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. In 2009, only one customer accounted for 10.2% of our revenues and our five largest customers, in aggregate, accounted for 45.1% of our revenues. For the year ended December 31, 2008, one customer, accounted for 17.6% of our revenues.

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house and we commercially manage our chartered-in fleet. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Specifically, we provide, through our subsidiary, Compañía Naviera Horamar S.A., technical ship management services to our owned vessels. These services are provided in accordance with highest standard in the industry established by class societies, the IMO, OCIMF and the oil majors vetting. Based in Buenos Aires, Argentina, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the fleet elements in Argentina, Brazil, the United States and China to subsequent shipping operations throughout the life of a vessel, including the oversight of maintenance, repairs and drydocking. Mercopar S.A., our subsidiary, provides full technical services in Asuncion, Paraguay, for all the convoys operating up to Corumba, Brazil.

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. In our barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. Some of our charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, we engage in CoAs, which allow us flexibility in transporting a certain cargo to its destination.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of November 1, 2011, we employed 414 land-based employees: 40 employees in the Asuncion, Paraguay office, 99 employees at the port facility in San Antonio, Paraguay, 132 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 120 employees at the port facility in Nueva Palmira, Uruguay, and 15 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

Competition

We are one of the largest logistics providers in the region. We believe our ownership of river ports, including our port terminal in Uruguay that provides access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, neither of which has storage, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed us to differentiate our business and offer superior services compared to our competitors.

Our History

We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

Since the business combination in January 2008, we have grown our vessel fleet from approximately 123 to 303 vessels, including barges, pushboats and tankers through acquisitions of vessels and the acquisition of a 51% interest in Hidronave S.A., a Brazilian pushboat operator. Additionally, we expanded our Uruguayan port terminal with the addition of a new silo with 80,000 metric tons storage capacity in 2009 reaching a total storage capacity of 360,000 metric tons, and in 2010, we acquired additional land and began installation of a grain drying and conditioning facility, which has been operational since May 16, 2011.

Historically, the Company has had two reportable segments, Logistics Business and Dry Port Terminal Business. Following the recent business developments in our company, beginning in 2011, we report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. For further historical segment information, please see Note 23 to our audited Consolidated Financial Statements included elsewhere in this prospectus.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. On February 1, 2010, we registered a Uruguayan branch office at Luis A. de Herrera 1248, World Trade Center, Torre B., 17th Floor Montevideo, Uruguay, where we have our office and principal place of business (our telephone number is +(30) (210) 417-2050). Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address and telephone number of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). We also conduct the commercial and technical management of our vessels, barges and pushboats through our wholly owned subsidiaries. All of our subsidiaries are wholly owned, except for Hidronave S.A.

Environmental and Government Regulation

Government regulations relating to the environment, health or safety significantly affect our operations, including the ownership and operation of our vessels and our port facilities. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered. The legal requirements affecting our operations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, the IMO International Convention for the Safety of Life at Sea and the International Convention on

Load Lines of 1966. We must also comply with legal requirements relating to the management and disposal of hazardous materials and wastes, air emissions, wastewater discharges, the management of ballast waters, maintenance and inspection, and development and implementation of emergency procedures. In addition, vessel classification societies impose safety and other requirements with respect to our vessels. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

International treaties and conventions, as well as national and local laws, can subject us to material liabilities in the event that there is a release of oil or other regulated substances from our vessels or at our port operations. We could also become subject to personal injury or property damage claims relating to exposure to, or releases of, regulated substances associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels and port terminals to both scheduled and unscheduled inspections. These entities include the local port authorities (harbor master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Our port terminals are subject to inspections by Hidrografía and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to the stricter environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international as well as South American laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental, health and safety laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, such future requirements may limit our ability to do business, increase our operating costs, require reductions in cargo capacity, ship modifications or other operational changes or restrictions, lead to reduced availability of insurance coverage or increased policy costs, result in denial of access to certain ports or waters or detention in certain ports, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental and Safety Regulation—IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions with respect to maritime safety, pollution prevention and liability and compensation, the most significant of which are described below.

IMO—Pollution Prevention

The MARPOL Convention (“MARPOL”), which was adopted by the IMO in 1973 and has been updated through various amendments, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, in 1992, amendments to Annex I of MARPOL requirements imposed phase-out dates for tankers that are not certified as double hull. Annex I of MARPOL, which was subsequently revised in 2001 and 2003, has been adopted by all countries in the Hidrovia Region, other than Paraguay. In 1984, Argentinean authorities (the “PNA”) adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. Annex III has been adopted by all countries in the Hidrovia Region, other than Paraguay. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Of the Hidrovia countries, as of September 30, 2011, only Brazil has adopted Article VI of MARPOL. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulphur oxide emission standards that entered into force in July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, implementing a progressive reduction of sulphur oxide emissions from ships and establishing new tiers of stringent nitrogen oxide emission standards for marine engines. We may incur additional costs to comply with these revised standards. The amendments include Regulation 15 of Annex VI of MARPOL 73/78, as revised by IMO Resolution MEPC.176 (58), which regulates volatile organic compound (“VOC”) emissions from tankers in designated ports or terminals of an entity regulating such emissions. Regulation 15.6 requires that a tanker carrying crude oil must have on board and implement a VOC Management Plan approved by the flag state in accordance with IMO resolution MEPC.185 (59). This VOC Management Plan must be specific to each ship. Our tanker vessels have an approved VOC management plan.

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Of the Hidrovia countries, as of September 30, 2011, only Brazil has adopted the BWM Convention.

If the mid-ocean exchange of ballast water is made mandatory at the international level, or if water treatment requirements are implemented, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Hidrovia Convention—RIOCON

The Hidrovia countries (Brazil, Bolivia, Paraguay, Argentina and Uruguay) are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comité Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

IMO—Safety

The IMO has adopted the International Convention for the Safety of Life at Sea (the “SOLAS Convention”) and the International Convention on Load Lines of 1966 (the “LL Convention”), which imposes standards for the regulation of design and operational features of ships. The SOLAS Convention has been adopted by all of the countries in the Hidrovia Region, and, as of September 30, 2011, the LL Convention has been adopted by all of the countries in the Hidrovia Region other than Paraguay. We believe that all of our vessels are in substantial compliance with standards imposed by the SOLAS Convention and the LL Convention.

The operation of our vessels is subject to the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) pursuant to Chapter IX of the SOLAS Convention. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Oil Pollution Liability

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. Of the countries in the Hidrovia Region, only Argentina and Uruguay have adopted the 1992 Protocol to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Also at the international level, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001 (the “Bunker Convention”) was adopted in March 2001 and became effective in November 2008. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil” (oil used or intended for use in the operation or propulsion of the ship) in order to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil, when carried as fuel in ships’ bunkers. The Bunker Convention applies to damage caused in the territory, including the territorial sea, and in exclusive economic zones of party states and provides a free-standing instrument covering pollution damage only. As with the CLC upon which the Bunker Convention is modeled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover. To date, none of the countries in the Hidrovia Region have adopted the Bunker Convention.

Another key provision is the requirement for direct action, which allows a claim for compensation for pollution damage to be brought directly against an insurer. The Bunker Convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and therefore shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain. To date, none of the countries in the Hidrovia region have adopted the 1976 Convention and the 1992 LLMC Protocol.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each Member State of RIOCON has its own laws related to oil pollution.

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Argentina: The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations.

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

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Brazil: Act Nº 6.938 (National Environmental Policy) imposes strict liability on a person who causes pollution and authorizes fines for violations. In addition, Act N° 9.966 sets forth requirements for the prevention and control of pollution by oil and other substances and imposes civil liability and fines upon persons causing pollution.

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Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally.

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Uruguay: Uruguay enacted Law N° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. Law N° 16.688 provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, United Nations climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (the “ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change.

However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and market-based measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and are expected to enter into force in January 2013, unless waived on an individual basis by the IMO. Of the Hidrovia countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will usually undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery.

All of our oceangoing vessels are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). We were among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, we have almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Our fleet is subject to regularly scheduled drydocking and special surveys which are carried out every six to seven years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every seven years and Afloat Intermediate Inspection in the middle of each seven-year period. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked every seven years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

SIRE Inspections

One of the most significant safety initiatives to be introduced by the OCIMF, an oil industry trade group focusing on the promotion of safety and pollution prevention from tankers and at oil terminals, is the Ship Inspection Report Program (SIRE). This program was originally launched in 1993 to specifically address concerns about sub-standard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety.

The SIRE system is a very large database of up-to-date information about tankers. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both

OCIMF members, SIRE Program participants and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004.

Since its introduction, more than 170,000 inspection reports have been submitted to SIRE. Currently, there are over 22,500 reports on over 8,000 vessels for inspections that have been conducted in the last 12 months. On average, program recipients access the SIRE database at a rate of more than 8,000 reports per month.

The SIRE program requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire

•	Barges Inspection Questionnaire

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire

•	Barge Particulars Questionnaire

•	SIRE Enhanced Report Manager

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry.

SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for two years. SIRE inspection reports for our tankers are available on the database. SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, and oil, power, industrial or oil trader companies that charter tankers and barges as a normal part of their business. It is also available, free of charge, to governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g., port state control authorities, etc).

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. Repsol, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Exxon Mobil Corporation, Repsol and Petrobras, and have qualified to do business with them. For Exxon Mobil Corporation, we have been successfully vetted for oceangoing and coastal trade and for single operations. For Repsol, we have been successfully vetted for oceangoing trade. For Petrobras, we have been successfully vetted for oceangoing trade.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, we believe that our present insurance set of coverage is adequate and represents the average insurance level of any well-known maritime company. We contract with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed at Lloyd’s market.

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $5.4 billion for each accident or occurrence except for pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

Environmental Insurance for Port Activities

We maintain civil liability for environmental damage caused by certain port activities. Specifically concerning Uruguayan regulations applicable to Nueva Palmira dry plant, Uruguayan Decree No. 413/992 sets forth legal, administrative, technical, and economic requirements to be met by companies providing port services, in order to qualify as such within the ports of Uruguay. Said companies must maintain a civil liability insurance covering claims and damages caused to individuals or the environment due to their service providing activities.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our fleet are “loss of hire,” “off-hire,” “strikes” and “defense.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

Risk Management

Risk management in the river and ports logistics industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels and in our port facilities. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns.

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our liquid port (Petrosan), our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

Facilities

Other than our silos, land, terminals and vessels, we do not have any material property, plants or equipment.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•

Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. We pay an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.20 per ton transshipped. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement.

•

Our subsidiary Ponte Rio S.A. leases approximately 61 square meters at 107-108, Building 8 at the Zonamerica free trade zone in Montevideo, Uruguay pursuant to a lease agreement that expires in July 2012.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•

Our subsidiary Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile—Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2012.

•	Our subsidiary Mercopar Internacional S.A. leases approximately 220 square meters of space at Ygatimy 459 casi 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in July 2012.

•

Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2012.

•	Hidronave S.A. also leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801, Brazil, pursuant to a lease agreement that expires in April 2012.

•

Navegacion Guarani S.A. leases approximately 481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2016.

Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupé, San Antonio, Paraguay.

Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns the premises from which it operates in Buenos Aires, Argentina. This space is approximately 1,208 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma.

Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

MANAGEMENT

The following table sets forth information regarding our current directors and members of our senior management as of January 27, 2012:

Name	Age	Position
Angeliki Frangou	46	Chairman and Director
Claudio Pablo Lopez	53	Chief Executive Officer and Director
Carlos Augusto Lopez	50	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	54	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	52	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	35	Chief Financial Officer
George Achniotis	46	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	42	Executive Vice President—Legal
Efstratios Desypris	38	Senior Vice President—Strategic Planning
Anna Kalathakis	41	Senior Vice President—Legal Risk Management and Secretary

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Luis A. de Herrera 1248, World Trade Center, Torre B., Montevideo, Uruguay.

Angeliki Frangou has been our Chairman and a member of our board of directors since inception in December 2007. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board and executive director of Compania Naviera Horamar S.A. since December 2005. He is the president of Thalassa Energy S.A., a wholly owned subsidiary of ours, engaged in the fuel cabotage business in the Mercosur area. Mr. Lopez is the President of the Argentinean Ship-owners’ Tanker Association (CAENA) and a member of Paraguayan Ship-owners Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Ship-owners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of maritime law at the University of Belgrano and also a former adviser for the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association and a member of the Institute of Maritime Studies and the Iberoamerican Maritime Law Institute. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer—Shipping Division and Chief Operating Officer—Shipping Division, respectively, and members of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board of directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the board of Naviera Conosur S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinean Flag Shipowners Chamber (CARBA) and a member of the Argentinean-Paraguayan Chamber of Commerce. He is also a distinguished member of several organizations such as the Uruguayan-Argentinean Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP) and the Ethics Committee of the Argentinean Shipowners’ Tanker Association (CABBTA). Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the board of directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as operations manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as general manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings and Navios Logistics since 1989, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career.

Ioannis Karyotis has been our Chief Financial Officer since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

George Achniotis has been our Executive Vice President—Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a Director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. Navios Maritime Partners L.P., is a New York Stock Exchange listed limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in civil engineering from the University of Manchester.

Vasiliki Papaefthymiou has been Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011. He has been the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. Mr. Desypris has been the Chief Financial Controller of Navios Holdings since May 2006. Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Anna Kalathakis has been a member of our board of directors and Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Senior Vice President—Legal Risk Management of Navios Holdings since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Board of Directors and Committees

We are in the process of establishing an audit committee that will, among other things, be responsible for reviewing our external financial reporting, engaging our external auditors, approving all fees paid to auditors and overseeing our internal audit activities and procedures and the adequacy of our internal accounting controls.

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.1 million for the year ended December 31, 2010 and $1.0 million for the year ended December 31, 2009. See “Certain Relationships and Related Party Transactions.”

Directors’ Compensation

We are in the process of determining an appropriate compensation package for our non-employee directors.

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the beneficial ownership of our common stock by:

•	each person or group who is known to us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each director and named executive officer; and

•	all directors and executive officers as a group.

Percentage of beneficial ownership prior to this exchange offer is based on 20,000 shares of common stock. No shares of Class B Common Stock are outstanding prior to the consummation of this exchange offer. Following this exchange offer, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Certain Relationships and Related Party Transactions– Shareholders’ Agreement.” Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the shares listed.

The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares of capital stock as to which the person has or shares voting or investment power (including the power to dispose).

	Shares Beneficially Owned Prior to the Exchange Offer (1) (2)			Shares Beneficially Owned After the Exchange Offer (1) (2)
Name of Beneficial Owner	Number of Shares of Common Stock/Class B Stock Beneficially Owned	Percentage of Common Stock/Class B Common Stock	Percentage of Voting Power	Number of Shares of Common Stock/ Class B Stock Beneficially Owned	Percentage of Common Stock/Class B Common Stock	Percentage of Voting Power
Navios Maritime Holdings Inc. (1)	12,765	63.8%	63.8%		%	%

Aklindur, S.A. (2)	7,235	36.2%	36.2%		%	%

Angeliki Frangou	—	—	—		%	%

Claudio Pablo Lopez	—	—	—		%	%

Carlos Augusto Lopez	—	—	—		%	%

Horacio Enrique Lopez	—	—	—		%	%

Ruben Martinez Baeza	—	—	—		%	%

Ioannis Karyotis	—	—	—		%	%

George Achniotis	—	—	—		%	%

Vasiliki Papaefthymiou	—	—	—		%	%

Efstratios Desypris	—	—	—		%	%

Anna Kalathakis	—	—	—		%	%

All directors and executive officers as a group (11 persons in total)	—	—	—		%	%

(1) Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings are: (i) Angeliki Frangou (23.7%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) and (ii) FMR LLC (6.7%). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(2) Aklindur, S.A. (“Aklindur”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Grandall Investments S.A., a Panama corporation (the record holder of such shares) (“Grandall”). Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, beneficially owns 25% of Aklindur and acts as the administrator of the estate of his father, Horacio A. Lopez, which estate beneficially owns 25% of the voting stock of Aklindur. As administrator, Claudio Pablo Lopez has the power to vote the shares held by the estate of his father. Carlos Augusto Lopez and Horacio Enrique Lopez, the brothers of Claudio Pablo Lopez, each beneficially own 25% of the voting stock of Aklindur. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Aklindur. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Aklindur owned by either of the other brothers. Claudio Pablo Lopez (except as described above), Carlos Augusto Lopez and Horacio Enrique Lopez expressly disclaim beneficial ownership in the shares held by the estate of their father.

Grandall has entered into a Shareholders’ Agreement with us and Navios Holdings, which includes an agreement that each of Grandall and Navios Holdings will not, without the other party’s prior written consent, dispose (directly or indirectly) of any shares of our common stock for one year following the date we become a reporting company under the Exchange Act. For a more detailed discussion of the Shareholders’ Agreement, see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, the Shareholders’ Agreement will be terminated effective as of the date we become a reporting company under the Exchange Act (the “effective date”). The parties to the amendment agreed that, as of the effective date:

•	the board of directors shall be divided into three classes, with each class to serve for a three-year period. In addition;

•	a super-voting Class B Common Stock shall be created which shall have 10 votes per common share (as opposed to one vote per common share);

•	Navios Holdings will exchange its common stock for shares of Class B Common Stock; and

•	blank check preferred stock may be issued with the vote of a majority of the then members of our board of directors who are not affiliated with Navios Corporation;

Pursuant to the amendment, during the period commencing on the effective date and ending on the first anniversary of the effective date (the “lock-up termination date”), each of Navios Holdings and Grandall Investments S.A. will not, without the prior written consent of the other, (i) lend, offer, pledge, sell or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of common stock. The foregoing provision will only be applicable to restrict Grandall Investments S.A. until the earlier of the lock-up termination date or the date on which Angeliki Frangou is no longer the largest beneficial owner of common stock of Navios Holdings.

In addition, the amendment to the Shareholders’ Agreement provides that (i) in the event that Navios Holdings transfers any shares of the Class B Common Stock to any person or entity, other than its affiliates, such transferred Class B Common Stock will automatically convert into shares of common stock, in accordance with our Amended and Restated Articles of Incorporation, and (ii) the shares of Class B Common Stock will automatically convert, in accordance with our Amended and Restated Articles of Incorporation, into shares of common stock if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock.

As a result of the exchange of its common stock for Class B Common Stock, it is anticipated that Navios Holdings would control up to approximately 97% of the voting power following the effective date, which would be significantly more than its economic interest in us.

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings (the “Manager”), pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.

The administrative services will include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary for the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•

client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services (including allocation of time for employees performing services on our behalf) within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or wilful misconduct of the Manager or its employees or agents.

Payments made or other consideration provided in connection with all continuing transactions between us and Navios Holdings will be on a basis arrived at by the parties as though they had been bargained for at an arm’s-length basis. Such determination is based on our understanding of the industry, comparable transactions by competitors and guidance from experienced consultants. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the nine month period ended September 30, 2011 amounted to $0.3 million ($0 for the nine month period ended September 30, 2010).

Related Party Transactions

At September 30, 2011 and 2010, the balance payable to related parties, was as follows:

	September 30, 2011	September 30, 2010
	(in thousands of U.S. dollars)
Navios Holdings	$692	$154

At December 31, 2010, 2009 and 2008, the balance receivable from related parties, were as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	(in thousands of U.S. dollars)
Navios Holdings	$—	$—	110

At December 31, 2010, 2009 and 2008, the balance payable to related parties, was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	(in thousands of U.S. dollars)
Navios Holdings	$155	$94	70

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

As more fully described below, we rent barges and pushboats and pay expenses for lodging at companies indirectly owned by certain of our directors and officers. In relation to these transactions, amounts payable to other related parties amounted to $0.4 million as of September 30, 2011 ($0.3 million in December 31, 2010) and rent expense for the nine month period ended September 30, 2011 amounted to $1.6 million ($1.6 million in the same period of 2010) and rent expense for the year ended December 31, 2010, amounted to $2.2 million ($2.1 million in 2009 and $2.2 million in 2008).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1.5 million and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of our directors and officers, including Claudio Pablo Lopez, our Chief Executive Officer, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the nine month periods ended September 30, 2011 and 2010.

General & administrative expenses: On April 12, 2011, we entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings will provide certain administrative management services to us. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the nine month period ended September 30, 2011 amounted to $0.3 million ($0 for the nine month period ended September 30, 2010).

We believe that the transactions discussed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired in December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2010 ($0.9 million both in 2009 and in 2008) and $0.7 million for the nine month period ended September 30, 2011 ($0.7 million for the same period in 2010).

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued the $200,000,000 of outstanding notes that are subject to this exchange offer on April 12, 2011 in transactions exempt from registration under the Securities Act. In connection with the issuance and sale, we and the guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes. In the registration rights agreement we and the guarantors agreed to, among other things

•	file the Exchange Offer Registration Statement with the SEC not later than 270 days after the date of original issuance of the outstanding notes;

•

use our commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC not later than 365 days after the date of original issuance of the outstanding notes;

•	use our commercially reasonable efforts to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer;

•	keep the Exchange Offer open for acceptance for a period of not less than 20 business days; and

•	use our commercially reasonable efforts to cause the Exchange Offer to be consummated not later than 400 days after the date of original issuance of the outstanding notes.

If:

•

we are not permitted to file the Exchange Offer Registration Statement or to consummate the Exchange Offer because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC;

•

for any other reason the Exchange Offer Registration Statement is not declared effective on or prior to the 365th day after the date of original issuance of the outstanding notes, or the Exchange Offer is not consummated on or prior to the 400th day after the date of original issuance of the outstanding notes (unless the Exchange Offer is subsequently consummated);

•	any initial purchaser that holds notes so requests; or

•	any holder of notes is not permitted to participate in the Exchange Offer or does not receive fully tradeable Exchange Notes pursuant to the Exchange Offer;

we agree to file with the SEC a shelf registration statement (the “Shelf Registration Statement”) to cover resale of the Registrable Securities (as defined in the Registration Rights Agreement) by the holders thereof. We will use our commercially reasonable efforts to cause the applicable registration statement to be declared effective within the time periods specified in the Registration Rights Agreement. We will use our commercially reasonable efforts to keep such Shelf Registration Statement continuously effective, supplemented and amended until the first anniversary of the effective date of the Shelf Registration Statement or such shorter period that will terminate when all the registrable securities covered by the Shelf Registration Statement have been sold pursuant thereto or cease to be outstanding.

If (i) the Exchange Offer Registration Statement is not filed with the SEC on or prior to the 270th day after the date of original issuance of the outstanding notes, (ii) the Exchange Offer Registration Statement has not been declared effective on or prior to the 365th day after the date of original issuance of the outstanding notes, or (iii) the Exchange Offer is not consummated on or prior to the 400th day after the date of original issuance of the outstanding notes or the (iv) Shelf Registration Statement is not declared effective within the time periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iv) above, a “Registration Default”), the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof) while a Registration Default is continuing up to a maximum of 1.0% per annum. Following the cure of all Registration Defaults, the accrual of Additional Interest with respect to Registration Defaults will cease.

If the Shelf Registration Statement is not usable for any reason for more than 45 days in any consecutive 12-month period then, beginning on the 45th day that the Shelf Registration Statement ceases to be usable, subject to certain limited exceptions, the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof), up to a maximum amount of 1.0% per annum. Upon the Shelf Registration Statement once again becoming usable, the accrual of such Additional Interest will cease.

Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See “Risk Factors — Risks Relating to Our Indebtedness and the Notes — Your failure to tender outstanding notes in the exchange offer may affect their marketability.”

Effect of the Exchange Offer

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is acquiring the exchange notes in the ordinary course of its business;

•	the holder is not engaging in and does not intend to engage in a distribution of the exchange notes;

•	the holder does not have any arrangement or understanding with any person to participate in the exchange offer for the purpose of distributing the exchange notes; and

•	the holder is not an “affiliate” of ours or any of the guarantors of the exchange notes, within the meaning of Rule 405 under the Securities Act.

However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

Each holder must furnish a written representation, at our request, that:

•	it is not an affiliate of us or, if an affiliate, that it will comply with registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer; and

•	it is acquiring the exchange notes in the ordinary course of its business.

Each holder who cannot make such representations:

•	will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver this prospectus in connection with any resale of such notes issued in the exchange offer. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$1,000 principal amount of exchange notes in exchange for each U.S.$1,000 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in a minimum principal amount of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof.

The exchange notes will be substantially identical to the outstanding notes, except that:

•	the offering of the exchange notes has been registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions; and

•	the exchange notes will be issued free of any covenants regarding registration rights and free of any provision for additional interest.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see “Description of Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, we have an aggregate of U.S.$200,000,000 principal amount of outstanding notes.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters’ rights under law or under the indenture in connection with the exchange offer. Outstanding notes that are not tendered will remain outstanding and continue to accrue interest, but will not retain any rights under the registration rights agreement (except in the case of the Initial Purchasers and Participating Broker-Dealers as provided herein);.

We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions.” All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.

If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

We are not making, nor is our Board of Directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on , 2012 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Conditions” have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes

Any outstanding notes not tendered or accepted for exchange will continue to accrue interest at the rate of 91/4% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 91/4% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the date of original issuance of the outstanding notes. Interest on the exchange notes and any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2011.

Procedures for Tendering

Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date. In addition, either:

•

the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at The Depository Trust Company (“DTC”), or the depositary, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under “— Conditions,” to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange notes in the exchange offer in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the exchange notes;

•

it is not participating, does not intend to participate, and has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes; and

•

it is not an “affiliate” of ours or any of the guarantors of the exchange notes, within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under “— Exchange Agent,” before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

All references in this prospectus to deposit or delivery of outstanding notes shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•

before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•

the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “— Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Any outstanding notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff;

•	the outstanding notes are not tendered in accordance with the exchange offer;

•

you do not represent that you are acquiring the exchange notes in the ordinary course, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, of your business and that you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•

refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes; or

•

extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see “— Withdrawal of Tenders” above); or

•

waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “— Expiration Date; Extensions; Amendments.” If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer as required in our judgment by law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such extended period.

In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile:

WELLS FARGO BANK, N.A. 12th Floor — Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479	(For Eligible Institutions only): fax. (612) 667-6282 Attn. Bondholder Communications

For Information or Confirmation by

Telephone: (800) 344-5128, Option 0

Attn. Bondholder Communications

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes for exchange notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Outstanding notes not exchanged pursuant to the exchange offer will continue to accrue interest at 91/4% % per annum, and the outstanding notes will otherwise remain outstanding in accordance with their terms.

In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the term “Company” refers only to Navios South American Logistics Inc. and not to any of its subsidiaries or affiliates and the term “Logistics Finance” refers only to Navios Logistics Finance (US) Inc. and not to any of its subsidiaries or affiliates. References here to the “Co-Issuers” are to the Company and Logistics Finance as joint and several co-issuers of the notes.

The 9 1/4% Senior Notes due 2019 were issued (the “Outstanding Notes”) and the exchange notes will be issued under an indenture dated April 12, 2011, among the Co-Issuers, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and, following the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), when the notes are registered under the Securities Act, those made part of the indenture by reference to the Trust Indenture Act. As used in this “Description of Notes,” except as otherwise specified or the context requires, the term “notes” means the exchange notes offered hereby and the Outstanding Notes.

Logistics Finance is a Delaware corporation and a Wholly Owned Restricted Subsidiary of the Company. Logistics Finance was formed solely for the purpose of serving as a co-issuer of the Company’s debt securities. Logistics Finance agreed to co-issue the notes as an accommodation to the Company, and received no remuneration for so acting. Logistics Finance will be capitalized only with a minimal amount of common equity. Other than as a Co-Issuer of the notes, Logistics Finance does not have (and is not permitted to have) any assets (other than its equity capital), operations, revenues, debt or obligations (other than as a Co-Issuer of the notes and a co-obligor or guarantor of other indebtedness permitted to be incurred by the terms of the indenture). As a result, prospective purchasers of the notes should not expect Logistics Finance to participate in servicing the interest and principal obligations on the notes.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture and the Registration Rights Agreement are available as set forth below under “—Additional Information.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes are:

•	general joint and several senior unsecured obligations of the Co-Issuers;

•	effectively subordinated to all existing and future secured obligations of the Co-Issuers to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of the Co-Issuers that are not, by their terms, expressly subordinated in right of payment to the notes; and

•	senior in right of payment to all existing and future obligations of the Co-Issuers that are, by their terms, expressly subordinated in right of payment to the notes.

The notes are guaranteed by all existing Wholly Owned Restricted Subsidiaries of the Company (other than Logistics Finance) and by certain future Wholly Owned Restricted Subsidiaries of the Co-Issuers as described below under “—Certain Covenants—Subsidiary Guarantees.”

Each Guarantee is:

•	a general senior unsecured obligation of the applicable Guarantor;

•	effectively subordinated to all existing and future secured obligations of such Guarantor to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of such Guarantor that are not, by their terms, expressly subordinated in right of payment to such Guarantee; and

•	senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee.

Secured creditors of the Co-Issuers or the Guarantors will have a claim on the assets that secure the obligations of the Co-Issuers or the Guarantors to such creditors prior to claims of holders of the notes and Guarantees against those assets.

At September 30, 2011, Navios South American Logistics Inc. and the subsidiary guarantors had approximately $231.3 million in aggregate principal amount of debt outstanding, and the non-guarantor Subsidiary had approximately $0.7 million of indebtedness outstanding, which is structurally senior to the exchange notes. The Co-Issuers and the Restricted Subsidiaries will be permitted to incur additional Indebtedness, including secured Indebtedness, subject to the limitations described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and, in the case of secured Indebtedness, “—Certain Covenants—Liens.” The non-guarantor Subsidiary, Hidronave S.A., accounted for approximately $1.6 million, or 1.0%, of total revenue, and approximately $0.5 million, or 2.1%, of total EBITDA, in each case for the nine month period ended September 30, 2011, and approximately $3.2 million, or 0.5%, of total assets and approximately $1.8 million, or 0.6%, of total liabilities, in each case as of September 30, 2011, and approximately $2.1 million, or 1.6%, of total revenue and approximately $0.02 million, or 0.1%, of total EBITDA, in each case for the year ended December 31, 2010, and approximately $3.9 million, or 0.7%, of total assets and approximately $3.1 million, or 1.4%, of total liabilities, in each case as of December 31, 2010.

As of the Issue Date, all of the Company’s Subsidiaries (including Logistics Finance) will be “Restricted Subsidiaries.” Under the circumstances described below under “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate Subsidiaries (other than Logistics Finance) as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be Guarantors and will not be subject to the restrictive covenants in the indenture, but transactions between the Company and/or any of its Restricted Subsidiaries, on the one hand, and any of the Unrestricted Subsidiaries, on the other hand, will be subject to certain restrictive covenants. See “—Certain Covenants—Restricted Payments.”

The Company’s Unrestricted Subsidiaries and any Securitization Subsidiary will not guarantee the notes. The notes will be structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Company’s Unrestricted Subsidiaries and non-Guarantor Restricted Subsidiaries. The guarantees of the notes may be released under certain circumstances. See “—Certain Covenants—Subsidiary Guarantees.”

Principal, Maturity and Interest

In the initial offering, the Co-Issuers issued $200.0 million in aggregate principal amount of notes. The indenture provides that the Co-Issuers may issue additional notes from time to time after the offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Co-Issuers will issue the notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on April 15, 2019.

Interest on the notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2011. Interest on overdue principal and interest and Additional Interest, if any, will accrue at the then applicable interest rate on the notes. The Co-Issuers will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made by the Co-Issuers under or with respect to the notes or by a Guarantor under or with respect to its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which a Co-Issuer or any Guarantor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless such Co-Issuer or Guarantor is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof. If a Co-Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the notes or the Guarantee of such Guarantor, the Co-Issuers or the relevant Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax:

(1)	that would not have been imposed, payable or due but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the notes or enforcement of rights under such note or under a Guarantee or the receipt of payments in respect of such note or a Guarantee;

(2)	that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Co-Issuers have delivered a request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3)	that would not have been imposed, payable or due if the presentation of notes (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

(4)	subject to the last paragraph of this section, that is an estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

(5)	as a result of a combination of the foregoing.

In addition, Additional Amounts will not be payable if, had the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes been the holder of the notes, such beneficial owner would not have been entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under or in respect of the notes or any Guarantee.

Whenever in the indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under or with respect to any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Co-Issuers will provide the trustee with documentation evidencing the payment of Additional Amounts.

The Co-Issuers and the Guarantors will pay any present or future stamp, court or documentary taxes, or any similar taxes, charges or levies which arise in any Relevant Taxing Jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of, the notes or any Guarantee.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Co-Issuers, the Co-Issuers will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions so long as such holder holds at least $100,000 aggregate principal amount of notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the United States unless the Co-Issuers elect to make interest payments by check mailed to the holders of notes at their respective addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Co-Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar other than in connection with the discharge or defeasance provisions of the indenture.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Co-Issuers are not required to transfer or exchange any note selected for redemption. Also, the Co-Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The Guarantors will jointly and severally, fully and unconditionally, guarantee the Co-Issuers’ Obligations under the notes. The subsidiary Guarantees are full and unconditional except that the indenture provides for an individual subsidiary’s Guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the Subsidiary, in connection with the sale of a majority of the Capital Stock of the Subsidiary, if the Subsidiary is designated as an Unrestricted Subsidiary in accordance with the indenture, upon liquidation or dissolution of the Subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law.

Optional Redemption

On or after April 15, 2014, the Co-Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to (but excluding) the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2014	106.938%
2015	104.625%
2016	102.313%
2017 and thereafter	100.000%

Prior to April 15, 2014, the Co-Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:

(a)	100% of the principal amount of the notes to be redeemed, plus

(b)	the Applicable Premium,

plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).

The Co-Issuers and their affiliates may acquire notes by means other than a redemption, whether pursuant to a tender offer, exchange offer, open market purchase, negotiated transaction or otherwise, upon such terms and at such prices as the Co-Issuers or their affiliates may determine, which may be more or less than the consideration for which the notes offered hereby are being sold and could be for cash or other consideration, so long as such acquisition does not otherwise violate the terms of the indenture.

Redemption with Proceeds of Equity Offerings

At any time prior to April 15, 2014, the Co-Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.25% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to (but excluding) the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by the Co-Issuers and their Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	such redemption occurs not more than 180 days after the date of the closing of the relevant Equity Offering.

Redemption for Changes in Withholding Taxes

In addition, the Co-Issuers may, at their option, redeem all (but not less than all) of the notes then outstanding at 100% of the principal amount of the notes, plus accrued and unpaid interest and Additional Amounts, if any, to the date of redemption, if the Co-Issuers have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes, any Additional Amounts as a result of any change in law (including any regulations promulgated thereunder) or in the official interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date. Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such change.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate;

provided that if a partial redemption is made pursuant to the provisions described under “—Redemption with Proceeds of Equity Offerings,” selection of the notes or portions thereof for redemption shall be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be delivered electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of any optional redemption may not be conditional on our part; provided that any notice of optional redemption in connection with an Equity Offering as described “Redemption with Proceeds of Equity Offerings” above may be given prior to the completion thereof, and any such redemption or notice may, at the Co-Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of such Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest, if any, cease to accrue on notes or portions of them called for redemption, unless the Co-Issuers default in the payment of the redemption price.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Co-Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Co-Issuers will offer a payment in cash (“Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control or, at the Co-Issuers’ option, prior to such Change of Control but after it is publicly announced, the Co-Issuers will deliver electronically or mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the change of control payment date specified in the notice (the “Change of Control Payment Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is electronically delivered or mailed, other than as may be required by law, pursuant to the procedures required by the indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control.

The Co-Issuers will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Co-Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Co-Issuers will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Co-Issuers.

The paying agent will promptly mail or pay by wire transfer to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Co-Issuers will inform the holders of the notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The provisions described above that require the Co-Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” is applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Co-Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Co-Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Co-Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given in respect of all of the notes then outstanding pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of “all or substantially all” of the properties or assets of the Co-Issuers and the Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Co-Issuers to repurchase their notes as a result of a sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of less than all of the assets of the Co-Issuers and the Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

The Change of Control purchase feature is a result of negotiations between the initial purchasers and the Co-Issuers. The Co-Issuers have no present intention to enter into a transaction involving a change of control, although they could do so in the future. Although the existence of a holder’s right to require the Co-Issuers to repurchase the notes in respect of a Change of Control may deter a third party from acquiring the Co-Issuers in a transaction that constitutes a Change of Control, the provisions of the indenture relating to a Change of Control in and of themselves may not afford holders of notes protection in the event of a highly leveraged transactions, reorganization, recapitalization, restructuring, merger or similar transaction involving the Co-Issuers that may adversely affect holders, if such transaction is not the type of transaction included within the definition of a Change of Control. Holders may not be entitled to require the Co-Issuers to repurchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where the board of directors initially opposed dissident slate of directors but approves them later as continuing directors.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (for the avoidance of doubt, the Fair Market Value may be determined at the time a contract is entered into for an Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any Indebtedness or other liabilities, as shown on the Company’s most recent consolidated balance sheet or the notes thereto, of the Company or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c)	the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Company or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels and Related Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Company or (iii) a combination of (i) and (ii); and

(d)	any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets of the Company at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days (subject to extensions as provided in the immediately succeeding paragraph) after the receipt of any Net Proceeds from an Asset Sale, the Company or any of its Restricted Subsidiaries shall apply such Net Proceeds to:

(1)	repay or prepay any and all obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Company;

(3)	make a capital expenditure;

(4)	acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);

(5)	make an Asset Sale Offer (and purchase or redeem other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets) in accordance with the provisions described below and in the indenture; and/or

(6)	any combination of the transactions permitted by the foregoing clauses (1) through (5).

A (A) binding contract to apply Net Proceeds in accordance with clauses (2) through (4) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Construction Contract or any Exercised Purchase Option Contract (including any outstanding Purchase Option Contract exercised during the 365-day period referenced in clause (B) above), the date of expiration or termination of such Construction Contract or Exercised Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Company (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (1) through (6) above on or before the Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.

Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Co-Issuers will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 100% of principal amount of the notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase, and will be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, those Excess Proceeds may be used for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness described above tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the Company or the agent for such other pari passu Indebtedness will select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero. The Co-Issuers may elect to satisfy their obligations to make an Asset Sale Offer prior to the expiration of the relevant period or with respect to Excess Proceeds of $15.0 million or less.

The Co-Issuers will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Co-Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

General

Certain of the Company’s current or future Credit Facilities may contain prohibitions on the ability of the Company and its Subsidiaries to voluntarily repurchase, redeem or prepay certain of their Indebtedness, including the notes, and limitations on the ability of the Company and its Subsidiaries to engage in Asset Sales and may provide that any Change of Control under the indenture governing the notes constitutes an event of default under the Credit Facilities. Additionally, future agreements may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company and its Subsidiaries. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its other lenders to the purchase of notes or could attempt to refinance, repay or replace the borrowings that contain such prohibition and enter into new credit facilities without such prohibition. If the Company does not obtain a consent or refinance, repay or replace those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes and our Indebtedness—We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.”

Certain Covenants

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any shares of Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period; provided, further, that (i) Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or issue Disqualified Stock or preferred stock if, after giving pro forma effect to such incurrence or issuance (including pro forma application of the net proceeds therefrom) more than $25.0 million in the aggregate of Indebtedness, Disqualified Stock and preferred stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and (ii) Logistics Finance may incur Indebtedness in connection with serving as a co-obligor or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary that is otherwise permitted by this covenant.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Co-Issuers or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $80.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence of the notes on the Issue Date, the Guarantees and the exchange notes to be issued pursuant to the registration rights agreement;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money or other obligations, in each case, incurred for the purpose of acquiring assets or a business that is a Permitted Business or financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment (including, without limitation, Vessels and Related Assets) used in the business of the Company or any of its Restricted Subsidiaries, and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $30.0 million and (B) 5.0% of Total Assets;

(5)	Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels or Vessel Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or a taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6)	Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may reasonably expected to be recoverable from insurance on such Vessels;

(7)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (5), (6), (7) or (14) of this paragraph;

(8)	the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11)	the guarantee by a Co-Issuer or any Guarantor of Indebtedness of a Co-Issuer or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(13)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14)	Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

(15)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16)	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

(18)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed the greater of (A) $30.0 million and (B) 5.0% of Total Assets.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this covenant. Indebtedness under any Credit Facilities (including the Credit Agreement but excluding the Navios Holdings Loan Facility) outstanding or committed to on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (2) above (whether or not outstanding on such date) but thereafter may be reclassified in any manner that complies with this covenant.

The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

For purposes of determining compliance with this covenant, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this covenant, the amount outstanding under any U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving Indebtedness; provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, such refinancing shall be calculated at the relevant currency exchange rate in effect on the date of the initial incurrence of Indebtedness in respect thereof (which may reflect multiple refinancings in which case the time of incurrence of the initial Indebtedness shall be applicable), so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced plus any costs or premiums incurred in connection with such refinancing.

Notwithstanding anything to the contrary in this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, a Restricted Subsidiary that is formed or organized under the laws of the Republic of Paraguay shall not be permitted to directly incur Indebtedness in excess of $20.0 million at any one time outstanding which, to the knowledge of the Company or such Restricted Subsidiary, is or would be initially owed to a resident of the Republic of Paraguay. For clarity purposes, the foregoing provision will not limit the ability of such Restricted Subsidiary to guarantee any Indebtedness that is otherwise permitted by this covenant.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of the Company or any direct or indirect parent of the Company;

(iii)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(iv)	make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (14) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2011 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the Issue Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c)	to the extent that any Restricted Investment that was made after the Issue Date is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Issue Date or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets to the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus

(e)	any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4)	the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed

(A)	the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement will not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph), plus

(B)	the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the Issue Date;

provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6)	cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under the covenant entitled “—Repurchases at the Option of Holders—Change of Control” or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds set forth under the covenant entitled “—Repurchases at the Option of Holders—Asset Sale” to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12)	payments pursuant to clause (7) of the covenant described under “—Transactions with Affiliates”;

(13)	so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the consummation of the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S/F-4 or Form S-8, or any successor Form; and

(14)	other Restricted Payments in an aggregate amount not to exceed $20.0 million since the Issue Date.

The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this covenant or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of “Permitted Investments,” the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant or of the definition of “Permitted Investment.”

Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).

Any Lien created for the benefit of the holders of the notes pursuant to the first paragraph above shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect or committed to on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)	the indenture, the notes and the Guarantees;

(3)	applicable law, rule, regulation or order or governmental or other license, permit or concession;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

(6)	purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens and agreements related thereto that were permitted to be incurred under the provisions of the indenture described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(12)	customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

(13)	provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14)	Indebtedness of a Co-Issuer or Restricted Subsidiary incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (i) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the holders of the notes than the encumbrances and restrictions contained in the indenture or that may be contained in any Credit Agreement in accordance with this covenant or (ii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not adversely affect in any material respect the Company’s ability to make principal or interest payments on the notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

(15)	Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, with such determination to be made at the time such Affiliate Transaction is entered into or agreed to; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions (i) involving aggregate consideration in excess of $50.0 million or (ii) as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of Qualified Equity Interests of the Company (other than Designated Preferred Stock) to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Company (other than Designated Preferred Stock), which rights have been approved by the Board of Directors of the Company;

(5)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Investments consisting of Permitted Investments;

(6)	transactions effected as part of a Qualified Securitization Transaction;

(7)	the performance of obligations of the Company or any Restricted Subsidiary under the terms of the Shareholders Agreement and the Administrative Services Agreement, each as in effect as of or on the Issue Date, and any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) or in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date; and

(8)	the performance of obligations of the Company or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the Issue Date (other than the Shareholders Agreement or the Administrative Services Agreement) or any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) or in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date.

Merger, Consolidation or Sale of Assets

(a)	The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3)	either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(b)	The Company will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving Person) unless:

(1)	subject to the Guarantee release provisions described below, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Guarantee of such Guarantor, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; and

(2)	immediately after such transaction, no Default or Event of Default exists.

(c)	This “Merger, Consolidation or Sale of Assets” covenant will not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this “Merger, Consolidation or Sale of Assets” will prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Subsidiary (other than Logistics Finance or any other Subsidiary that is at such time a co-issuer of the notes) to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

Subsidiary Guarantees

If the Company or any of its Restricted Subsidiaries acquires, creates, transfers assets to or otherwise invests in a Wholly Owned Restricted Subsidiary or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary and such Restricted Subsidiary is a Wholly Owned Restricted Subsidiary (other than, in each case, (i) any Wholly Owned Restricted Subsidiary if the net book value of the total assets of such Wholly Owned Restricted Subsidiary, when taken together with the net book value of the total assets of all other Wholly Owned Restricted Subsidiaries that are not Guarantors as of such date, does not exceed $20.0 million, (ii) a Wholly Owned Restricted Subsidiary that is a Securitization Subsidiary or is Logistics Finance (or any other Subsidiary that is at such time a co-issuer of the notes or (iii) any Wholly Owned Restricted Subsidiary if the laws of the jurisdiction of incorporation or formation of such Wholly Owned Restricted Subsidiary prohibit the issuance of such guarantee for the benefit of the notes)) then such Wholly Owned Restricted Subsidiary shall become a Guarantor and shall, within 45 business days of the date of such acquisition, creation, transfer of assets, investment in or redesignation:

(1)	execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Wholly Owned Restricted Subsidiary shall unconditionally guarantee all of the Co-Issuers’ obligations under the notes and the indenture on the terms set forth in the indenture; and

(2)	deliver to the trustee one or more opinions of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Wholly Owned Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Wholly Owned Restricted Subsidiary, subject to customary exceptions.

Thereafter, such Wholly Owned Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

In addition, (i) to the extent that the collective net book value of the total assets of the Company’s non-Guarantor Wholly Owned Restricted Subsidiaries, as of the date of the acquisition, creation, transfer of assets to, investment in or redesignation of a non-Guarantor Wholly Owned Restricted Subsidiary, exceeds $20.0 million, then, within 45 business days of such date, the Company shall cause one or more of such non-Guarantor Wholly Owned Restricted Subsidiaries to similarly execute a supplemental indenture (and deliver the related opinions of counsel), described above, pursuant to which such Wholly Owned Restricted Subsidiary or Wholly Owned Restricted Subsidiaries shall unconditionally guarantee all of the Company’s obligations under the notes and the indenture, in each case, such that the collective net book value of the total assets of all remaining non-Guarantor Wholly Owned Restricted Subsidiaries does not exceed $20.0 million and (ii) the Company may, at its option, cause any other Restricted Subsidiary of the Company to guarantee its obligations under the notes and the indenture and enter into a supplemental indenture with respect thereto.

The Guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” or “Transactions with Affiliates” provisions of the indenture;

(2)	in connection with any sale or other disposition of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if (x) such Guarantor would no longer constitute a “Subsidiary” under the indenture and (y) the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)	upon liquidation or dissolution of such Guarantor;

(5)	in the case of a Guarantor that is not a Wholly Owned Restricted Subsidiary that has voluntarily issued a Guarantee of the notes, upon notice to the trustee by the Company of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if (x) the Company would be permitted to make an Investment in such Restricted Subsidiary at the time of such release equal to the Fair Market Value of the Investment of the Company and its other Restricted Subsidiaries in such Guarantor as either a Permitted Investment or pursuant to the covenant described under “—Restricted Payments” and (y) all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under the indenture at the time its Guarantee is released; and

(6)	upon legal or covenant defeasance or satisfaction and discharge of the notes as provided below under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

The form of the Guarantee is attached as an exhibit to the indenture.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on Business Activities of Logistics Finance

The indenture provides that Logistics Finance (and any other Subsidiary that may in the future act as a co-issuer of the notes) will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of the Equity Interest to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary, including the notes, that is permitted to be incurred by the Company or any Restricted Subsidiary under the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and activities incidental thereto. The indenture also provides that for so long as the Company or any successor obligor under the notes is a Person that is not incorporated in the United States of America, any State of the United States or the District of Columbia there will be a co-issuer of the notes that is a Wholly Owned Restricted Subsidiary of the Company and that is a corporation organized and incorporated in the United States of America, any State of the United States or the District of Columbia.

Reports

Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as the notes are outstanding:

(1)	within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2)	within 150 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3)	at or prior to such times as would be required to be filed or furnished to the Commission if the Company was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Company would have been required pursuant thereto;

provided, however, that to the extent that the Company ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as any notes are outstanding, within 60 days of the respective dates on which the Company would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act; and, provided, further, that prior to the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement relating to the notes, such reports will not be required to contain any officers’ certificates or the separate financial information for Guarantors that would be required under Rule 3-10 of Regulation S-X promulgated by the Commission, provided, however, that in lieu thereof the Company will provide the summary information concerning revenues, EBITDA, assets and liabilities in a manner consistent in all material respects with that set forth under “Summary—The Offering” in this propsectus for the period(s) covered by each such report.

In addition, following the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, whether or not required by the rules and regulations of the Commission, the Company will electronically file or furnish, as the case may be, a copy of all such information and reports that it would be required to file as a foreign private issuer with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing with respect to periods after the Exchange Offer or the effectiveness of a Shelf Registration Statement) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished, in compliance with this covenant, such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if the Company has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default by a Co-Issuer or any Guarantor for 30 consecutive days in the payment when due and payable of interest on, or Additional Interest, if any, with respect to, the notes;

(2)	default by a Co-Issuer or any Guarantor in payment when due and payable of the principal of or premium, if any, on the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” after receipt by the Company or such Subsidiary, as applicable, of a written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “Notice of Default”) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes;

(4)	failure by Company or any of its Restricted Subsidiaries to comply with any other covenants in the indenture (other than any default described in clause (3) above) for 60 consecutive days after notice has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding specifying the default and demanding compliance with any of the other covenants in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6)	failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7)	except as permitted by the indenture including upon the permitted release of the Guarantee, any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to a Co-Issuer or any of the Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency specified in clause (8) with respect to a Co-Issuer, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee, by written notice to the Co-Issuers, or the holders of at least 25% in principal amount of the then outstanding notes, by written notice to the trustee and the Co-Issuers, may declare all the notes to be due and payable. Any notice from the trustee or noteholders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall become due and payable without further action or notice.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the outstanding notes have requested in writing the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a written direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

The Co-Issuers will be required to deliver to the trustee annually a written statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Co-Issuers will be required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, future or present director, officer, employee, incorporator, member, manager, agent or shareholder of a Co-Issuer or any Guarantor, as such, will have any liability for any obligations of the Co-Issuers or any Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

Legal Defeasance and Covenant Defeasance

The Co-Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”). Such Legal Defeasance means that the Co-Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Co-Issuers’ obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Co-Issuers’ and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, the Co-Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors released with respect to certain covenants (including all the covenants described in this description of notes and the obligation to make Asset Sale Offers and Change of Control Offers) in the indenture and may elect to cause the release of the Guarantees of the notes and all Liens securing the notes or the Guarantees (“Covenant Defeasance”) and thereafter any omission to comply with those covenants and such Guarantee and Lien releases will not, in each case, constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events (other than nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Co-Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Co-Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)

in the case of Legal Defeasance, the Co-Issuers must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that (a) the Co-Issuers have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Co-Issuers must deliver to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which either of the Co-Issuers or any of their Subsidiaries is a party or by which either of the Co-Issuers or any of their Subsidiaries are bound;

(6)	the Co-Issuers must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Co-Issuers with the intent of preferring the holders of notes over the other creditors of the Co-Issuers or any of their Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Co-Issuers or any of their Subsidiaries or others; and

(7)	the Co-Issuers must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation will become due and payable within one year under arrangements reasonably satisfactory to the trustee for the giving of a notice of redemption by the trustee in the name and at the expense of the Co-Issuers.

If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the notes when due, then the obligations of the Co-Issuers and the Guarantors under the indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Co-Issuers and thereafter repaid to the Co-Issuers or discharged from the trust, have been delivered to the trustee for cancellation; or

(b)

all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under “—Optional Redemption” and the Co-Issuers have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Event of Default has occurred and is continuing on the date of the deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit including the incurrence of liens in connection with such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, the indenture;

(3)	the Co-Issuers or any Guarantor has paid or caused to be paid all sums payable by them under the indenture; and

(4)	the Co-Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Co-Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes and the Guarantees may be amended or supplemented with the consent of the Co-Issuers and the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of the Co-Issuers and each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder to the extent permitted under the indenture):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (it being understood that this clause (2) does not apply to provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7)	waive a redemption payment with respect to any note (it being understood that this clause (7) does not apply to a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture;

(9)	in the event that the obligation to make a Change of Control Offer or an Asset Sale Offer has arisen, amend, change or modify in any material respect the obligation of the Company to make and consummate such Change of Control Offer or such Asset Sale Offer, as the case may be;

(10)	expressly subordinate in right of payment the notes or the Guarantees to any other Indebtedness of a Co-Issuer or any Guarantor; or

(11)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Co-Issuers, the Guarantors and the trustee may amend, waive, supplement or otherwise modify the indenture, the notes or the Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of a Co-Issuer’s or a Guarantor’s obligations to holders of notes and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of such Co-Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the notes or to release a Guarantee or a security interest under the notes or a Guarantee in accordance with the terms of the indenture;

(7)	to provide for the issuance of additional notes in accordance with the terms of the indenture;

(8)	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

(9)	to comply with the rules of any applicable securities depository;

(10)	to conform the text of the indenture, the Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended by the Co-Issuers (as demonstrated by an Officers’ Certificate) to be a substantially verbatim recitation of a provision of the indenture, the Guarantees or the notes;

(11)	to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the noteholders or surrender any rights or powers conferred upon the Company or any Restricted Subsidiary; or

(12)	to secure the notes.

Concerning the Trustee

If the trustee becomes a creditor of a Co-Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Navios South American Logistics Inc., Luis A. de Herrera, 1248, World Trade Center, Torre 13, Montevideo, Uruguay, Attention: Executive Vice President-Legal.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means (i) “Additional Interest” as defined in the Registration Rights Agreement with respect to the notes issued on the Issue Date and (ii) “Special Interest,” “Additional Interest,” “Liquidated Damages” or any similar term as such term is defined in any registration rights agreement with respect to additional notes issued after the Issue Date.

“Administrative Services Agreement” means the Administrative Services Agreement dated on or about the Issue Date between the Company and Navios Holdings, as such agreement may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “—Transactions with Affiliates” covenant.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to a note at any time, the greater of (1) 1.0% of the principal amount of such note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such note at April 15, 2014 plus (ii) all remaining interest payments due on such note through and including April 15, 2014 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from April 15, 2014 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such note on the Make-Whole Redemption Date.

“Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to April 15, 2014; provided, however, that if the period from the Make-Whole Redemption Date to April 15, 2014 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to April 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Appraised Value” means the fair market sale value as of a specified date of a specified Vessel that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined by an Independent Appraiser selected by the Company and, in the event such Independent Appraiser is not a Designated Appraiser, reasonably acceptable to the trustee.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Co-Issuers and their Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance by any of the Company’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2)	a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries;

(3)	an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(4)	the sale or other disposition of damaged, worn-out or obsolete assets;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	(i) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment and (ii) any issuance, sale, transfer or other disposition of Capital Stock of an Unrestricted Subsidiary;

(7)	sales of accounts receivable and inventory (other than Vessels and Related Assets) in the ordinary course of business for cash or Cash Equivalents and any charter-out of a Vessel or contract of affreightment entered into in the ordinary course of business;

(8)	a Permitted Asset Swap;

(9)	sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the Fair Market Value thereof including cash in an amount at least equal to 75% of the Fair Market Value thereof (for the purposes of this clause (9), Purchase Money Notes will be deemed to be cash); and

(10)	any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time; provided that, notwithstanding the foregoing, the holders of the Company’s warrants outstanding on the Issue Date shall not be deemed to beneficially own the underlying shares until such warrants have been exercised. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have correlative meanings.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.

“Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)	demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus and undivided profits in excess of US$500.0 million;

(4)	repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition;

(6)	local currency held by the Company or any of its Restricted Subsidiaries from time to time in the ordinary course of business; and

(7)	money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following events:

(1)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Company;

(2)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3)	(a) all or substantially all of the assets of the Company and the Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

(4)	the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

“Commission” means the U.S. Securities and Exchange Commission.

“Company” means Navios South American Logistics Inc., a Marshall Islands corporation.

“Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1)	Consolidated Net Income for such period; plus

(2)	the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a)	Fixed Charges;

(b)	provision for taxes based on income;

(c)	total depreciation expenses;

(d)	total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e)	other non-cash items reducing such Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); and

(f)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3)	the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (f) of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

“Consolidated Net Income” means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1)	any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;

(3)	the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period;

(4)

the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or is permitted to be, paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor or a Securitization

Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption “—Certain Covenants—Restricted Payments”;

(5)	any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6)	the cumulative effect of a change in accounting principles;

(7)	any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(8)	the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof; and

(9)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed);

provided, however, that (x) Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period and (y) Consolidated Net Income will be calculated without deducting the income attributed to, or adding the losses attributed to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary that is a Guarantor except to the extent of the dividends paid in cash (or convertible to cash) during such period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties.

“Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel or any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

“Credit Agreement” means that certain Facility Agreement to be entered into following the Issue Date among the Company and/or one or more Subsidiaries of the Company, as borrower, and Marfin Popular Bank Public Co. Ltd, as lender, as described in this Propsectus including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise), increased or refinanced (including by means of sales of debt securities to institutional investors) including by means of a Qualified Securitization Transaction in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).

“Credit Facilities” means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Co-Issuers and/or Subsidiaries of the Company as borrowers or guarantors thereunder).

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Appraiser” means any of Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore, English White Shipping LTD of London, Booth Shipping Co. Ltd of the United Kingdom, Maritime Management Solutions of Panama City and Deloitte LLP, Ernst & Young LLP and KPMG LLP; provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation executed by an authorized officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of the Company (other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an Officers’ Certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Restricted Payments” covenant and are not used for purposes of clause (b) of such clause (3).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, Uruguay, Brazil, Bolivia, Paraguay, Argentina, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance and sale by the Company of its Qualified Equity Interests.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercised Purchase Option Contract” means any Purchase Option Contract which has been exercised by the Company or a Restricted Subsidiary, obligating the Company or such Restricted Subsidiary to purchase such Vessel or any Related Assets, subject only to customary conditions precedent.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the Issue Date after giving effect to the issuance of the notes on the Issue Date and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities (including the Credit Agreement) in existence on the Issue Date, but excluding Indebtedness and undrawn commitments under the Navios Holdings Loan Facility.

“Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25.0 million, an officer of the Company and evidenced by an Officers’ Certificate delivered to the trustee and (ii) if the value of such property or asset equals or exceeds $25.0 million, the Board of Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels with a value that equals or exceeds $25.0 million (as determined by the Company in good faith), Fair Market Value shall be (I) based on the Appraised Value of such Vessel and (II) shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values, (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of “Permitted Liens,” such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith). The determination of Fair Market Value hereunder shall be made as of the relevant date of determination of compliance with the applicable covenant or covenants set forth therein or, if earlier, the date on which the Company or a Restricted Subsidiary shall have become contractually obligated to consummate the transaction requiring such determination.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months);

(7)	if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Company or such Restricted Subsidiary, then (a) if such Vessel is one of the 63 Vessels to be acquired with the proceeds of the notes offering (an “Identified Pending Vessel”), pro forma effect will be given to the extent provided in the next paragraph below or (b) if such Vessel is not an Identified Pending Vessel (an “Other Pending Vessel”) but (i) is scheduled to be delivered no later than 24 months (or 48 months in a case of a Vessel that is to be utilized in the Company’s cabotage business (a “Cabotage Vessel”)) from the date of such calculation of the Fixed Charge Coverage Ratio and (ii) has been chartered out to a third party that is not an Affiliate of the Company pursuant to either a bona fide time charter entered into on customary terms for time charters at the time (as determined in good faith by the Company) or a bona fide contract of affreightment entered into on customary terms for such agreements at the time (as determined in good faith by the Company) and in each case, which is binding on such third party and which has a fixed duration of not less than three years (or ten years in the case of a Cabotage Vessel) (each such Vessel that meets the requirement of prongs (i) and (ii) of this clause (7), a “Qualified Other Pending Vessel”), pro forma effect will be given to the extent provided in the next paragraph below; and

(8)	if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Related Asset in connection with the expansion of its port business which at the time of calculation of the Fixed Charge Coverage Ratio is being constructed on behalf of the Company or such Restricted Subsidiary and is scheduled to be completed no later than 36 months from the date of such calculation of the Fixed Charge Coverage Ratio and is the subject of a agreement with a third party that is not an Affiliate of the Company entered on customary terms for such agreements (as determined in good faith by the Company), which is binding on such third party and which has a fixed duration of not less than three years (each such Related Asset that meets the requirements of this clause (8), a “Qualified Related Asset”), pro forma effect will be given to the extent provided for in the next paragraph.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) other than in the case of an Other Pending Vessel, if a relevant Vessel is to be subject to a time charter-out or a contract of affreightment with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge or contract of affreightment Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out or a contract of affreightment (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (i)), (ii) other than in the case of an Other Pending Vessel, if a relevant Vessel is to be subject to a time charter-out or a contract of affreightment with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out or contract of affreightment (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (ii)), (iii) other than in the case of an Other Pending Vessel, if a relevant Vessel is not to be subject to a time charter-out or a contract of affreightment is under time charter-out or is subject to a contract of affreightment that is due to expire in six months or less or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel or is to be operated by the Company or any Restricted Subsidiary), then in each case apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings (losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person’s fleet in the most recent four quarter period (as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company) (in the case of an Identified Pending Vessel, such pro forma earnings (losses) shall be the Proportionate Amount of the pro forma earnings (losses) for such Identified Pending Vessel utilizing the methodology set forth in this clause (iii)) or (iv) if such Vessel is a Qualified Other Pending Vessel described in clause (7)(b) of the immediately preceding paragraph, include, to the extent that such Qualified Other Pending Vessel has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Qualified Other Pending Vessel was not deployed if such Qualified Other Pending Vessel has been deployed but not for the entire period) the Proportionate Amount of the pro forma earnings (losses) for such Qualified Other Pending Vessel based upon the contractual terms of such Vessel’s charter-out agreement or contract of affreightment applicable to the first twelve months following scheduled delivery of such Qualified Other Pending Vessel (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Qualified Other Pending Vessel has been deployed but for less then the entire period (with the actual earnings of such Qualified Other Pending Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow)). For purposes of this definition, whenever pro forma effect is to be given to the acquisition of a Qualified Related Asset described in clause (8) of the immediately preceding paragraph include, to the extent that such Qualified Related Asset has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been employed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Qualified Related Asset was not employed if such Qualified Related Asset has been employed but not for the entire period) the Proportionate Amount of the pro forma earnings (losses) for such Qualified Related Asset based upon the contractual terms of such Qualified Related Asset’s related third party agreement applicable to the first twelve months following scheduled acquisition of such Qualified Related Asset (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Qualified Related Asset has been employed but for less then the entire period (with the actual earnings of such Qualified Related Asset being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow)). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel or Qualified Related Assets, as the case may be, that has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) have been realized at the time such pro forma calculation is made or are reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be certified by the chief financial officer of the Company, provided that, in the case of adjustments pursuant to this clause (b), such adjustments will be set forth in a certificate signed by the Company’s chief financial officer which states in detail (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Company at the time of such execution. Any such certificate will be provided to the trustee if the Company or any Restricted Subsidiary incurs Indebtedness, issues Disqualified Stock or preferred stock, makes any Restricted Payment or consummates any transaction described under “—Certain Covenants—Merger, Consolidation or Asset Sale” necessitating the calculation of the Fixed Charge Coverage Ratio.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates (but for clarity purposes excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP) an and (y) excluding amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)	all dividends accrued or paid on any series of Disqualified Stock or Designated Preferred Stock of the Company or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

“Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date. For clarity purposes, in determining whether a lease is a capital lease or an operating lease and whether interest expense exists, such determination shall be made in accordance with GAAP as in effect on the date of the indenture.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Guarantor” means each Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

“Heirs” of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

“Indebtedness” of any Person at any date means, without duplication:

(1)	all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4)	all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;

(5)	all Capital Lease Obligations of such Person;

(6)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7)	all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis; provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8)	all Attributable Indebtedness;

(9)	to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10)	all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding clause (4) above, the obligation of the Company or any Restricted Subsidiary to pay the purchase price for an Exercised Purchase Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries shall not constitute “Indebtedness” under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

“Independent Appraiser” means a Person:

(1)	that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping and logistics industries or (b) if no Person described in clause (i) is at such time generally providing appraisals of vessels (as determined in good faith by the Company) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Company); and

(2)	who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain

Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means April 12, 2011, the date of the original issuance of the notes under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

“Logistics Finance” means Navios Logistics Finance (US) Inc., a Delaware corporation.

“Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

“Navios Holdings” means Navios Maritime Holdings Inc., a Marshall Islands corporation.

“Navios Holdings Loan Facility” means that certain credit loan agreement between Navios Holdings and the Company providing for up to $40.0 million of borrowings.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien incurred in compliance with the terms of the indenture on the asset or assets that were the subject of such Asset Sale, (d) amounts required to be paid to any Person (other than the Company or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale, (e) in the case of any Asset Sale by a Restricted Subsidiary that is not a Guarantor, payments to holders of Equity Interests in such Restricted Subsidiary (other than Equity Interests held by the Company or any of its Restricted Subsidiaries) to the extent that such payment is required to permit the distribution of proceeds of such Asset Sale in respect of Equity Interests in such Restricted Subsidiary held by the Company or any of its Restricted Subsidiaries and (f) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2)	as to which the lenders have been notified in writing or have contractually agreed that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

“Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.

“Officers’ Certificate” means a certificate signed by two Officers and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of the indenture. The counsel may be an employee of, or counsel to, the Co-Issuers or a Guarantor. Opinions of Counsel required to be delivered under the indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Co-Issuers or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.

“Permitted Asset Swap” means the exchange of property or assets of the Company or any Restricted Subsidiary for assets to be used by the Company or a Restricted Subsidiary in a Permitted Business.

“Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in this prospectus and the ownership or operation of Vessels and any activities within the ship owning and shipping and trading industries or any port or logistics business or any other business which is complementary, incidental, related or ancillary to any such activities, industries and businesses, including owning and/or operating or other activities in connection with barges, floating vessels or crafts, floating storage production units, storage tanks and terminals, salvage, port facilities and services, pipelines and, loading and discharging facilities and drying and conditioning facilities and equipment related thereto (including any investment in real estate in respect of the foregoing). For purposes hereof, the acquisition of loans and other third party debt obligations in connection with the acquisition or potential acquisition of Vessels or ports or related activities is a Permitted Business.

“Permitted Hedging Obligations” means at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes (all as determined by the Company on the date of entering into such Hedging Obligation). Forward Freight Agreements entered into by the Company in its good faith determination for the purpose of hedging available days against fluctuations in freight rates (as so determined by the Company on the date of entering into such Forward Freight Agreement) shall be deemed to have been entered into not for speculative purposes and shall qualify as “Permitted Hedging Obligations” for all purposes under the indenture.

“Permitted Holders” means each of: (i) Navios Holdings and any of its Subsidiaries (but only for so long as it continues to be a Subsidiary of Navios Holdings); (ii) Angeliki Frangou; (iii) for the individual named in (ii) above, each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iv) all Affiliates controlled by the Persons named in clauses (ii) and (iii) above.

“Permitted Investments” means:

(1)	any Investment in cash or Cash Equivalents;

(2)	any Investment in a Co-Issuer or in a Guarantor;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if, as a result of such Investment:

(a)	such Person becomes a Guarantor; or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, a Co-Issuer or a Guarantor;

(4)	any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	any Investment made for consideration consisting of Qualified Equity Interests of the Company;

(6)	any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Permitted Hedging Obligations;

(8)	Investments (a) in existence on the Issue Date or (b) committed to be made or made in connection with arrangements or agreements in existence on the Issue Date; provided that Investments in non-Guarantor Restricted Subsidiaries existing on the Issue Date that are required to be made pursuant to the terms of the arrangements or agreements governing such joint ventures (and any amendment, modification, supplement, extension or renewal thereto or replacement thereof so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date) or advisable to be made in the good faith judgment of the Company, when taken together with all other Investments made in such non-Guarantor Restricted Subsidiaries pursuant to this clause (8)(b) shall not exceed since the Issue Date $20.0 million at any one time outstanding;

(9)	Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(10)	loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

(11)	payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(12)	Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into the Company or a Restricted Subsidiary of the Company and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(13)	any Investment by the Company or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(14)	Investments in any Restricted Subsidiary or any other Person engaged in a Permitted Business the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $30.0 million and (y) 5.0% of Total Assets;

(15)	Investments in Unrestricted Subsidiaries, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (15) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets; and

(16)	other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (x) $25.0 million and (y) 4.0% of Total Assets.

“Permitted Liens” means:

(1)	Liens on assets and property of the Company or any of its Subsidiaries securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding not to exceed $80.0 million;

(2)	Liens in favor of the Company or any of its Restricted Subsidiaries;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition;

(5)	Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

(6)	(i) Liens represented by any interest or title of a lessor under any Capital Lease Obligation (including in respect of Vessels and Related Assets); provided that such Liens do not extend to any property or assets which are not leased property subject to such Capital Lease Obligation or (ii) Liens securing Indebtedness in respect of mortgage financings or purchase money or other obligations, in each case, incurred for the purpose of acquiring assets or a business that is a Permitted Business or financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment (including, without limitation, Vessels and Related Assets) used in the business of the Company or any of its Restricted Subsidiaries; provided that (A) such Indebtedness does not exceed the purchase price or cost of such property, plant or equipment or improvement and shall not be secured by any property, plant or equipment of the Company or any Restricted Subsidiary other than the property, plant and equipment so acquired, constructed, installed or improved and (B) the Lien securing such Indebtedness shall be created within 180 days of such acquisition, construction, installation, delivery or improvement;

(7)	Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Vessel Related Assets or (B) the Capital Stock of a Person the assets of which include one or more Vessels and any Vessel Related Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of “Permitted Liens” or otherwise in compliance with the covenant described under “—Certain Covenants—Liens,” the principal amount of Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Vessel Related Assets, 80%, without duplication, of the sum of (1) the contract price pursuant to the Construction Contract(s) for such Vessel(s) plus, without duplication, the Fair Market Value of any Vessel Related Assets and (2) any other ready for sea cost for such Vessel(s) or Vessel Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel(s), Vessel Related Assets or Person, 80% of the Fair Market Value of such Vessel(s), Vessel Related Assets or the Vessel and Vessel Related Assets of such Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness (other than any Permitted Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such, without duplication, Vessel(s), Vessel Related Assets or the Vessel and Vessel Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease Obligations relating to a Vessel or Vessel Related Assets, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1), without duplication, the Fair Market Value of such Vessel or Vessel Related Assets at the time such Lien is incurred and (2) any ready for sea cost for such Vessel or Vessel Related Assets (as determined in good faith by the Company);

(8)	Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(9)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Vessel Related Assets, repairs and improvements to Vessels and Vessel Related Assets, including ports, masters’, officers’ or crews’ wages and maritime Liens and any other Liens (other than Liens in respect of Indebtedness) incurred in the ordinary course of operations of a Vessel;

(10)	Liens for general average and salvage;

(11)	Liens existing on the Issue Date (other than Liens, if any, under the Navios Holdings Loan Facility) and Liens in respect of Indebtedness incurred after the Issue Date under all Credit Facilities (other than the Navios Holdings Loan Facility) outstanding or committed to on the Issue Date to the extent such Indebtedness is deemed incurred in reliance on clause (2) of the definition of Permitted Debt pursuant to the second sentence of the third paragraph of the “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock covenant;

(12)	Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13)	(x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business and (y) other Liens arising by operation of law covered by insurance including any deductibles thereon);

(14)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(15)	Liens created for the benefit of (or to secure) the notes (or the Guarantees) (and any exchange notes and related Guarantees issued pursuant to the registration rights agreement) or payment obligations to the trustee;

(16)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted to be granted by the covenant under “—Certain Covenants—Liens” in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Company or such Restricted Subsidiary);

(17)	Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;

(18)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(19)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20)	Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under the indenture: provided, however, that if such Permitted Hedging Obligation is a Forward Freight Agreement such Lien shall not extend to any property or asset of the Company or any Restricted Subsidiary other than funds of the Company or such Restricted Subsidiary maintained in the ordinary course of business in deposit accounts with the clearinghouse clearing such Forward Freight Agreement;

(21)	Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;

(22)	Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

(23)	Liens securing Indebtedness permitted to be incurred under the indenture; provided that (as of the date of incurrence of any such Indebtedness after giving pro forma effect to the application of the net proceeds therefrom), the Secured Debt Ratio does not exceed 2.75 to 1.0;

(24)	Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;

(25)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (24); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets; and

(26)	Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $50.0 million at any one time outstanding.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Company in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition. If on any date the Company and/or any Restricted Subsidiary intends to incur a portion of a Permitted Lien under clause (23) of this definition and a portion of a Lien under one or more additional clauses under this definition, the incurrence under clause (23) hereof shall be deemed to have occurred prior in time to the incurrence under any other clause of this definition.

“Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the notes in full:

(1)	the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the maturity date of the notes;

(3)	the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or a Guarantee on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

(5)	such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Company (and Logistics Finance, to the extent it is serving as a co-obligor or guarantor of Indebtedness incurred by the Company or any Guarantor or any Restricted Subsidiary that becomes a Guarantor in contemplation or upon the incurrence of such Permitted Refinancing Indebtedness) or a Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

For all purposes of the indenture, Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Company’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and is (x) incurred no later than 180 days of the date on which the

Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessel or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).

“Purchase Option Contract” means any contract granting the Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets or any asset to be used or useful in a Permitted Business, including any amendments, supplements or modifications thereto.

“Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.

“Registration Rights Agreement” means (i) the Registration Rights Agreement dated as of the Issue Date among the Company, the Guarantors and the initial purchasers of the notes issued on the Issue Date and (ii) any other exchange and registration rights agreement entered into in connection with an issuance of additional notes in a private offering after the Issue Date.

“Related Asset” means any assets used, established or maintained or useful in a Permitted Business.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Indebtedness of the Company and its Restricted Subsidiaries secured by a Lien on any property or assets of the Company or its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP to (y) the Company’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination, with such adjustments to the amount of such Indebtedness and Consolidated Cash Flow as are consistent with the adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”. For purposes of this calculation, the amount of such Indebtedness outstanding as of any date of determination shall not include (i) outstanding stand-by letters of credit which have not been drawn upon and (ii) any Hedging Obligations that are incurred for non-speculative purposes.

“Secured Indebtedness” means any Indebtedness (other than Subordinated Indebtedness) of the Company or a Restricted Subsidiary of the Company secured by a Lien on any of its assets.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the forgoing.

“Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

“Securitization Subsidiary” means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets):

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Company and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2)	that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an Officers’ Certificate and delivered to the trustee;

(3)	that, other than Securitization Assets, has total assets at the time of such creation and designation with a book value of $10,000 or less;

(4)	has no Indebtedness other than Non-Recourse Debt;

(5)	with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Securitization Transaction (as determined in good faith by the Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and

(6)	with respect to which neither the Company nor any Restricted Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Shareholders Agreement” means each of the Shareholder’s Agreements dated January 1, 2008 and June 17, 2010 by and between the Company, Navios Corporation and Grandall Investment S.A., as such agreements may be amended, modified, supplemented, replaced, extended or renewed from time to time in compliance with clause (7) of the “—Transactions with Affiliates” covenant.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date (or, if incurred after the Issue Date, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated in right payment to the notes or the note Guarantees of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)	any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

“Tax” shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Taxing Authority” shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation. Any Subsidiary of an Unrestricted Subsidiary will automatically be designated as an Unrestricted Subsidiary. The Company has no Unrestricted Subsidiaries as of the Issue Date.

“Vessel” means a tanker, bulk carrier, barge, liquid petroleum gas/liquid natural gas tanker, chemical carrier, bulk carrier, container vessel, reefer vessel, tug boat, push boat, off shore supply vessel, floating storage production unit, barge and in general any floating craft whose purpose may be partially or wholly to deploy, procure, process, transport, load, discharge, transfer or store lawful commodities or to transport crew, personnel or passengers, and all related spares, stores, equipment, additions and improvement equipment related to such work whether it is attached to such vessel or not which is owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation.

“Vessel Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

DESCRIPTION OF OTHER INDEBTEDNESS

Marfin Facility

On March 31, 2008, we entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, we transferred our loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points.

On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. The loan became repayable in one installment in March 2012. As of December 31, 2010, the amount outstanding under this facility was $70.0 million.

On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with our subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. Under this commitment, the existing margin of 300 basis points will apply and the obligation will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing our notes. The obligation of the bank under the commitment was subject to prepayment of the $70.0 million facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of $200.0 million of senior notes, we fully repaid the $70.0 million loan facility with Marfin Bank using a portion of the proceeds from the notes. As of September 30, 2011, the loan documentation for the $40.0 million revolving credit facility had not been signed and the facility had not been drawn.

Hidronave S.A. Loan Facility

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of September 30, 2011, the outstanding loan balance was $0.7 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date shall not extend beyond August 10, 2021. The loan also requires compliance with certain covenants specified by the Brazilian Development Bank.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the exchange notes and the exchange of the outstanding notes for the exchange notes. This summary is limited to beneficial owners of outstanding notes and exchange notes that:

•	except as specifically discussed below, are U.S. holders (as defined below); and

•	hold the outstanding notes and will hold the exchange notes as capital assets.

As used in this prospectus, a “U.S. holder” means a beneficial owner of outstanding notes or exchange notes who or that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•

a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the exchange notes or the exchange of the outstanding notes for exchange notes that are different from those discussed below or that a court will not agree with any such positions.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the outstanding notes or the exchange notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a “functional currency” other than the U.S. dollar; and

•

persons that hold the outstanding notes or will hold the exchange notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the outstanding notes or the exchange notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the outstanding notes or the exchange notes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes. In addition, this summary does not address the effect of any U.S. federal estate or gift tax laws, the newly enacted Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws on a beneficial owner of the outstanding notes or exchange notes. Each beneficial owner of the outstanding notes or exchange notes should consult a tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes, including the applicability and effect of any U.S. federal estate or gift tax laws or any U.S. state or local or non-U.S. tax laws.

For U.S. federal income tax purposes, Navios South American Logistics Inc., and not Navios Logistics Finance (US) Inc., is treated as the issuer of the outstanding notes and will be treated as the issuer of the exchange notes.

Exchange of Outstanding Notes for Exchange Notes. The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the exchange notes as it had in the outstanding notes immediately before the exchange.

Stated Interest. Stated interest on the exchange notes will be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Stated interest on the exchange notes will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes.

Market Discount and Bond Premium. If a U.S. holder purchases an exchange note (or purchased an outstanding note for which the exchange note was exchanged, as the case may be) for an amount that is less than its principal amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the exchange note or outstanding note, as the case may be.

Under the market discount rules of the Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the exchange note (and the outstanding note for which the exchange note was exchanged, as the case may be). In addition, the U.S. holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the exchange note (or outstanding note for which the exchange note was exchanged, as the case may be) to the maturity date of the exchange note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of an exchange note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the exchange note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

If a U.S. holder purchases an exchange note (or purchased the outstanding note for which the exchange note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the exchange note, the U.S. holder will be considered to have purchased the exchange note (or outstanding note) with “bond premium”

equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of an exchange note to elect to amortize the premium over the remaining term of the exchange note (or until an earlier call date, as applicable). However, because we may call the exchange notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the exchange note includible in the U.S. holder’s gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the exchange note, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the exchange note. If a U.S. holder makes such an election, the U.S. holder’s tax basis in the exchange note will be reduced by the amount of the allowable amortization. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on a disposition of its exchange note. A U.S. holder’s election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election and regarding the calculation and amortization of any bond premium on the exchange notes.

Dispositions of the Exchange Notes. Except as discussed above, under “— Exchange of Outstanding Notes for Exchange Notes”, and unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of an exchange note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the exchange note. A U.S. holder’s adjusted tax basis in an exchange note will generally be equal to its cost for the exchange note (or, in the case of an exchange note issued in exchange for an outstanding note in the exchange offer, the tax basis of the outstanding note, as discussed above under “— Exchange of Outstanding Notes for Exchange Notes”), increased by the amount of any market discount with respect to the exchange note previously included in the U.S. holder’s gross income and reduced by the amount of any amortizable bond premium with respect to the exchange note previously amortized by the U.S. holder. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income by the U.S. holder, which will be taxable as ordinary income. The capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the exchange note has been held for more than one year at the time of the disposition (taking into account, for this purpose, in the case of an exchange note received in exchange for an outstanding note in the exchange offer, the period of time that the U.S. holder held the outstanding note). Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss for foreign tax credit purposes.

Certain Reporting Requirements. Pursuant to recently enacted legislation, individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the outstanding notes and the exchange notes, unless such notes are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations under this legislation.

Backup Withholding. In general, “backup withholding” may apply to payments of interest made on an exchange note, and to the proceeds of a disposition (including a retirement or redemption) of an exchange note, that are made to a non-corporate beneficial owner of the exchange notes if that beneficial owner fails to provide an accurate taxpayer identification number to its applicable payor (and certify that such beneficial owner is not subject to backup withholding) or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders. For purposes of the following discussion, a “non-U.S. holder” means a beneficial owner of the exchange notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

•	interest received in respect of the exchange notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•

gain realized on the sale, exchange, redemption or retirement of the exchange notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Non-U.S. holders should consult their own tax advisors regarding their U.S. federal income, branch profits and withholding tax consequences if they are subject to any of the exceptions noted above.

A non-U.S. holder may be required to certify its non-U.S. status to avoid backup withholding on payments of interest made on an exchange note and on proceeds of a disposition (including a retirement or redemption) of an exchange note.

THIS SUMMARY DOES NOT DISCUSS ANY TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES AND THE EXCHANGE OF THE OUTSTANDING NOTES FOR THE EXCHANGE NOTES OTHER THAN U.S. FEDERAL INCOME TAX CONSEQUENCES AND INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN COUNSEL WITH RESPECT TO SUCH OTHER TAX CONSEQUENCES AS WELL AS THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES.

ENFORCEABILITY OF CIVIL LIABILITIES AND

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Brazil and certain other countries other than the United States, and we conduct operations in countries around the world. Several of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of the directors, officers and experts are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of such jurisdictions would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is (A) an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) broker-dealers who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New, York. Certain legal matters governed by the law of the Marshall Islands will be passed upon for us by Reeder & Simpson P.C., whose opinion may be relied on by Fried, Frank, Harris, Shriver & Jacobson LLP. Certain legal matters governed by the respective jurisdictions of the guarantors will be passed upon by Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz for Argentina, Peroni, Sosa, Tellechea, Burt & Navara for Paraguay, Ferrere Abogados for Uruguay, and Vives y Asociados, Panama, each of whose opinion may be relied on by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Price Waterhouse & Co. S.R.L. is a member of the Consejo Profesional de Ciencias Económicas Cuidad Autonoma de Buenos Aires.

The discussion contained in the section entitled “Our Industry” or elsewhere stated relating to the Hidrovia and regional waterborne transportation industry has been reviewed by Drewry Maritime Research, which has confirmed to us that it accurately describes the industries that it purports to describe, as indicated in the consent of Drewry Maritime Research included as an exhibit to the registration statement on Form F-4 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the securities offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, reports from government agencies, reports by market research firms, and our own estimates based on management’s knowledge of and experience in the markets and businesses in which we operate. We believe these estimates to be reasonable based on the information available to us as of the date of this prospectus. However, we have not independently verified market and industry data from third-party sources. This information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this prospectus, and our estimates and beliefs based on such data, may not be reliable. We do not make any representations as to the accuracy of such industry and market data.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains our trademarks, service marks and trade names, including our proprietary logos and the domain name for our website, and also contains the trademarks, service marks and trade names of other companies.

GLOSSARY OF TERMS

Following are definitions of terms used in this prospectus:

Annual Survey—The inspection of a vessel pursuant to international conventions, by a classification society surveyor or on behalf of the flag state, that takes place every year.

Available Days—The total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Bareboat Charter — A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the vessel and for the management and operation of the vessel, including crewing.

Barge—A large flat-bottomed square-ended vessel used for transporting dry or liquid cargoes in inland or near-shore waters, pushed or towed by a tugboat.

Bunker—The fuel oil used to operate a vessel’s engines and generators.

Cabotage—The transportation of goods or products between two points within the same country by a vessel.

Charter—The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port.

Charterer—The individual or company hiring a vessel under a charterparty.

Charterhire — Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter, such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Commercial Management—Commercial management of a fleet involves identifying and negotiating charter party employment for the vessels in a fleet.

Contract of Affreightment—“CoA”—A contract for the carriage of a specific type and quantity of cargo which will be carried in one or more shipments over an agreed period of time.

Convoy — A group of barges connected together which are powered by a pushboat.

Deadweight Ton—“dwt”—A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double Hull—Hull construction design in which a vessel has an inner and outside side and bottom separated by void space.

Draft—Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

Drydocking—To remove a vessel, barge or pushboat from the water for inspection or repair of submerged parts.

Hidrovia Region—A region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The region covers the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires.

Hull—Shell or body of a ship.

International Maritime Organization—“IMO”—A United Nations agency that issues international trade standards for shipping.

Lightering—To discharge the cargo of a larger vessel located offshore into a smaller vessel used to transport the cargo to the shore.

MARPOL — The IMO International Convention for the Prevention of Pollution from Ships.

Nueva Palmira Free Zone — The area in Nueva Palmira, Uruguay in which applicable law grants wide financial and taxes benefits for industrial and in transit installations in the area.

Off-HireThe period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Operating Days—The number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Panamax— A vessel of approximately 60,000 to 100,000 dwt and of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Petroleum Products—Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Product Tanker—A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids, and other chemicals. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Pushboat—A powerful commercial vessel designed with substantial bracing at the bow and used to push barges. Pushboats offer superior control and are preferred over towboats for maneuvering barges in confined seaways, through bridges and at docks and loading facilities.

Scrapping—The disposal of old vessel tonnage by way of sale as scrap metal.

Special Survey—The inspection of a vessel by a classification society surveyor which takes place every five years for oceangoing vessels and every seven years for inland transportation vessels also called a Class Renewal Survey.

Spot Market—The market for immediate chartering of a vessel usually for single voyages.

Tanker—A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of segregated tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, and liquefied gas.

Technical Management—Technical management involves overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs, drydocking and crewing.

Time Charter—A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charterhire, which accrues on a daily basis.

Ton—1,000 kilograms.

Ton-Mile—Quantity of cargo transported (measured in metric tons) multiplied by voyage distance, which is used as a measure of vessel demand.

Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	September 30, 2011 (unaudited)	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	3	$57,842	$39,204
Restricted cash		—	564
Accounts receivable, net		21,977	17,102
Prepaid expenses and other current assets		14,672	13,554

Total current assets		$94,491	$70,424

Noncurrent assets
Vessels, port terminals and other fixed assets, net	4	349,818	296,133
Intangible assets other than goodwill	5	64,974	68,299
Goodwill		104,096	104,096
Other long-term assets		17,115	8,509

Total noncurrent assets		536,003	477,037

Total assets		$630,494	$547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$28,694	$22,591
Due to affiliate companies	9	692	155
Accrued expenses	6	21,413	9,611
Current portion of capital lease obligations	4	31,330	1,252
Current portion of long-term debt	7	69	10,171

Total current liabilities		$82,198	$43,780

Noncurrent liabilities
Senior notes	7	200,000	—
Long-term debt, net of current portion	7	616	117,251
Capital lease obligations, net of current portion	4	—	31,009
Deferred tax liability		19,921	21,105
Long-term liabilities		5,377	5,037

Total noncurrent liabilities		225,914	174,402

Total liabilities		$308,112	$218,182

Commitments and contingencies	8	—	—
Stockholders’ equity
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding as of September 30, 2011 and December 31, 2010		20	20
Additional paid-in capital		303,518	292,668
Retained earnings		18,325	17,342

Total Navios Logistics’ stockholders’ equity		321,863	310,030
Noncontrolling interest		519	19,249

Total stockholders’ equity		322,382	329,279

Total liabilities and stockholders’ equity		$630,494	$547,461

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	Nine Month Period Ended September 30, 2011 (unaudited)	Nine Month Period Ended September 30, 2010 (unaudited)
Time charter, voyage and port terminal revenues		$123,861	$101,581
Sales of products		44,047	41,562
Time charter, voyage and port terminal expenses		(30,817)	(26,213)
Direct vessels expenses		(48,006)	(36,762)
Cost of products sold		(42,320)	(38,554)
Depreciation and amortization	4,5	(16,609)	(16,539)
General and administrative expenses		(10,368)	(9,308)
Interest income/(expense) and finance cost, net		(11,271)	(3,153)
Gain on sale of assets		36	—
Other expense, net		(7,168)	(8,669)

Income before income taxes and noncontrolling interest		$1,385	$3,945
Income tax benefit		356	718

Net income		1,741	4,663
Less: Net income attributable to the noncontrolling interest		(758)	(1,338)

Net income attributable to Navios Logistics’ stockholders		$983	$3,325

Basic and diluted net earnings per share attributable to Navios Logistics’ stockholders		$0.0492	$0.1663

Weighted average number of shares, basic and diluted	10	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2011 (unaudited)	Nine Month Period Ended September 30, 2010 (unaudited)
OPERATING ACTIVITIES:
Net income		$1,741	$4,663
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		17,917	19,043
Increase in operating assets		(5,656)	(4,011)
Increase in operating liabilities		17,221	304
Payments for drydock and special survey costs		(2,535)	(763)

Net cash provided by operating activities		28,688	19,236

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets		(66,947)	(7,741)

Net cash used in investing activities		(66,947)	(7,741)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes	7	200,000	—
Repayment of long-term debt	7	(126,738)	(3,522)
Acquisition of noncontrolling interest	10	(8,638)	—
Dividends to noncontrolling shareholders		—	(467)
Payments of obligations under capital leases	4	(930)	(1,460)
Proceeds from long-term loan	7	—	294
Deferred financing costs		(6,797)	(525)

Net cash provided by/(used in) financing activities		56,897	(5,680)

Increase in cash and cash equivalents		18,638	5,815

Cash and cash equivalents, beginning of period		39,204	26,927

Cash and cash equivalents, end of period		$57,842	$32,742

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest		$2,243	$3,118
Cash paid for income taxes		$834	$478
Non-cash investing and financing activities:
Acquisition of vessels		$—	$(50,830)
Capital lease obligations		$—	$34,032
Exercise option from acquisition of vessels		$—	$4,400
Other long-term liabilities		$—	$16,798
Contribution receivable from noncontrolling shareholders		$—	$(2,237)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Shares Amount	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Dividends to noncontrolling shareholders	—	—	—	—	—	(467)	(467)
Release of shares in escrow	—	—	10,870	—	10,870	—	10,870
Net income	—	—	—	3,325	3,325	1,338	4,663

Balance September 30, 2010 (unaudited)	20,000	$20	$292,668	$15,067	$307,755	$17,343	$325,098

	Shares Amount	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net income	—	—	—	983	983	758	1,741

Balance September 30, 2011 (unaudited)	20,000	$20	$303,518	$18,325	$321,863	$519	$322,382

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”), together with its subsidiaries, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to offer end-to-end logistics solutions for both its dry and liquid port customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. The Company provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,370, to reflect the changes in non-controlling interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release was accounted for by increasing goodwill and increasing paid-in capital.

The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 was projected on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) its cash flow projections were prepared on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) a terminal value for the business was calculated by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) its projected future cash flows, including the terminal value, were discounted using a weighted-average cost of capital of 12.9%; and (e) net debt of the business was deducted from the discounted cash flows in arriving at estimated fair value of the logistics business.

The 7,235 shares of Navios Logistics issued were valued at fair value as this was a transaction involving unrelated, independent parties, while the 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncotrolling interests ($8,638 including transactions expenses; see also Note 10), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP.

For the nine month period ended September 30, 2010, the Company reclassified $36,762 from time charter, voyage and port terminal expenses to direct vessel expenses since the Company considers this to be a better presentation to reflect the results of operations.

(b) Principles of Consolidation

The accompanying interim consolidated financial statements include the accounts of Navios Logistics and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

(c) Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair market value on the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. Barges, pushboats and other vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of Operations
Company Name	Incorporation	Nature/Vessel Name	Ownership	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1—09/30	1/1—09/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1—09/30	1/1—09/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1—09/30	1/1—09/30
Compania de Transporte Fluvial Int S.A.	Uruguay	Sub-Holding Company	100%	1/1—09/30	1/1—09/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1—09/30	1/1—09/30
Thalassa Energy S.A.(1)	Argentina	Barge-Owning Company	100%	1/1—09/30	1/1—09/30
HS Tankers Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS Navigation Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS Shipping Ltd. Inc.(1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30
HS South Inc. (1)	Panama	Tanker-Owning Company	100%	1/1—09/30	1/1—09/30

Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1—09/30	1/1—09/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1—09/30	1/1—09/30
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1—09/30	1/1—09/30
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1—09/30	1/1—09/30
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1—09/30	1/1—09/30
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1—09/30	1/1—09/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1—09/30	1/1—09/30

Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1—09/30	1/1—09/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—09/30	4/1—09/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—09/30	4/1—09/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/16—09/30	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	4/14—09/30	—

(1)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of the transaction, the percentage of ownership of the Company in these subsidiaries changed in accordance with the table included in Note 10.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30, 2011	December 31, 2010
Cash on hand and at banks	$25,252	$26,080
Short-term deposits	32,590	13,124

Total cash and cash equivalents	$57,842	$39,204

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Push Boats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	59,680	(11,182)	48,498

Balance September 30, 2011	$338,517	$(53,819)	$284,698

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	5,260	(883)	4,377
Disposals	(152)	103	(49)

Balance September 30, 2011	$44,609	$(5,874)	$38,735

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	436	(987)	(551)

Balance September 30, 2011	$26,193	$(4,924)	$21,269

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	1,642	(232)	1,410

Balance September 30, 2011	$5,781	$(665)	$5,116

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	67,018	(13,284)	53,734
Disposals	(152)	103	(49)

Balance September 30, 2011	$415,100	$(65,282)	$349,818

Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2011 and December 31, 2010, the net book value of such assets was $4,193 and $45,568, respectively (See Note 7).

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the nine month period ended September 30, 2011 and $3,043 during the year ended December 31, 2010.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the nine month period ended September 30, 2011, Navios Logistics used a portion of the proceeds from the Senior Notes to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $14,728 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,300 for the acquisition of a floating drydock facility.

Additionally, during the nine month period ended September 30, 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

Following the acquisition of two pieces of land for $987 in 2010, in September 2011, Navios Logistics paid a total of $389 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be completed in March 2012. As of September 30, 2011 Navios Logistics had paid $2,994 for the silo construction.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of September 30, 2011, the obligations for these vessels were accounted for as capital leases and the lease payments during the nine month period ended September 30, 2011 for both vessels were $931.

The following is an analysis of the leased property under capital leases:

September 30,
Vessel	2011
San San H and Stavroula	$37,547
Less: Accumulated amortization	(705)

Net book value	$36,842

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of September 30, 2011 are as follows:

September 30,
Payment due by period	2011
September 30, 2012	$32,091
Total future minimum lease payments (1)	$32,091
Less: amount representing interest (2)	(761)

Present value of future minimum lease payments (3)	$31,330

(1)	There are no minimum sublease rentals to reduce minimum payments.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as current obligations under capital leases of $31,330.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2011 and December 31, 2010 consisted of the following:

September 30, 2011	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value September 30, 2011
Trade name	$10,420	$(3,908)	$—	$6,512
Port terminal operating rights	34,060	(5,299)	—	28,761
Customer relationships	36,120	(7,284)	—	28,836
Favorable lease terms	3,780	(2,915)	—	865

Total	$84,380	$(19,406)	$—	$64,974

December 31, 2010	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2010
Trade name	$10,420	$(3,126)	$—	$7,294
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	36,120	(5,954)	—	30,166
Favorable construction contracts (*)	4,400	—	(4,400)	—
Favorable lease terms	3,780	(2,396)	—	1,384

Total	$88,780	$(16,081)	$(4,400)	$68,299

(*)	This amount is not amortized until the vessel is delivered. When a vessel is delivered, the amount is capitalized as part of the cost of the vessel and then depreciated over the remaining useful life of the vessel. Following the delivery of the tanker vessel Sara H in 2010, $4,400 was transferred to the cost of the vessel.

Amortization expense, net for the nine month period ended September 30, 2011 amounted to $3,325 ($3,363 for the nine month period ended September 30, 2010).

The remaining aggregate amortization of acquired intangibles as of September 30, 2011 will be as follows:

Description	Within one year	Year two	Year three	Year four	Year five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$1,302	$6,512
Port terminal operating rights	917	917	917	917	917	24,176	28,761
Customer relationships	1,775	1,775	1,775	1,775	1,775	19,961	28,836
Favorable lease terms	692	173	—	—	—	—	865

Total	$4,426	$3,907	$3,734	$3,734	$3,734	$45,439	$64,974

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: ACCRUED EXPENSES

Accrued expenses consist on the following:

	September 30, 2011	December 31, 2010
Accrued salaries	$8,076	$5,228
Taxes payable	3,748	2,709
Accrued fees	347	731
Accrued Senior Notes interest	8,633	—
Accrued interest	—	81
Other	609	862

Total accrued expenses	$21,413	$9,611

NOTE 7: BORROWINGS

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. Currently, the Company is in compliance with this requirement under the registration rights agreement.

The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The net proceeds from the Senior Notes were $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Borrowings, other than the Senior Notes mentioned above, consist of the following:

September 30, 2011
Loan for Nazira	685
Less: current portion	(69)

Total long-term borrowings	$616

Marfin Facility

On March 31, 2008, the Company entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, the Company transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler S.A., to provide for a $40,000 revolving credit facility. Under this commitment, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Senior Notes. The obligation of the bank under the commitment was subject to prepayment of the $70,000 facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds of the Senior Notes. As of September 30, 2011, the loan documentation for the $40,000 revolving credit facility had not been completed and the facility had not been drawn.

Other Indebtedness

In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by its majority owned subsidiary, HS Shipping Ltd. Inc. in 2006, in order to finance the construction of a 8,974 dwt double-hull tanker, the Malva H. After the vessel’s delivery, the interest rate has been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due by Horamar to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

Navios Logistics assumed a $2,286 loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bears interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of September 30, 2011, the loan was repaid in full.

On September 4, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Estefania H for an amount of up to $18,710 that bears interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 15, 2009, in order to finance the acquisition cost of the Makenita H, Navios Logistics entered into a loan facility for $24,000, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

On December 20, 2010, in order to finance the acquisition cost of the Sara H, Navios Logistics entered into a loan facility for $14,385, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of September 30, 2011, the outstanding loan balance was $684 ($735 as of December 31, 2010). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loans, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants as of the period ended September 30, 2011.

The maturity table below reflects future principal payments of the long-term debt outstanding as of September 30, 2011, for the next five years and thereafter.

Payment due by period	Amounts in thousands of U.S. dollars
September 30, 2012	$69
September 30, 2013	69
September 30, 2014	69
September 30, 2015	69
September 30, 2016	69
September 30, 2017 and thereafter	200,340

Total long-term borrowings	$200,685

NOTE 8: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before the agreed-upon dates, extending to various dates through January 2020. As of September 30, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $5,037 ($4,674 as of December 31, 2010) and was entirely offset by an indemnification asset for the same amount, which is reflected in other non-current assets.

On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1,500 and shall remain in full force and effect until December 31, 2011.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

As of September 30, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts in thousands of U.S. dollars
September 30, 2012	4,942
September 30, 2013	3,593
September 30, 2014	51

$8,586

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

The balance due to affiliates as of September 30, 2011 amounted to $692 (December 31, 2010: $155) which includes the current amounts due to Navios Holdings. Such payables do not accrue interest and do not have a specific due date for their settlement.

Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to related parties other than Navios Holdings amounted to $358 as of September 30, 2011 ($322 as of December 31, 2010) and rent and services expense for the nine month period ended September 30, 2011, amounted to $1,555 ($1,624 for the nine month period ended September 30, 2010).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $620 and lease agreements expired in October 2011.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1,500 and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A. /(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments for the nine month period ended September 30, 2011 were $35 ($34 for the nine month period ended September 30, 2010).

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the nine month period ended September 30, 2011 amounted to $250 ($0 for the nine month period ended September 30, 2010).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $733 for the nine month period ended September 30, 2011 ($731 for the nine month period ended September 30, 2010).

NOTE 10: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation and increased its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of September 30, 2011 and December 31, 2010, the Company has issued 20,000 shares of common stock at $1.00 per share par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders.

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. Since the Company already consolidated these joint ventures, the transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction. An amount of $10,850, which is equal to the difference between the carrying value of the noncontrolling interests as of July 25, 2011 ($19,488) and the fair value of the total consideration paid including transaction expenses ($8,638) was recorded in Additional Paid in Capital.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result, after the consummation of the transaction, the percentage of ownership of the Company in its subsidiaries is the following:

	Percentage of ownership
Company Name	September 30, 2011	December 31, 2010
Thalassa Energy S.A.	100%	62.50%
HS Tankers Inc	100%	51%
HS Navigation Inc.	100%	51%
HS Shipping Ltd. Inc.	100%	62.50%
HS South Inc.	100%	62.50%

NOTE 11: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Historically, Navios Logistics had two reportable segments, Logistics Business and Dry Port Terminal Business.

Since Navios Logistics was formed by the business combination between CNSA and Horamar, Navios Logistics has grown its vessel fleet from approximately 123 vessels, including barges, pushboats and tankers, to 303 vessels through acquisitions of vessels and the acquisition of a 51% interest in Hidronave S.A., a Brazilian pushboat operator. Additionally, Navios Logistics expanded its Uruguayan port terminal with the addition of a new silo with 80,000 metric tons of storage capacity in 2009 reaching a total storage capacity of 360,000 metric tons, and in 2010 Navios Logistics acquired additional land and began the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011.

Following these recent business developments, beginning in 2011, Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment is further split to form the Barge Business segment and the Cabotage Business segment. The information for the nine month period ended September 30, 2010 has been reclassified in accordance with the new reportable segments. The information reported to the chief operating decision maker has been modified in accordance with the change in reportable segments. A general description of each segment follows:

The Port Terminal Business segment:

This reportable segment includes the aggregated operating results of two of the Navios Logistics’ operating businesses: dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest in terms of capacity and one of the youngest Argentine cabotage fleets. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the nine month periods ended September 30, 2011 and 2010:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2011	Cabotage Business Segment for the Nine Month Period Ended September 30, 2011	Barge Business Segment for the Nine Month Period Ended September 30, 2011	Total
Time charter, voyage and port terminal revenues	$18,436	$40,463	$64,962	$123,861
Sales of products	44,047	—	—	44,047
Time charter, voyage and port terminal expenses	(6,608)	(1,029)	(23,180)	(30,817)
Direct vessels expenses	—	(22,392)	(25,614)	(48,006)
Cost of products sold	(42,320)	—	—	(42,320)
Depreciation and amortization	(2,564)	(3,210)	(10,835)	(16,609)
General and administrative expenses	(1,773)	(221)	(8,374)	(10,368)
Interest income/(expense) and finance costs, net	395	(2,290)	(9,376)	(11,271)
Gain on sale of assets	36	—	—	36
Other expense, net	(312)	(3,900)	(2,956)	(7,168)

Income/(loss) before taxes	9,337	7,421	(15,373)	1,385
Income tax (expense)/benefit	(172)	(696)	1,224	356

Net income/(loss)	9,165	6,725	(14,149)	1,741
Less: Net income attributable to the noncontrolling interest	—	(641)	(117)	(758)

Net income/(loss) attributable to Navios Logistics’ stockholders	$9,165	$6,084	$(14,266)	$983

	Port Terminal Business Segment for the Nine Month Period Ended September 30, 2010	Cabotage Business Segment for the Nine Month Period Ended September 30, 2010	Barge Business Segment for the Nine Month Period Ended September 30, 2010	Total
Time charter, voyage and port terminal revenues	$18,346	$26,560	$56,675	$101,581
Sales of products	41,562	—	—	41,562
Time charter, voyage and port terminal expenses	(5,493)	(1,707)	(19,013)	(26,213)
Direct vessels expenses	—	(13,998)	(22,764)	(36,762)
Cost of products sold	(38,554)	—	—	(38,554)
Depreciation and amortization	(2,545)	(2,617)	(11,377)	(16,539)
General and administrative expenses	(1,592)	(198)	(7,518)	(9,308)
Interest income/(expense) and finance cost, net	135	(1,335)	(1,953)	(3,153)
Gain on sale of assets	—	—	—	—
Other expense, net	(40)	(3,124)	(5,505)	(8,669)

Income/(loss) before taxes	11,819	3,581	(11,455)	3,945
Income tax (expense)/benefit	(564)	(567)	1,849	718

Net income/(loss)	11,255	3,014	(9,606)	4,663
Less: Net (income)/loss attributable to the noncontrolling interest	—	(1,374)	36	(1,338)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,255	$1,640	$(9,570)	$3,325

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $284,698 and $236,200 as of September 30, 2011 and December 31, 2010, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $60,004 and $56,227 as of September 30, 2011 and December 31, 2010, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $36,213 and $38,844 as of September 30, 2011 and December 31, 2010, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,761 and $29,455 as of September 30, 2011 and December 31, 2010, respectively.

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business on a relative fair value basis. All three segments previously comprised a part of the Logistics Business reporting unit.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates.

All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$57,842	$57,842	$39,204	$39,204
Restricted cash	$—	$—	$564	$564
Accounts receivable, net	$21,977	$21,977	$17,102	$17,102
Accounts payable	$(28,700)	$(28,700)	$(22,591)	$(22,591)
Senior notes	$(200,000)	$(192,250)	$—	$—
Capital leases	$(31,330)	$(31,330)	$(32,261)	$(32,261)
Long-term debt, including current portion	$(685)	$(685)	$(127,422)	$(118,610)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis permitted by U.S. GAAP.

Income Statement for the nine month	Navios South American Logistics Inc.	Guarantor	Non Guarantor
period ended September 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$124,145	$3,105	$(3,389)	$123,861
Sales of products	—	44,047	—	—	44,047
Time charter, voyage and port terminal expenses	—	(32,557)	(1,649)	3,389	(30,817)
Direct vessel expenses	—	(47,392)	(614)	—	(48,006)
Cost of products sold	—	(42,320)	—	—	(42,320)
Depreciation and amortization	—	(16,557)	(52)	—	(16,609)
General and administrative expenses	(1,345)	(8,394)	(629)	—	(10,368)
Interest income/(expense) and finance cost, net	(2,148)	(9,081)	(42)	—	(11,271)
Gain on sale of assets	—	36	—	—	36
Other (expense)/income, net	—	(7,278)	110	—	(7,168)

(Loss)/income before equity in net earnings of affiliated companies	(3,493)	4,649	229	—	1,385
Equity in net earnings of affiliated companies and joint ventures	4,476	115	—	(4,591)	—

Income/(loss) before taxes	983	4,764	229	(4,591)	1,385
Income tax benefit	—	353	3	—	356

Net income/(loss)	983	5,117	232	(4,591)	1,741
Less: Net income attributable to the noncontrolling interest	—	(641)	(117)	—	(758)

Net income/(loss) attributable to Navios Logistics’ stockholders	$983	$4,476	$115	$(4,591)	$983

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the nine month	Navios South American Logistics Inc.	Guarantor	Non Guarantor
period ended September 30, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	—	101,438	1,590	(1,447)	101,581
Sales of products	—	41,562	—	—	41,562
Time charter, voyage and port terminal expenses	—	(26,851)	(809)	1,447	(26,213)
Direct vessel expenses	—	(36,464)	(298)	—	(36,762)
Cost of products sold	—	(38,554)	—	—	(38,554)
Depreciation and amortization	—	(16,483)	(56)	—	(16,539)
General and administrative expenses	(668)	(8,262)	(378)	—	(9,308)
Interest income/(expense) and finance cost, net	—	(3,137)	(16)	—	(3,153)
Other expense, net	—	(8,550)	(119)	—	(8,669)

(Loss)/income before equity in net earnings of affiliated companies	(668)	4,699	(86)	—	3,945
Equity in net earnings of affiliated companies and joint ventures	3,993	(47)	—	(3,946)	—

Income/(loss) before taxes	3,325	4,652	(86)	(3,946)	3,945
Income tax benefit	—	715	3	—	718

Net income/(loss)	3,325	5,367	(83)	(3,946)	4,663
Less: Net income/(loss) attributable to the noncontrolling interest	—	(1,374)	36	—	(1,338)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,325	$3,993	$(47)	$(3,946)	$3,325

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as at	Navios South American Logistcs Inc.	Guarantor	Non Guarantor
September 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$57,466	$295	$—	$57,842
Accounts receivable, net	—	21,626	351	—	21,977
Due from affiliate companies	202,404	6,081	758	(209,243)	—
Intercompany receivables	11,995	(11,476)	—	(519)	—
Prepaid expenses and other current assets	458	14,169	45	—	14,672

Total current assets	214,938	87,866	1,449	(209,762)	94,491

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	348,182	1,636	—	349,818
Investment in affiliates	314,971	659	—	(315,630)	—
Intangible assets other than goodwill	—	64,974	—	—	64,974
Goodwill	—	103,812	284	—	104,096
Deferred financing costs, net	6,551	641	—	—	7,192
Other long term assets	—	9,920	3	—	9,923

Total noncurrent assets	321,522	528,188	1,923	(315,630)	536,003

Total assets	536,460	616,054	3,372	(525,392)	630,494

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,553	141	—	28,694
Due to affiliate companies	5,616	203,427	892	(209,243)	692
Accrued expenses	8,981	12,082	350	—	21,413
Current portion of capital lease obligations	—	31,330	—	—	31,330
Current portion of long term debt	—	—	69	—	69

Total current liabilities	14,597	275,392	1,452	(209,243)	82,198

Noncurrent liabilities
Senior notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	616	—	616
Deferred tax liability	—	19,795	126	—	19,921
Long term liabilities	—	5,377	—	—	5,377

Total noncurrent liabilities	200,000	25,172	742	—	225,914

Total liabilities	214,597	300,564	2,194	(209,243)	308,112

STOCKHOLDERS’ EQUITY
Total Navios Logistics’s stockholders’ equity	321,863	315,490	659	(316,149)	321,863

Noncontrolling interest	—	—	519	—	519

Total stockholders’ equity	321,863	315,490	1,178	(316,149)	322,382
Total liabilities and stockholders’ equity	$536,460	$616,054	$3,372	$(525,392)	$630,494

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as at	Navios South American Logistics	Guarantor	Non Guarantor
December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$—	$38,341	$863	$—	$39,204
Restricted cash	—	564	—	—	564
Accounts receivable, net	—	17,102	—	—	17,102
Due from affiliate companies	—	1,925	1,054	(2,979)	—
Intercompany receivables	11,923	(11,521)	—	(402)	—
Prepaid expenses and other current assets	844	6,809	34	—	7,687
Inventories	—	5,867	—	—	5,867

Total current assets	12,767	59,087	1,951	(3,381)	70,424

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	294,445	1,688	—	296,133
Investments in affiliates	299,645	408	—	(300,053)	—
Intangible assets other than goodwill	—	68,299	—	—	68,299
Goodwill	—	103,812	284	—	104,096
Deferred financing costs, net	—	1,030	—	—	1,030
Other long term assets	—	7,475	4	—	7,479

Total noncurrent assets	299,645	475,469	1,976	(300,053)	477,037

Total assets	312,412	534,556	3,927	(303,434)	547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,556	35	—	22,591
Due to affiliate companies	1,651	(337)	1,820	(2,979)	155
Accrued expenses	731	8,519	361	—	9,611
Capital lease obligations	—	1,252	—	—	1,252
Current portion of long term debt	—	10,102	69	—	10,171

Total current liabilities	2,382	42,092	2,285	(2,979)	43,780

Noncurrent liabilities
Long term debt, net of current portion	—	116,585	666	—	117,251
Capital lease obligations, net of current portion	—	31,009	—	—	31,009
Long term liabilities	—	5,000	37	—	5,037
Deferred tax liability	—	20,976	129	—	21,105

Total noncurrent liabilities	—	173,570	832	—	174,402

Total liabilities	2,382	215,662	3,117	(2,979)	218,182

STOCKHOLDERS’ EQUITY
Total Navios Logistics’s stockholders’ equity	310,030	300,047	408	(300,455)	310,030

Noncontrolling interest	—	18,847	402	—	19,249

Total stockholders’ equity	310,030	318,894	810	(300,455)	329,279

Total liabilities and stockholders’ equity	$312,412	$534,556	$3,927	$(303,434)	$547,461

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the nine month	Navios South American Logistics Inc.	Guarantor	Non Guarantor
period ended September 30, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	(204,604)	233,946	(654)	—	28,688

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(66,947)	—	—	(66,947)

Net cash used in investing activities	—	(66,947)	—	—	(66,947)

Cash flows from financing activities
Acquisition of noncontrolling interest	10,850	(19,488)	—	—	(8,638)
Capital contributions	—	(136)	136	—	—
Proceeds from issuance of Senior Notes	200,000	—	—	—	200,000
Payments of obligations under capital leases	—	(930)	—	—	(930)
Repayment of long term debt	—	(126,688)	(50)	—	(126,738)
Deferred financing costs	(6,165)	(632)	—	—	(6,797)

Net cash provided by/(used in) financing activities	204,685	(147,874)	86	—	56,897

Net increase/(decrease) in cash and cash equivalents	81	19,125	(568)	—	18,638

Cash and cash equivalents, beginning of period	—	38,341	863	—	39,204

Cash and cash equivalents, end of period	$81	$57,466	$295	$—	$57,842

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the nine month	Navios South American Logistics Inc.	Guarantor	Non Guarantor
period ended September 30, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$19,139	$97	$—	$19,236

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(7,741)	—	—	(7,741)

Net cash used in investing activities	—	(7,741)	—	—	(7,741)

Cash flows from financing activities
Proceeds from long term loan	—	294	—	—	294
Payments of obligations under capital leases	—	(1,460)	—	—	(1,460)
Repayment of long term debt	—	(3,470)	(52)	—	(3,522)
Deferred financing costs	—	(525)	—	—	(525)
Dividends to noncontrolling shareholders	—	(467)	—	—	(467)

Net cash used in financing activities	—	(5,628)	(52)	—	(5,680)

Net increase in cash and cash equivalents	—	5,770	45	—	5,815

Cash and cash equivalents, beginning of period	—	26,604	323	—	26,927

Cash and cash equivalents, end of period	$—	$32,374	$368	$—	$32,742

NOTE 14: SUBSEQUENT EVENTS

Acquisitions

On various dates on or prior to October 24, 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes offering to pay $3,300 for the remaining portion of the acquisition price of the floating drydock facility and $9,647 for the acquisition of 31 dry barges, and $15,971 for transportation and other related costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios South American Logistics Inc.:

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows as of December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows as of December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Price Waterhouse & Co. S.R.L.

/s/ Ariel Vidan
Ariel Vidan

Buenos Aires, Argentina

March 29, 2011, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effect of the change in reportable segments discussed in Note 23 and the reclassification discussed in Note 2 as to which the date is August 5, 2011 and the guarantor information described in Note 24 as to which the date is November 10, 2011.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of

U.S. dollars—except share data)

	Notes	December 31, 2010	December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	4	$39,204	$26,927
Restricted cash		564	1,674
Accounts receivable, net	5	17,102	15,578
Prepaid expenses and other current assets	6	7,687	10,106
Inventories		5,867	3,492

Total current assets		70,424	57,777

Noncurrent assets
Vessels, port terminals and other fixed assets, net	8	296,133	246,879
Intangible assets other than goodwill	9	68,299	77,185
Goodwill	3,23	104,096	90,729
Deferred drydock and special survey costs, net	7	2,041	1,673
Deferred financing costs, net		1,030	870
Other long term assets		5,438	9,436

Total noncurrent assets		477,037	426,772

Total assets		$547,461	$484,549

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	10	$22,591	$17,953
Due to affiliate companies	18	155	94
Accrued expenses	10	9,611	7,520
Capital lease obligations	8	1,252	—
Current portion of long-term debt	11	10,171	5,829

Total current liabilities		43,780	31,396

Noncurrent liabilities
Long term debt, net of current portion	11	117,251	114,564
Capital lease obligations, net of current portion	8	31,009	—
Deferred tax liability	16	21,105	22,358
Long term liabilities		5,037	6,199

Total noncurrent liabilities		174,402	143,121

Total liabilities		218,182	174,517

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2010 and 2009	19	20	20
Additional paid-in capital		292,668	281,798
Retained earnings		17,342	11,742

Total Navios Logistics stockholders’ equity		310,030	293,560
Noncontrolling interest		19,249	16,472

Total stockholders’ equity		329,279	310,032

Total liabilities and stockholders’ equity		$547,461	$484,549

See notes to consolidated financial statements

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—

except share data)

	Notes	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Time charter, voyage and port terminal revenues		$136,756	$112,263	$97,977
Sales of products		51,217	26,627	9,801
Time charter, voyage and port terminal expenses	13	(35,410)	(32,428)	(29,146)
Direct vessel expenses		(50,422)	(37,095)	(31,804)
Cost of products sold		(47,073)	(24,246)	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	8	(17,729)	(18,020)	(14,747)
Amortization of intangible assets and liabilities, net	9	(4,486)	(3,111)	(3,244)
Amortization of deferred drydock costs	7	(394)	(270)	(70)
General and administrative expenses	14	(12,210)	(9,115)	(8,044)
Provision for losses on accounts receivable	5	(652)	(1,351)	(115)
Taxes other than income taxes		(7,921)	(4,821)	(2,954)
Gain on sales of assets		52	—	—
Interest expense and finance costs, net		(4,526)	(4,246)	(4,421)
Interest income		298	11	502
Foreign exchange differences		(3)	378	831
Other, net		64	569	206

Income before income taxes and noncontrolling interest		$7,561	$5,145	$5,525
Income taxes	16	(64)	1,654	(1,190)

Net income		$7,497	$6,799	$4,335
Less: Net income attributable to the noncontrolling interest		(1,897)	(1,448)	(907)

Net income attributable to Navios Logistics’ stockholders		$5,600	$5,351	$3,428

Basic net income per share attributable to Navios Logistics’ stockholders (basic and diluted)	21	$0.2800	$0.2676	$0.1714

Weighted average number of shares, basic		20,000	20,000	20,000

See notes to consolidated financial statements

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	00000000	00000000	00000000	00000000
	Notes	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
OPERATING ACTIVITIES:
Net income		$7,497	$6,799	$4,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	8	17,729	18,020	14,747
Amortization of deferred drydock costs	7	394	270	70
Income taxes	16	64	(1,654)	1,190
Amortization of deferred financing costs		365	284	140
Amortization of intangible assets and liabilities, net	9	4,486	3,111	3,244
Provision for losses on accounts receivable	5	652	1,351	115
Gain on sale of assets		(52)	—	—
Other		—	(240)	—
Changes in operating assets and liabilities:
Decrease/(increase) in restricted cash		1,110	(266)	—
Payments of interest on long-term financial debt		(2,409)	(1,730)	—
Increase in accounts receivable		(2,176)	(3,022)	(3,972)
Decrease/(increase) in receivable from related parties		—	135	(110)
Decrease/(increase) in prepaid expenses and other assets		44	(4,978)	(2,071)
Payments for drydock and special surveys costs		(762)	(510)	(1,504)
Decrease in other assets		172	114	872
Increase in accounts payable		5,988	7,707	2,157
Increase/(decrease) in payable to related parties		61	—	(5,854)
Increase/(decrease) in accrued expenses		774	(2,019)	6,112
Increase/(decrease) in other liabilities		167	(292)	(8,046)

Net cash provided by operating activities		34,104	23,080	11,425

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(14,114)	(26,799)	(99,212)
Acquisition of subsidiary, net of cash acquired	1, 3, 22	—	(369)	(104,108)

Net cash used in investing activities		(14,114)	(27,168)	(203,320)

FINANCING ACTIVITIES:
Increase in restricted cash		—	(358)	(1,050)
Repayments of long-term financial debt		(5,240)	(2,442)	(457)
Dividends paid		(470)	—	—
Contribution from stockholders	1	—	—	112,200
Contribution from noncontrolling shareholders	1	—	564	—
Proceeds from long-term financial debt	11	293	22,469	70,120
Proceeds from long-term liabilities	11	—	—	15,808
Payments of capital lease obligations	8	(1,771)	—	—
Deferred financing costs	11	(525)	(734)	(560)

Net cash (used in)/provided by financing activities		(7,713)	19,499	196,061

Net increase in cash and cash equivalents		12,277	15,411	4,166

Cash and cash equivalents, beginning of year		26,927	11,516	7,350

Cash and cash equivalents, end of year		$39,204	$26,927	$11,516

	00000000	00000000	00000000	00000000
	Notes	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest		$4,464	$3,959	$3,265
Cash paid for income taxes		$485	$2,238	$2,553
Non- cash investing and financing activities:
Acquisition of vessels		$(48,417)	$—	$—
Long term financial debt		$14,385	$21,591	$—
Capital lease obligations	8	$34,032	$—	$—
Other long-term liabilities	11	$—	$—	$15,808
Exercise option from acquisition of vessels	9	$4,400	$3,200	$—
Interest reclassified to long term financial debt Makenita H		$—	$2,409	$—
Interest reclassified to long term financial debt Estefania H		$—	$1,730	$—
Shares released to the Shareholders of Horamar	3	$—	$—	$102,432
Contribution receivable from noncontrolling shareholders (See Note 22)		$(2,237)	$2,237	$—
Contribution from noncontrolling shareholders		$1,350	$—	$—

See notes to consolidated financial statements

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Shares Amount	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2007	12,765	$13	$67,173	$2,963	$70,149	$—	$70,149
Contributions from controlling shareholders (Note 1)	—	—	112,200	—	112,200	—	112,200
Acquisition of Horamar (Note 3)	7,235	7	102,425	—	102,432	10,836	113,268
Net income				3,428	3,428	907	4,335

Balance December 31, 2008	20,000	$20	$281,798	$6,391	$288,209	$11,743	$299,952
Contributions from noncontrolling shareholders	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	480	480
Net income				5,351	5,351	1,448	6,799

Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Release of escrow shares	—	—	10,870	—	10,870	—	10,870
Contributions from noncontrolling shareholders	—	—	—	—	—	1,350	1,350
Distribution of dividends	—	—	—	—	—	(470)	(470)
Net income				5,600	5,600	1,897	7,497

Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279

See notes to consolidated financial statements

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) and its subsidiaries is one of the principal inland waterway transportation companies operating in South America.

Navios Logistics offers an end-to-end logistics and port terminal business conducting operations in the Hidrovia region of South America and is focused on providing its customers integrated transportation, storage and related services.

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to offer end-to-end logistics solutions for both its dry and liquid port customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. The Company provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphthas, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

Navios Logistics is focused on growing its businesses as a provider of logistics solutions to the region through port facilities and a versatile fleet of wet and dry barges serving the needs of a number of industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow, when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics. See Note 3 for a description of the Company’s acquisition of Horamar.

The 7,235 shares issued to effect the acquisition of Horamar were valued at fair value as discussed in Note 3 as this was a transaction involving unrelated, independent parties, while the 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis, as further described in Note 2 and Note 3.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation and Principles of Consolidation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

For the years ended December 31, 2010, 2009 and 2008, the Company reclassified amounts of $50,422, $37,095 and $31,804 from time charter, voyage and port terminal expenses to direct vessel expenses since the Company considers that this is a better presentation to reflect the results of operations.

Net assets of CNSA contributed by Navios Holdings to the Company on January 1, 2008 were accounted for at carryover basis, reflecting the carrying amount of such assets and liabilities, as that transaction occurred primarily between entities that were under common control and common management. The book value of such contribution totaled $70,149.

The effects of the acquisition of Horamar and the contribution of CNSA were reflected in the consolidated statement of equity for the year ended December 31, 2008 in a single line item.

The accompanying consolidated financial statement information as of and for the year ended December 31, 2010 includes the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The acquisition of Horamar has been accounted for as a business acquisition as described in Note 3. Accordingly, all assets and liabilities were revalued to 100% of their respective fair values at the date of acquisition. The contingent consideration was accounted for when the contingency was resolved.

(b) Change in Accounting Policy:

In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance, according to which accounting and reporting for noncontrolling interests will be characterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that specify disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This guidance applies to all entities that prepare consolidated financial statements, except not-for profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that consolidate a subsidiary that has an outstanding noncontrolling interest. The guidance was effective for Navios Logistics as of January 1, 2009 and as a result the Company has adopted the presentation of noncontrolling interests in the consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, and consolidated statement of changes in equity.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c) Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair market value on the date of acquisition. Barges, pushboats and other vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

	00000000	00000000	00000000	00000000	00000000	00000000
	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature/Vessel Name	Ownership	2010	2009	2008
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Compania de Transporte Fluvial Int S.A.	Uruguay	Sub-Holding Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Thalassa Energy S.A.	Argentina	Barge-Owning Company	62.50%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	51%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	51%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	62.50%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS South Inc.	Panama	Tanker-Owning Company	62.50%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mercopar Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	1/1 -12/09	1/1 -12/31
Nagusa Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	1/1 -12/09	1/1 -12/31
Hidrovia OSR Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	1/1 -12/09	1/1 -12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 -12/31	1/1 - 12/31	1/1 -12/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 -12/31
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1 - 12/31	1/1 - 12/31	1/1 -12/31
Petrovia S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 -12/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 12/31	1/1 -12/31	1/1 -12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Flota Mercante Paraguaya S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 -12/31
Compañia de Transporte Fluvial S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 -12/31
Hidrogas S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 -12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 12/31	1/1 -12/31	4/16 -12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1 - 12/31	10/29 -12/31	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	4/1 - 12/31	—	—
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	4/1 - 12/31	—	—

(i)	These companies were sold on December 10, 2009 to independent third parties.
(ii)	These companies were merged into other Paraguayan companies in 2009.

(d) Use of Estimates:

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(e) Cash and Cash Equivalents:

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less.

(f) Restricted Cash:

Restricted cash consists of cash retention accounts that are restricted for use as general working capital due less than 12 months unless such balances exceed installment and interest payments due to vessels’ lenders.

(g) Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

(h) Inventories:

Inventories, which are comprised of petroleum products, are valued at the lower of cost or market as determined on the first-in, first-out basis. Other inventories, such as lubricants and stock provisions on board of the owned vessels at period end, were classified under “Prepaid expenses and other current assets”.

(i) Barges, Pushboats and Other Vessels:

Barges, pushboats and other vessels acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other barges, pushboats and other vessels acquired are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2010 amounted to $1,758 ($2,409 in 2009 and $2,030 in 2008).

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of the Company’s vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. The Company capitalizes interest on long-term construction projects. Additional information is given in Note 11.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(j) Port Terminals and Other Fixed Assets, net:

Port terminals and other fixed assets acquired as part of a business combination are recorded at fair market value on the date of acquisition. Port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful life of the assets are:

Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(k) Impairment of Long-Lived Assets:

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2010, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment loss should be recognized on the long-lived assets.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

(l) Deferred Drydock and Special Survey Costs:

The Company’s vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2010, 2009 and 2008, the amortization expense was $394, $270 and $70, respectively. Accumulated amortization as of December 31, 2010 and 2009, amounted to $734 and $340, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(m) Asset Retirement Obligation:

In accordance with accounting for asset retirement obligations, the Company records a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. At December 31, 2010 and 2009, the asset balance was $19 and $20 for each period, respectively. At December 31, 2010 and 2009, the liability balance associated with the lease of port terminal was $42 and $39, respectively.

(n) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2010, 2009 and 2008 was $365, $284 and $140, respectively.

(o) Goodwill and Other Intangibles:

(i) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Navios Logistics’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and favorable construction options.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by an external expert valuation.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and backlog assets, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets and liabilities, net” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. As of December 31, 2010 there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

0000000000
Intangible Assets/Liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Unfavorable lease terms	2
Port terminal operating rights	20 to 25
Customers relationships	20
Backlog asset-port terminal	3.6

(p) Foreign Currency Translation:

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange gain/(loss) recognized in the consolidated statement of income for each of the years ended December 31, 2010, 2009 and 2008 were $(3), $378 and $831, respectively.

(q) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 15, “Commitments and Contingencies” for further discussion.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(r) Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 23 for details.

(s) Revenue and Expense Recognition:

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charter of tanker vessels, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the accrued days over the total voyage of the pushboat having the barge in tow.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market. Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Time Charter, Voyage and Port Terminal Expense:

These categories comprise all expenses related to the operation of vessels, including crewing, fuel, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Voyage expenses also comprise all expenses related to each particular voyage, including time charter hire paid and voyage right paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions, direct port terminal expenses and other miscellaneous expenses. Time charter, voyage and port terminal expenses are recognized as incurred.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(t) Financial Instruments:

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables, long-term debt and other liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant accounting policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counter-parties for credit risk. Navios Logistics, through its access to Navios Holdings policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances for their working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income.

(u) Earnings per Share:

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.

(v) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay are exempted from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

The Company has tax years open ranging from 2005 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

The Company classifies interest and penalties in the consolidated statement of income under income taxes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences or losses carried forward that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(w) Other Taxes:

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company recorded as other current assets a total amount of $487 for the year ended December 31, 2010 ($300 in 2009) in relation to MPIT.

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.3% for the year ended December 31, 2010. Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of income and amounted to $2,715 for the year ended December 31, 2010 ($1,500 in 2009 and $1,200 in 2008).

(x) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

(y) Pension Information:

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

(z) Severance Payments:

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(aa) Trade Accounts Receivable:

The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

provision for doubtful accounts. The provision for losses on accounts receivable charged to the statements of income for each of the years ended December 31, 2010, 2009 and 2008 amounted to $115, $1,351 and $652, respectively. The increase in amounts charged to expense during the year ended December 31, 2009 resulted principally from an increase in amounts invoiced for demurrages. Historically, demurrages were not systematically invoiced to clients and, accordingly, these invoices were initially subject to a higher incidence of write-off than other amounts invoiced.

(ab) Recent Accounting Pronouncements:

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Logistics adopted these new requirements in the first quarter of fiscal 2010.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which will be effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. This new guidance was effective for Navios Logistics beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Logistics will continue to consider the impacts of this new guidance on an on-going basis.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Logistics for transfers of financial assets beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: ACQUISITIONS

Acquisition of 51% of Hidronave South American Logistics S.A.

On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave South American Logistics S.A. (“Hidronave S.A.”) for a cash consideration of $500 and took delivery of the Nazira, a pushboat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284 and has all been allocated to the Company’s Barge Business segment.

None of the goodwill recognized is expected to be deductible for income tax purposes.

The acquisition of Hidronave S.A. was accounted for a business combination since it has ongoing revenue-producing activities, and the Company obtained access to operate through some rivers in Brazil. As no identifiable intangible assets existed, goodwill was recognized.

The cash contribution for the acquisition of Hidronave S.A. was financed entirely by existing cash.

The acquisition of Hidronave S.A. has been accounted for as a business combination following recently adopted accounting guidance (see Note 2(ab)). Accordingly, the total purchase price has been allocated to the net identifiable tangible assets based on their respective fair values at the date of acquisition. The results of Hidronave S.A. have been included in the consolidated statement of income from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition:

Purchase price
Consideration to sellers (cash)	$500
Noncontrolling interest at fair value	480

Purchase price at 100%	980

Fair value of assets and liabilities acquired
Pushboat at fair value	1,700
Deferred taxes	(135)
Cash acquired	131
Long-term loan assumed	(817)
Other liabilities and credits, net	(183)

Total fair value of identifiable assets and liabilities of Hidronave	696

Goodwill	$284

The results of operations for periods prior to the acquisition, both individually and in the aggregate, were not material to the consolidated statements of income of the Company, and accordingly, pro forma results of operations are not presented.

Acquisition of 100% of “Horamar Group”

As described in Note 1, on January 1, 2008, Navios Holdings formed Navios Logistics’ current business operations through the combination of its existing port operations in Uruguay (CNSA) with the barge and upriver port businesses operated by Horamar. Navios Holdings contributed: (a) $112,200 in cash and (b) the authorized capital stock of its wholly owned subsidiary, CNSA, to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow, when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Those shares released from escrow, were valued on the date of the release at their fair value, determined based on the report of an independent expert for the ones released in 2008 and based on a discounted cash flows analysis prepared by the Company, which projected the expected future cash flows for its business, discounted at a rate that reflects the business’ weighted-average cost of capital for the ones released in 2010. This release of shares and cash from escrow, gave rise to an increase in goodwill and in paid-in capital, with the corresponding decrease in cash held in escrow (the per share value of the shares released from escrow in November 2008 and in June 2010 amounts to $15.21 and $21.56, respectively). The cash contribution for the acquisition of Horamar was financed entirely by existing cash. The 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis (the per share value amounts to $14.29).

The acquisition of Horamar has been accounted for as a purchase following the accounting guidance in force at the time of the acquisition. Accordingly, the total purchase price has been allocated to the net identifiable tangible and intangible assets based on their respective fair values at the date of acquisition. The results of Horamar have been included in the consolidated statement of income from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition including the release of contingent consideration as of December 31, 2008:

Adjusted purchase price
Consideration to sellers (cash—excluding escrow cash of $2,500)	$109,700
Consideration to sellers (7,685 common shares of Navios Logistics)	98,971

Total consideration paid	208,671
Transaction costs (1)	3,461

Purchase price at 100% plus transaction costs	212,132

Fair value of assets and liabilities acquired
Vessel fleet and Petrosan port tangible assets	121,377
Identified intangible assets	60,350
Other non current assets (Note 15)	7,124
Deferred taxes	(25,725)
Other non-current liabilities (Note 15)	(16,408)
Identified intangible liabilities	(3,010)
Noncontrolling interest	(10,836)
Net working capital, including cash acquired of $5,592	3,386

Total fair value of identifiable assets and liabilities of Horamar	136,258

Goodwill	$75,874

(1)	These transaction costs of $3,461 were paid by Navios Holdings on behalf of Navios Logistics and have therefore been reflected in the Company’s consolidated statement of equity as a capital contribution.

As of December 31, 2009, excluding the remaining contingent consideration still in escrow, Navios Holdings held 65.5% of Navios Logistics’ outstanding stock. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,370, to reflect the changes in minority interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release was accounted for by increasing goodwill and increasing paid-in capital.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9%; and (e) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the logistics business.

Goodwill arising from the acquisition, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities, totaled $75,874 and has been allocated to the Company’s Logistics Business segment in its entirety. Goodwill derives from the fair value of the going concern element of the acquiree, as well as the fact that the acquisition of Horamar gave the Company access to the business of transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system, turning the Company into one that offers an integrated end-to-end logistics and port terminal business. None of the goodwill is deductible for tax purposes.

The acquired intangible assets (amounting to $60,350 at the acquisition date) and liabilities (amounting to $3,010 at the acquisition date), listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

Description	Weighted Average Amortization Period (Years)
Trade name	10
Favorable lease terms	2 to 5
Unfavorable lease terms	2
Port terminal operating rights	20
Customers relationships	20

A fundamental premise of valuation is that the value of an intangible asset is equal to the present value of the future benefits of ownership. Since no single formula can determine the value of every business or asset due to different risks and earnings qualities, different concepts and approaches to value have evolved. There are three concepts that are relevant to all valuation assignments: (i) the Cost Approach, which the Company applied through the application of the Replacement Cost Method in valuing the Assembled Workforce of the Company, although the Assembled Workforce is included within Goodwill for accounting purposes, determination of its fair value is necessary in the application of the Excess Earnings Method of the Income Approach in the valuation of Customer Relationships, (ii) the Market Approach, some elements of which were employed in the determination of a fair royalty rate in valuation of the trade name and trademarks of the Company, and (iii) the Income Approach, of which the Discounted Cash Flows Method of the Income Approach was used to perform a business enterprise valuation to ascertain the reasonableness of the purchase price and to determine whether the expected future cash flows of the enterprise support the valuation of the assets.

The following is a summary of the acquired identifiable intangibles assets/liabilities as of December 31, 2010:

Description	Gross Amount	Accumulated Amortization	Transfer to Vessel Cost	Net Amount
Trade name	$10,420	$(3,126)	$—	$7,294
Favorable lease terms	$3,780	$(2,396)	$—	$1,384
Favorable construction contracts (*)	$7,600	$—	$(7,600)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Description	Gross Amount	Accumulated Amortization	Transfer to Vessel Cost	Net Amount
Unfavorable lease terms	$(3,010)	$3,010	$—	$—
Port terminal operating rights	$3,060	$(459)	$—	$2,601
Customers relationships	$35,490	$(5,324)	$—	$30,166

Total Net	$57,340	$(8,295)	$(7,600)	$41,445

(*)	This amount was not amortized and when the vessel was delivered, was capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Following the delivery of the tankers vessels Makenita H and Sara H in 2009 and 2010, respectively, $3,200 and $4,400, respectively, have been transferred to the cost of the vessels.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2010	December 31, 2009
Cash on hand and at banks	$26,080	$22,422
Short-term deposits	13,124	4,505

Total cash and cash equivalents	$39,204	$26,927

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2010	December 31, 2009
Accounts receivable	$18,080	$17,167
Less: Provision for losses on accounts receivables	(978)	(1,589)

Accounts receivable, net	$17,102	$15,578

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Acquisition of Subsidiary	Balance at End of Year
Year ended December 31, 2008	$—	$(115)	$—	$(181)	$(296)
Year ended December 31, 2009	$(296)	$(1,351)	$58	$—	$(1,589)
Year ended December 31, 2010	$(1,589)	$(652)	$1,263	$—	$(978)

See Note 2(t) for a discussion of credit risk. For the year ended December 31, 2010, only one customer accounted for 17.5% of the Company’s revenues. For both years ended December 31, 2009 and 2008, one customer accounted for 10.2% and 17.6% of the Company’s revenue, respectively.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2010	December 31, 2009
Supplies	$1,689	$1,356
VAT and other tax credits	1,203	2,330
Contributions to be made by noncontrolling shareholders	—	2,237

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	December 31, 2010	December 31, 2009
Insurance claims receivable, net	545	900
Deferred insurance premiums	958	1,076
Prepaid charter-in hire	541	21
Advances to suppliers	740	650
Professional fees	844	—
Other	1,167	1,536

Total prepaid expenses and other current assets	$7,687	$10,106

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

Contributions to be made by noncontrolling shareholders represent the outstanding amount that the noncontrolling shareholders need to pay as part of their contributions for the Malva H, the Estefania H and the Makenita H. Following the completion of the vessels’ construction, part of the cost of these vessels was financed though loan and the rest of it through shareholder contributions. The total contribution receivable was calculated taking into consideration the total cost of the vessel less the amount of the loan used for the vessels’ financing.

NOTE 7: DEFERRED DRYDOCK AND SPECIAL SURVEY COSTS, NET

Capitalized drydock expenses consist of the following:

	December 31, 2010	December 31, 2009
Original book value	$2,775	$2,013
Accumulated amortization	(734)	(340)

Net book value	$2,041	$1,673

Amortization of capitalized drydock and special survey expenses for each of the years ended December 31, 2010, 2009 and 2008, amounts to $394, $270 and $70, respectively.

NOTE 8: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$27,098	$(2,149)	$24,949
Additions	4,770	(910)	3,860

Balance December 31, 2008	$31,868	$(3,059)	$28,809
Additions	2,958	(987)	1,971

Balance December 31, 2009	$34,826	$(4,046)	$30,780
Additions	4,675	(1,048)	3,627

Balance December 31, 2010	$39,501	$(5,094)	$34,407

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$—	$—	$—
Acquisition of Horamar	12,557	—	12,557
Additions	—	(820)	(820)

Balance December 31, 2008	$12,557	$(820)	$11,737
Additions	87	(1,257)	(1,170)
Transfers from tankers vessels, barges and pushboats	12,659	(437)	12,222

Balance December 31, 2009	$25,303	$(2,514)	$22,789
Additions	454	(1,423)	(969)

Balance December 31, 2010	$25,757	$(3,937)	$21,820

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$—	$—	$—
Acquisition of subsidiary (Horamar, see Note 3)	106,714	—	106,714
Additions	93,941	(12,864)	81,077

Balance December 31, 2008	$200,655	$(12,864)	$187,791
Additions	29,129	(15,574)	13,555
Acquisition of subsidiary (Hidronave, see Note 3)	1,700	—	1,700
Transfers to oil storage plant and port facilities for liquid cargoes	(12,659)	437	(12,222)
Disposals	(392)	250	(142)

Balance December 31, 2009	$218,433	$(27,751)	$190,682
Additions	60,471	(14,933)	45,538
Disposals	(67)	47	(20)

Balance December 31, 2010	$278,837	$(42,637)	$236,200

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$—	$—	$—
Acquisition of Horamar	2,106	—	2,106
Additions	838	(153)	685
Disposals	(337)	—	(337)

Balance December 31, 2008	$2,607	$(153)	$2,454
Additions	505	(202)	303
Disposals	(322)	193	(129)

Balance December 31, 2009	$2,790	$(162)	$2,628
Additions	1,443	(325)	1,118
Disposals	(94)	54	(40)

Balance December 31, 2010	$4,139	$(433)	$3,706

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$27,098	$(2,149)	$24,949
Acquisition of subsidiary (Horamar, see Note 3)	121,377	—	121,377
Additions	99,549	(14,747)	84,802
Disposals	(337)	—	(337)

Balance December 31, 2008	$247,687	$(16,896)	$230,791
Additions	32,679	(18,020)	14,659
Acquisition of subsidiary (Hidronave, see Note 3)	1,700	—	1,700
Disposals	(714)	443	(271)

Balance December 31, 2009	$281,352	$(34,473)	$246,879
Additions	67,043	(17,729)	49,314
Disposals	(161)	101	(60)

Balance December 31, 2010	$348,234	$(52,101)	$296,133

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As indicated in Note 11, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2010 and 2009, the net book value of such assets was $45,568 and $45,418, respectively.

During 2008, the Company acquired a fleet of liquid and dry barges and pushboats for transporting dry and liquid cargo on the river system in the Hidrovia region. The total cost of the acquisition of fixed assets, including transportation costs, amounted to approximately $72,000 and the fleet was fully operational during the fourth quarter of 2008. The acquisition was financed by a loan facility of $70,000 with Marfin Egnatia Bank S.A. (see Note 11).

In September 2008, Navios Logistics began the construction of a new silo at its port facility in Uruguay, which has been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. The project was funded by Navios Logistics’ internally generated cash. For the construction of the new silo, Navios Logistics paid an amount of $7,537 ($4,770 was paid during 2008 and $2,767 during 2009).

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira. The facility, which is expected to be operative by April 2011, is being financed entirely with funds provided by the port operations. For the construction of the facility Navios Logistics paid an amount of $3,043 during the year ended December 31, 2010.

In 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $987.

In July 2008, June 2009 and February 2010, the Company took delivery of three product tankers, the Estefania H, the Makenita H and the Sara H, respectively. The purchase price of the vessels (including direct costs) amounted to approximately $19,695, $25,207 and $17,981, respectively (see Note 11).

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $18,717 and $17,895. As of December 31, 2010 the obligations for these vessels were accounted for as capital leases and the lease payments during 2010 for both vessels were $1,771.

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2010
San San H and Stavroula	$36,612
Less: Accumulated amortization	(162)

Net book value	$36,450

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of December 31, 2010, are as follows:

Payment Due by Period	December 31
2011	$2,190
2012	31,539

Total future minimum lease payments (1)	33,729
Less: amount representing interest (2)	(1,468)

Present value of future minimum lease payments (3)	$32,261

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(3)	Reflected in the balance sheet as current and noncurrent obligations under capital leases of $1,252 and $31,009, respectively.

NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2010 and 2009 consist of the following:

December 31, 2010	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2010
Trade name	$10,420	$(3,126)	$—	$7,294
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	36,120	(5,954)	—	30,166
Favorable construction contracts (*)	7,600	—	(7,600)	—
Favorable lease terms	3,780	(2,396)	—	1,384

Total Intangible assets	91,980	(16,081)	(7,600)	68,299

Unfavorable lease terms	(3,010)	3,010	—	—

Total	$88,970	$(13,071)	$(7,600)	$68,299

December 31, 2009	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2009
Trade name	$10,420	$(2,084)	$—	$8,336
Port terminal operating rights	34,060	(3,678)	—	30,382
Customer relationships	36,120	(4,179)	—	31,941
Favorable construction contracts (*)	7,600	—	(3,200)	4,400
Favorable lease terms	3,780	(1,654)	—	2,126

Total Intangible assets	91,980	(11,595)	(3,200)	77,185

Unfavorable lease terms	(3,010)	3,010	—	—

Total	$88,970	$(8,585)	$(3,200)	$77,185

(*)	This amount is not amortized. When the vessel was delivered, the amount was capitalized as part of the cost of the vessel and then depreciated over the remaining useful life of the vessel. Following the delivery of the tanker vessels Sara H and Makenita H, $4,400 as of December 31, 2010 and $3,200 as of December 31, 2009, respectively, have been transferred to the cost of each vessel.

Amortization expense, net for each of the years ended December 31, 2010, 2009 and 2008, amounted to $4,486, $3,111 and $3,244, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$2,084	7,294
Port terminal operating rights	927	927	927	927	927	24,820	29,455
Customer relationships	1,775	1,775	1,775	1,775	1,775	21,291	30,166
Favorable lease terms	692	692	—	—	—	—	1,384

Total	$4,436	$4,436	$3,744	$3,744	$3,744	$48,195	68,299

NOTE 10: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2010	December 31, 2009
Trade payable	$21,064	15,960
Rent payable	1,205	1,297
Professional fees payable	322	696

Total accounts payable	$22,591	$17,953

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Accrued expenses consist on the following:

	December 31, 2010	December 31, 2009
Accrued salaries	$5,228	$3,344
Taxes payable	2,709	2,154
Accrued fees	731	40
Accrued interest	81	1,417
Other	862	565

Total accrued expenses	$9,611	$7,520

NOTE 11: BORROWINGS

Borrowings consist of the following:

	December 31, 2010	December 31, 2009
Marfin Loan	$70,000	$70,000
Loan for Malva H	6,645	7,976
Loan for Estefania H	14,405	16,242
Loan for Makenita H	21,093	24,000
Loan for Sara H	14,087	—
Loan for Nazira	735	804
Loan for Formosa, San Lorenzo	457	1,371

Total borrowing	127,422	120,393
Less: current portion	(10,171)	(5,829)

Total long-term borrowings	$117,251	$114,564

Loan with Marfin Egnatia Bank S.A.

On March 31, 2008, the Company, through its subsidiary, Nauticler S.A., entered into a $70,000 loan with Marfin Egnatia Bank S.A. due in 2011 bearing interest of LIBOR plus a margin of 175 basis points. The net proceeds of $69,500 were used entirely to acquire a fleet of barges and pushboats (see Note 8). In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one-year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, also providing an increase in margin to 300 basis points. The loan is repayable in one installment by March 2012. Interest accrued for the year ended December 31, 2010 amounted to $2,290 ($2,349 in 2009 and $2,896 in 2008) and is included in interest in the consolidated statements of income. The loan is secured by a pledge over the shares of the Company. The loan contains restrictions which, among other things, limit the incurrence of additional indebtedness and payment of dividends without the bank’s prior written consent.

Other Loans

Navios Logistics assumed a $9,500 loan facility that was entered into by its majority owned subsidiary HS Shipping Ltd. Inc. in 2006, in order to finance the construction of a 8,974 dwt double-hull tanker, the Malva H. After the vessel delivery, the interest rate is LIBOR plus 150 basis points. The loan is repayable in installments that shall not be less than 90% of the amount of the last hire payment due by Horamar to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be prepaid before such date, with two days written notice. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $6,645 ($7,976 in 2009).

Navios Logistics assumed a $2,286 loan facility that was entered into by its majority owned subsidiary Thalassa Energy S.A. in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bears interest at LIBOR plus 150 basis points. The loan is repayable in five equal installments of $457, four of which were made in November 2008, June 2009, January 2010 and August 2010, and the remaining one is repayable in March 2011. The loan also requires compliance with certain covenants. . The loan is secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2010, the amount outstanding under this facility was $457 ($1,371 in 2009).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On September 4, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Estefania H for an amount of up to $18,710 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed May 15, 2016. As of December 31, 2010, the amount outstanding under this facility was $14,405 ($16,242 in 2009). The loan also requires compliance with certain covenants.

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. prior to the repayment date in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2010, the outstanding loan balance was $735 ($804 in 2009). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.

On December 15, 2009, in order to finance the acquisition cost of Makenita H, Navios Logistics entered into a loan facility for $24,000 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed March 24, 2016. As of December 31, 2010, the amount outstanding under this facility was $21,093 ($24,000 in 2009). The loan also requires compliance with certain covenants.

On December 20, 2010, in order to finance the acquisition cost of Sara H, Navios Logistics entered into a loan facility for $14,385 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed May 24, 2016. As of December 31, 2010, the amount outstanding under this facility was $14,087. The loan also requires compliance with certain covenants.

In connection with the loans the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants as of the year ended December 31, 2010.

The maturity table below reflects future capital payments of the long-term debt outstanding as of December 31, 2010, for the next five years and thereafter.

Year
Amount in thousands of U.S. dollars
2011	10,171
2012	73,069
2013	3,069
2014	3,069
2015	3,069
2016 and thereafter	34,975

Total	127,422

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about fair value of financial instruments

Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. See Note 5 for details of concentration of credit risk.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2010 and 2009 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2010 is measured based on the amount that would be paid to transfer the liability to a credit-equivalent market participant at the measurement date. As of December 31, 2010, the fair value of the Company’s debt was $118,610 ($116,843 in 2009) and the related carrying amount was $127,422 ($120,393 in 2009).

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 13: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the year ended December 31, 2010, 2009 and 2008 were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Fuel	$17,457	$16,638	$18,706
Time charter	5,359	3,743	1,548
Ports payroll and related costs	3,155	2,273	2,083
Docking expenses	2,049	1,689	2,201
Maritime and regulatory fees	1,677	1,026	1,066
Towing expenses	1,457	3,848	698
Office and general expenses	4,256	3,211	2,846

Total	$35,410	$32,428	$29,148

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2010, 2009 and 2008 were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Payroll and related costs	$4,906	$3,745	$3,690
Professional fees	3,685	3,081	2,396
Other expenses	3,619	2,289	1,958

Total	$12,210	$9,115	$8,044

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2010, the remaining liability related to these pre-acquisition contingencies amounted to $4,674 ($6,003 in 2009; $6,018 in 2008) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

On August 19, 2009, the Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. The guarantee will expire on August 18, 2011. On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1,500 and shall remain in full force and effect until December 31, 2011.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position or results of operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 16: INCOME TAXES

As indicated in Note 2(w), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2010.

The components of income before taxes in consolidated companies for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Argentina	$(4,608)	$(2,991)	$(2,129)
Paraguay	(3,338)	(6,122)	(4,936)
Uruguay	15,218	14,981	11,604
Others	289	(723)	986

Total income before taxes	$7,561	$5,145	$5,525

The accrual for income taxes is comprised of:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current	$(737)	$(1,580)	(964)
Deferred	1,743	2,956	1,230

Total Argentina	$1,006	$1,376	$$266
Current	$(580)	(486)	(497)
Deferred	(490)	764	(959)

Total Paraguay	$(1,070)	$278	(1,456)

Total accrual for income taxes	$(64)	$1,654	$(1,190)

A reconciliation between the income tax expense resulting from applying the Marshall Islands, Panamanian or Uruguayan statutory income tax rate and the reported income tax expense has not been presented herein, as it would not provide any additional useful information to the users of these consolidated financial statements, as the Company’s net income is subject to neither Marshall Islands, Panama nor Uruguay tax.

A reconciliation between the income tax expense resulting from applying the Brazilian or Paraguayan statutory income tax rate and the reported income tax expense has not been presented herein since these amounts are not material to the consolidated financial statements.

Reconciliation of tax benefit (expense) to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Income before taxes	$(4,608)	$(2,991)
Statutory tax rate	35%	35%

Income before taxes at the statutory tax rate	1,613	1,047
Permanent differences	(607)	329

Income tax benefit of the year	$1,006	$1,376

At December 31, 2010, Argentinean subsidiaries had accumulated benefit from tax loss carry-forward (“NOLs”) for a consolidated total of $435 ($420 in 2009) that expires mainly in 2015. The use of the NOLs and MPIT will depend upon future taxable income in Argentina.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2010	December 31, 2009
Deferred income tax assets:
Tax loss carry-forward	$435	$420
Other deferred income tax assets	485	619

Total deferred income tax assets	920	1,039

Deferred income tax liabilities:
Intangible assets	(13,546)	(14,749)
Property, plant and equipment, net	(6,239)	(6,792)
Other	(2,240)	(1,856)

Total deferred income tax liabilities	(22,025)	(23,397)

Net deferred income tax liabilities	$(21,105)	$(22,358)

Uncertainty in Income Taxes

On January 1, 2008, the Company adopted the new accounting guidance for accounting and disclosure of uncertain tax positions. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of the new accounting guidance did not result in an increase to the net liability for unrecognized tax benefits.

NOTE 17: LEASES

Chartered-out:

As of December 31, 2010, the future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters were as follows (in thousands):

Amount
2011	$36,675
2012	22,500
2013	9,437

Total	$68,612

Revenues from time charter are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Chartered-in:

As of December 31, 2010, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows (in thousands):

Amount
2011	$6,108
2012	4,734
2013	2,561

Total	$13,403

For the year ended December 31, 2010, charter hire expense for chartered-in pushboats and barges amounted to $5,359 ($3,743 and $1,548 in 2009 and 2008, respectively).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Office space:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2011	$183
2012	133
2013	58
2014	51
2015	51
2016 and thereafter	232

Total	$708

Rent expense for office space amounted to $117 for the year ended December 31, 2010 ($71 in 2009 and $54 in 2008).

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2010 and 2009, the balances of payables to related parties, was as follows:

	December 31, 2010	December 31, 2009
Navios Holdings	$155	$94

Such payables do not accrue interest and do not have a specific due date for their settlement.

Navios Logistics rents barges and pushboats and pays expenses for lodging at a hotel indirectly owned by certain members of the Lopez family. In relation to these transactions, amounts payable to other related parties different from Navios Holdings, amounted to $322 as of December 31, 2010 ($538 in 2009) and rent expense for the year ended December 31, 2010, amounted to $2,155 ($2,165 in 2009 and $2,158 in 2008).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $620 and lease agreements expire in 2011. The Company believes that terms and provisions of these lease agreements are the same as those that would have been agreed with an unrelated third party.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1,500 and the lease agreements expire in 2012. The Company believes the terms and provisions of these lease agreements are the same as those that would have been agreed with an unrelated third party.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total annual expense payments were $35 as of December 31, 2010 ($45 in 2009 and $38 in 2008). The Company believes that the terms and provisions of the lodgings are the same as those that would have been agreed with an unrelated third party.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Certain back-office, information and technology and other administrative services have been rendered to the Company by Navios Holdings, its controlling shareholder. As the amounts involved are deemed to be immaterial, these transactions have not been disclosed in these consolidated financial statements.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired in December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2010 ($900 in 2009; $900 in 2008).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company has amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2010 and 2009, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares have been irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.

NOTE 20: RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the laws of the countries in which the Company conducts its operations, the Company is subject to certain restrictions on the distribution of profits. Under the laws of Argentina, Brazil, Paraguay and Uruguay, a minimum of 5% of net income for the year calculated in accordance with local generally accepted accounting principles, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital of those subsidiaries.

The payment of dividends is in the discretion of Navios Logistics’ board of directors. The Company has not paid a dividend to date, and anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by the Company’s board of directors and will depend on a number of factors, including the provisions of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as the Company’s board of directors may deem relevant.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company’s ability to pay dividends is restricted by the terms of a loan facility between the Company and Marfin Popular Bank Public Co. Ltd., which provides that throughout the security period neither the borrower nor other member of the group will declare or pay any dividends or make any distributions to their shareholders in any form whatsoever without the lender’s prior written consent. Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, the Company’s ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics.

NOTE 21: EARNINGS PER COMMON SHARE

Basic net earnings per common share are computed using the weighted-average number of common shares outstanding. The computations of basic net earnings per share for each of the years ended December 31, 2010, 2009 and 2008, are as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net income attributable to Navios Logistics’ Shareholders	$5,600	$5,351	$3,428

Basic weighted-average shares	20,000	20,000	20,000

Net earnings per share from continuing operations:
Basic	$0.2800	$0.2676	$0.1714

The dilutive effect of potential common shares outstanding is included in diluted net earnings per share. At December 31, 2010, 2009 and 2008, the Company has no dilutive potential categories.

NOTE 22: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

As described in Note 1, on January 1, 2008, Navios Holdings contributed to the Company with (i) $112,200 in cash, and (ii) 100% participation in CNSA in exchange for 12,765 shares of Navios Logistics. Accordingly, the non-cash contribution consisted of as follows:

January 1, 2008
Assets
Cash	$7,350
Short-term investments	175
Accounts receivable	294
Goodwill	14,571
Intangible assets, net	29,179
Fixed assets, net	24,949
Other non-current assets, net	190
Liabilities
Accounts payable	$(600)
Debt	(5,854)
Other liabilities	(105)

Total net assets received	$70,149

Less: Cash received	(7,350)

Total non-cash contribution	$62,799

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Interest and income taxes paid for the years ended December 31, 2010, 2009 and 2008, were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash paid for interest	$4,464	$3,959	$3,265
Cash paid for income taxes	$485	$2,238	$2,553

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for each of the years ended December 31, 2010, 2009 and 2008 amounted to $1,758, $2,409 and $2,030, respectively.

During 2009, interest amounting to $4,139 was reclassified as long-term debt ($0 in 2010).

Payments made in 2010, 2009 and 2008 for the acquisition of subsidiaries were as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Considerations to sellers (Note 3)	$—	$500	$109,700
Less: cash acquired	—	(131)	(5,592)

Payment for the acquisition of subsidiaries, net of cash acquired	$—	$369	$104,108

During the year ended December 31, 2010, the Company recorded a contributions receivable from noncontrolling shareholders of $1,350 which was settled and off-set by amounts payable to these noncontrolling shareholders. During the year ended December 31, 2009, noncontrolling shareholders contributed an amount of $2,801, which consisted of $564 received in cash during 2009 and the remaining $2,237 recorded as a contributions receivable from noncontrolling shareholders as of December 31, 2009. During 2010, the $2,237 was settled and off-set by amounts payable to these noncontrolling shareholders. See also Note 6.

NOTE 23: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Historically, Navios Logistics had two reportable segments, Logistics Business and Dry Port Terminal Business. Following recent business developments, beginning in 2011, Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment is further split to form the Barge Business segment and the Cabotage Business segment. The information for the years ended December 31, 2010, 2009 and 2008 has been reclassified in accordance with the new reportable segments. The information reported to the chief operating decision maker has been modified in accordance with the change in reportable segments. A general description of each segment follows:

The Port Terminal Business segment:

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest in terms of capacity and one of the youngest Argentine cabotage fleets. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2010, 2009 and 2008:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2010	Cabotage Business Segment for the Year Ended December 31, 2010	Barge Business Segment for the Year Ended December 31, 2010	Total
Time charter, voyage and port terminal revenues	$23,374	$37,086	$76,296	$136,756
Sales of products	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	(7,411)	(2,181)	(25,818)	(35,410)
Direct vessels expenses	—	(18,519)	(31,903)	(50,422)
Cost of products sold	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(2,471)	(3,433)	(11,825)	(17,729)
Amortization of intangible assets and liabilities, net	(927)	—	(3,559)	(4,486)
Amortization of deferred drydock costs	—	(35)	(359)	(394)
General and administrative expenses	(2,088)	(260)	(9,862)	(12,210)
Provision for losses on accounts receivable	—	—	(652)	(652)
Taxes other than income taxes	—	(4,101)	(3,820)	(7,921)
Gain on sales of assets	—	—	52	52
Interest expense and finance costs, net	—	(1,582)	(2,944)	(4,526)
Interest income	257	—	41	298
Foreign exchange differences	(46)	—	43	(3)
Other, net	(37)	—	101	64

Income/(loss) before income taxes and noncontrolling interest	14,795	6,975	(14,209)	7,561
Income taxes	(61)	(938)	935	(64)

Net income/(loss)	14,734	6,037	(13,274)	7,497
Less: Net income/(loss) attributable to the noncontrolling interest	—	(2,007)	110	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600

	Port Terminal Business Segment for the Year Ended December 31, 2009	Cabotage Business Segment for the Year Ended December 31, 2009	Barge Business Segment for the Year Ended December 31, 2009	Total
Time charter, voyage and port terminal revenues	$17,988	$25,830	$68,445	$112,263
Sales of products	26,627	—	—	26,627
Time charter, voyage and port terminal expenses	(5,483)	(957)	(25,988)	(32,428)
Direct vessels expenses	—	(10,998)	(26,097)	(37,095)
Cost of products sold	(24,246)	—	—	(24,246)
Depreciation of vessels, port terminals and other fixed assets, net	(2,244)	(2,806)	(12,970)	(18,020)
Amortization of intangible assets and liabilities, net	(971)	—	(2,140)	(3,111)
Amortization of deferred drydock costs	—	—	(270)	(270)
General and administrative expenses	(1,559)	(194)	(7,362)	(9,115)
Provision for losses on accounts receivable	—	—	(1,351)	(1,351)
Taxes other than income taxes	—	(2,385)	(2,436)	(4,821)
Gain on sales of assets	—	—	—	—
Interest expense and finance costs, net	—	(1,282)	(2,964)	(4,246)
Interest income	9	—	2	11
Foreign exchange differences	57	—	321	378
Other, net	257	—	312	569

Income/(loss) before income taxes and noncontrolling interest	10,435	7,208	(12,498)	5,145
Income taxes	(39)	(858)	2,551	1,654

Net income/(loss)	10,396	6,350	(9,947)	6,799
Less: Net income/(loss) (attributable to the noncontrolling interest	—	(1,416)	(32)	(1,448)

Net income/(loss) attributable to Navios Logistics’ stockholders	$10,396	$4,934	$(9,979)	$5,351

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2008	Cabotage Business Segment for the Year Ended December 31, 2008	Barge Business Segment for the Year Ended December 31, 2008	Total
Time charter, voyage and port terminal revenues	$11,913	$18,604	$67,460	$97,977
Sales of products	9,801	—	—	9,801
Time charter, voyage and port terminal expenses	(4,930)	(1,725)	(22,491)	(29,146)
Direct vessels expenses	—	(6,711)	(25,093)	(31,804)
Cost of products sold	(9,247)	—	—	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	(2,167)	(2,149)	(10,431)	(14,747)
Amortization of intangible assets and liabilities, net	(1,105)	—	(2,139)	(3,244)
Amortization of deferred drydock costs	—	—	(70)	(70)
General and administrative expenses	(1,376)	(171)	(6,497)	(8,044)
Provision for losses on accounts receivable	—	—	(115)	(115)
Taxes other than income taxes	—	(1,154)	(1,800)	(2,954)
Gain on sales of assets	—	—	—	—
Interest expense and finance costs, net	—	(914)	(3,507)	(4,421)
Interest income	169	—	333	502
Foreign exchange differences	(406)	—	1,237	831
Other, net	(6)	—	212	206

Income/(loss) before income taxes and noncontrolling interest	2,646	5,780	(2,901)	5,525
Income taxes	(4)	(1,103)	(83)	(1,190)

Net income/(loss)	2,642	4,677	(2,984)	4,335
Less: Net income/(loss) attributable to the noncontrolling interest	—	(907)	—	(907)

Net income/(loss) attributable to Navios Logistics’ stockholders	$2,642	$3,770	$(2,984)	$3,428

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $236,200 and $190,682 at December 31, 2010 and 2009, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $56,227 and $53,569 as of December 31, 2010 and 2009, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $38,844 and $46,803 as of December 31, 2010 and 2009, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $29,455 and $30,382 as of December 31, 2010 and 2009, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business on a relative fair value basis. All three segments previously comprised a part of the Logistics Business reporting unit.

Changes in goodwill per segment for the year ended December 31, 2010 and 2009, were as follows:

	Dry Port Terminal Business Segment	Cabotage Business Segment	Barge Business Segment	Total
Balance as of December 31, 2008	$14,571	$—	$75,874	$90,445
Acquisition of Hidronave S.A.	—	—	284	284

Balance as of December 31, 2009	$14,571	$—	$76,158	$90,729
Release of escrow shares	$—	$—	$13,367	$13,367

Balance as of December 31, 2010	$14,571	$—	$89,525	$104,096

See Note 2(o) for a description of impairment testing.

NOTE 24: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis as permitted by U.S. GAAP.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Income Statement for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$136,618	$2,133	$(1,995)	$136,756
Sales of products	—	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	—	(36,202)	(1,203)	1,995	(35,410)
Direct vessel expenses	—	(49,991)	(431)	—	(50,422)
Cost of products sold	—	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	—	(17,655)	(74)	—	(17,729)
Amortization of intangible assets and liabilities, net	—	(4,486)	—	—	(4,486)
Amortization of deferred drydock costs	—	(394)	—	—	(394)
General and administrative expenses	(827)	(10,829)	(554)	—	(12,210)
Provision for losses on accounts receivable	—	(652)	—	—	(652)
Taxes other than income taxes	—	(7,921)	—	—	(7,921)
Gain on sales of assets	—	52	—		52
Interest expense and finance costs, net	—	(4,469)	(57)	—	(4,526)
Interest income	—	270	28	—	298
Foreign exchange differences	—	79	(82)	—	(3)
Other, net	—	64	—	—	64

(Loss)/income before equity in net earnings of affiliated companies	(827)	8,628	(240)	—	7,561

Equity in net earnings of affiliated companies and joint ventures	6,427	(126)	—	(6,301)	—
Income/(loss) before taxes	5,600	8,502	(240)	(6,301)	7,561

Income tax (expense)/benefit	—	(68)	4	—	(64)
Net income/(loss)	5,600	8,434	(236)	(6,301)	7,497

Less: Net (income)/loss attributable to the noncontrolling interest	—	(2,007)	110	—	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,600	$6,427	$(126)	$(6,301)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Income Statement for the year ended December 31, 2009	Navios South American Logistcs Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$112,127	$701	$(565)	$112,263
Sale of products	—	26,627	—	—	26,627
Time charter, voyage and port terminal expenses	—	(32,582)	(411)	565	(32,428)
Direct vessel expenses	—	(36,960)	(135)	—	(37,095)
Cost of products sold	—	(24,246)	—	—	(24,246)
Depreciation of vessels, port terminal and other fixed assets, net	—	(17,990)	(30)	—	(18,020)
Amortization of intangible assets and liabilities, net	—	(3,111)	—	—	(3,111)
Amortization of deferred drydock costs	—	(270)	—	—	(270)
General and administrative expenses	(536)	(8,435)	(144)	—	(9,115)
Provision for losses on accounts receivable	—	(1,351)	—	—	(1,351)
Taxes other than income taxes	—	(4,821)	—	—	(4,821)
Gain on sales of assets	—	—	—	—	—
Interest expenses and finance costs, net	—	(4,231)	(15)	—	(4,246)
Interest income	—	11	—	—	11
Foreign exchange differences	—	321	57	—	378
Other, net	—	524	45	—	569

(Loss)/income before equity in net earnings of affiliated companies	(536)	5,613	68	—	5,145

Equity in net earnings of affiliated companies and joint ventures	5,887	38	—	(5,925)	—
Income/(loss) before taxes	5,351	5,651	68	(5,925)	5,145

Income tax (expense)/benefit	—	1,653	1	—	1,654
Net income/(loss)	5,351	7,304	69	(5,925)	6,799

Less: Net income attributable to the noncontrolling interest	—	(1,417)	(31)	—	(1,448)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,351	$5,887	$38	$(5,925)	$5,351

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Income Statement for the year ended December 31, 2008	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$97,977	$—	$—	$97,977
Sales of products	—	9,801	—	—	9,801
Time charter, voyage and port terminal expenses	—	(29,146)	—	—	(29,146)
Direct vessel expenses	—	(31,804)	—	—	(31,804)
Costs of products sold	—	(9,247)	—	—	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	—	(14,747)	—	—	(14,747)
Amortization of intangible assets and liabilities, net	—	(3,244)	—	—	(3,244)
Amortization of deferred drydock costs	—	(70)	—	—	(70)
General and administrative costs	(175)	(7,869)	—	—	(8,044)
Provision for losses on accounts receivable	—	(115)	—	—	(115)
Taxes other than income taxes	—	(2,954)	—	—	(2,954)
Interest expense and finance costs, net	—	(4,421)	—	—	(4,421)
Interest Income	—	502	—	—	502
Foreign exchange differences	—	831	—	—	831
Other, net	—	206	—	—	206

(Loss)/income before equity in net earnings of affiliated companies	(175)	5,700	—	—	5,525

Equity in net earnings of affiliated companies and joint ventures	3,603	—	—	(3,603)	—

Income/(loss) before taxes	3,428	5,700	—	(3,603)	5,525

Income tax expense	—	(1,190)	—	—	(1,190)

Net income/(loss)	3,428	4,510	—	(3,603)	4,335

Less: Net income attributable to the noncontrolling interest	—	(907)	—	—	(907)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,428	$3,603	—	$(3,603)	$3,428

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as at December 31, 2010	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$—	$38,341	$863	$—	$39,204
Restricted cash	—	564	—	—	564
Accounts receivable, net	—	17,102	—	—	17,102
Due from affiliate companies	—	1,925	1,054	(2,979)	—
Intercompany receivables	11,923	(11,521)	—	(402)	—
Prepaid expenses and other current assets	844	6,809	34	—	7,687
Inventories	—	5,867	—	—	5,867

Total current assets	12,767	59,087	1,951	(3,381)	70,424

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	294,445	1,688	—	296,133
Investments in affiliates	299,645	408	—	(300,053)	—
Intangible assets other than goodwill	—	68,299	—	—	68,299
Goodwill	—	103,812	284	—	104,096
Deferred dry dock and special survey costs, net	—	2,041	—	—	2,041
Deferred financing costs, net	—	1,030	—	—	1,030
Other long term assets	—	5,434	4	—	5,438

Total noncurrent assets	299,645	475,469	1,976	(300,053)	477,037

Total assets	312,412	534,556	3,927	(303,434)	547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,556	35	—	22,591
Due to affiliate companies	1,651	(337)	1,820	(2,979)	155
Accrued expenses	731	8,519	361	—	9,611
Capital lease obligations	—	1,252	—	—	1,252
Current portion of long term debt	—	10,102	69	—	10,171
Total current liabilities	2,382	42,092	2,285	(2,979)	43,780

Noncurrent liabilities
Long term debt, net of current portion	—	116,585	666	—	117,251
Capital lease obligations, net of current portion	—	31,009	—	—	31,009
Long term liabilities	—	5,000	37	—	5,037
Deferred tax liability	—	20,976	129	—	21,105

Total noncurrent liabilities	—	173,570	832	—	174,402

Total liabilities	2,382	215,662	3,117	(2,979)	218,182

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	310,030	300,047	408	(300,455)	310,030

Noncontrolling interest	—	18,847	402	—	19,249

Total stockholders’ equity	310,030	318,894	810	(300,455)	329,279

Total liabilities and stockholders’ equity	$312,412	$534,556	$3,927	$(303,434)	$547,461

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as at December 31, 2009	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$—	$26,604	$323	$—	$26,927
Restricted cash	—	1,674	—	—	1,674
Accounts receivable, net	—	15,578	—	—	15,578
Due from affiliate companies	—	13	712	(725)	—
Intercompany receivables	9,423	(8,911)	—	(512)	—
Prepaid expenses and other current assets	—	10,074	32	—	10,106
Inventories	—	3,492	—	—	3,492

Total current assets	9,423	48,524	1,067	(1,237)	57,777

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	245,117	1,762	—	246,879
Investment in affiliates	282,348	534	—	(282,882)	—
Intangible assets other than goodwill	—	77,185	—	—	77,185
Goodwill	—	90,445	284	—	90,729
Deferred dry dock and special survey costs, net	—	1,673	—	—	1,673
Deferred financing costs, net	—	870	—	—	870
Other long term assets	2,500	6,928	8	—	9,436

Total noncurrent assets	284,848	422,752	2,054	(282,882)	426,772

Total assets	294,271	471,276	3,121	(284,119)	484,549

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	17,820	133	—	17,953
Due to affiliate companies	670	(605)	754	(725)	94
Accrued expenses	41	7,266	213	—	7,520
Capital lease obligations	—	—	—	—	—
Current portion of long term debt	—	5,760	69	—	5,829
Total current liabilities	711	30,241	1,169	(725)	31,396

Noncurrent liabilities
Long term debt, net of current portion	—	113,829	735	—	114,564
Capital lease obligations, net of current portion	—	—	—	—	—
Long term liabilities	—	6,161	38	—	6,199
Deferred tax liability	—	22,225	133	—	22,358

Total noncurrent liabilities	—	142,215	906	—	143,121

Total liabilities	711	172,456	2,075	(725)	174,517

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	293,560	282,860	534	(283,394)	293,560

Noncontrolling Interest	—	15,960	512	—	16,472

Total stockholders’ equity	293,560	298,820	1,046	(283,394)	310,032

Total liabilities and stockholders’ equity	$294,271	$471,276	$3,121	$(284,119)	$484,549

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$33,495	$609	$—	$34,104

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(14,114)	—	—	(14,114)

Net cash used in investing activities	—	(14,114)	—	—	(14,114)

Cash flows from financing activities
Proceeds from long term financial debt	—	293	—	—	293
Payment of capital lease obligations	—	(1,771)	—	—	(1,771)
Repayments of long term financial debt	—	(5,171)	(69)	—	(5,240)
Deferred financing costs	—	(525)	—	—	(525)
Dividends paid	—	(470)	—	—	(470)
Net cash used in financing activities	—	(7,644)	(69)	—	(7,713)
Net increase in cash and cash equivalents	—	11,737	540	—	12,277

Cash and cash equivalents, beginning of year	—	26,604	323	—	26,927

Cash and cash equivalents, end of year	$—	$38,341	$863	$—	$39,204

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2009	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total

Net cash provided by operating activities	$—	$22,780	$300	$—	$23,080

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(26,707)	(92)	—	(26,799)
Acquisition of subsidiary, net of cash acquired	—	(369)	—	—	(369)

Net cash used in investing activities	—	(27,076)	(92)	—	(27,168)

Cash flows from financing activities
Increase in restricted cash	—	(358)	—	—	(358)
Proceeds of long term financial debt	—	22,469	—	—	22,469
Repayments of long term financial debt	—	(2,426)	(16)		(2,442)
Deferred financing costs	—	(734)	—	—	(734)
Contributions from noncontrolling shareholders	—	564	—	—	564
Cash acquired	—	(131)	131	—	—

Net cash provided by financing activities	—	19,384	115	—	19,499

Net increase in cash and cash equivalents	—	15,088	323	—	15,411

Cash and cash equivalents, beginning of year	—	11,516	—	—	11,516

Cash and cash equivalents, end of year	$—	$26,604	$323	$—	$26,927

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2008	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(2,500)	$13,925	$—	$—	$11,425

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(99,212)	—	—	(99,212)
Acquisition of subsidiary, net of cash acquired	(109,700)	5,592	—	—	(104,108)

Net cash used in investing activities	(109,700)	(93,620)	—	—	(203,320)

Cash flows from financing activities
Increase in restricted cash	—	(1,050)	—	—	(1,050)
Proceeds from long term financial debt	—	70,120	—	—	70,120
Repayments of long term financial debt	—	(457)	—	—	(457)
Deferred financing costs	—	(560)	—	—	(560)
Contribution from stockholders	112,200	—	—	—	112,200
Proceeds from long term liabilities	—	15,808	—	—	15,808
Net cash provided by financing activities	112,200	83,861	—	—	196,061

Net increase in cash and cash equivalents	—	4,166	—	—	4,166

Cash and cash equivalents, beginning of year	—	7,350	—	—	7,350

Cash and cash equivalents, end of year	$—	$11,516	$—	$—	$11,516

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Exchange Offer for

$200,000,000 9 1/4% Senior Notes due 2019

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Under our Amended and Restated Articles of Incorporation, our Bylaws and under Section 60 of the Marshall Islands Business Corporations Act (“BCA”), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our Bylaws) that, in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.

Further, under Section 60 of the BCA and our Bylaws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

In addition, under Section 60 of the BCA and under our Bylaws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Our Bylaws further provide that any indemnification pursuant to the foregoing (unless ordered by a court) may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because they have met the applicable standard of conduct set forth above. Such determination may be made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to any action, suit or proceeding referred to in the foregoing instances, by independent legal counsel in a written opinion or by the shareholders of the corporation.

Further, and as provided by both our Bylaws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, they will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with such matter.

Likewise, pursuant to our Bylaws and Section 60 of the BCA, expenses (our Bylaws specifically includes attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that they are not entitled to indemnification. The Bylaws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our Bylaws further provide that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in their official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our Bylaws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in such capacity, or arising out of their status as such, regardless of whether the corporation would have the power to indemnify them against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our Bylaws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of their heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, our Bylaws provide that no director or officer of the corporation will be personally liable to the corporation or any shareholder of the corporation for monetary damages for breach of fiduciary duty as a director or officer, provided that a director or officer’s liability will not be limited for any breach of the director’s or the officer’s duty of loyalty to the corporation or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director or officer derived an improper personal benefit.

In addition to the above, our Bylaws provide that references to us includes constituent corporations, and defines “other enterprises” to include employee benefit plans, “fines” to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term “serving at the request of the corporation.”

Our Amended and Restated Articles of Incorporation set out a much abbreviated version of the foregoing.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
3 .1	Amended and Restated Articles of Incorporation of Navios South American Logistics Inc.
3 .2	Bylaws of Navios South American Logistics Inc.
3 .3	Certificate of Incorporation of Navios Logistics Finance (US) Inc.
3 .4	Bylaws of Navios Logistics Finance (US) Inc.
3 .5	Articles of Incorporation of Corporacion Navios S.A.
3 .6	Articles of Incorporation of Nauticler S.A.
3 .7	Articles of Incorporation of Compania Naviera Horamar S.A.
3 .8	Articles of Incorporation of Compania de Transporte de Fluvial Internacional S.A.
3 .9	Articles of Incorporation of Ponte Rio S.A.
3 .10	Articles of Incorporation of Petrovia Internacional S.A.

Exhibit No.	Description
3 .11	Bylaws of Merco Par S.A.C.I.
3 .12	Bylaws of Navegacion Guarani S.A.
3 .13	Bylaws of Hidrovia OSR S.A.
3 .14	Bylaws of Merco Fluvial S.A.
3 .15	Bylaws of Petrolera San Antonio S.A.
3 .16	Articles of Incorporation of Stability Oceanways S.A.
3 .17	Articles of Incorporation of Navarra Shipping Corporation
3 .18	Bylaws of Navarra Shipping Corporation
3 .19	Articles of Incorporation of Pelayo Shipping Corporation
3 .20	Bylaws of Pelayo Shipping Corporation
3 .21	Articles of Incorporation of Varena Maritime Services S.A.
3 .22	Bylaws of Thalassa Energy S.A.
3 .23	Articles of Incorporation of HS Tankers Inc.
3 .24	Articles of Incorporation of HS Navigation Inc.
3 .25	Articles of Incorporation of HS Shipping Ltd. Inc.
3 .26	Articles of Incorporation of HS South Inc.
4 .1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.
5 .1	Opinion of Reeder & Simpson PC, Marshall Islands Counsel to Navios South American Logistics Inc.
5 .2	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, Counsel to Navios South American Logistics Inc.
5 .3	Opinion of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz.
5 .4	Opinion of Peroni, Sosa, Tellechea, Burt & Navara.
5 .5	Opinion of Ferrere Abogados.
5 .6	Opinion of Vives y Asociados.
10 .1	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.
10 .2	Registration Rights Agreement, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc. and each of the Initial Purchasers.
10 .3	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.
21	Subsidiaries of Navios South American Logistics Inc.
23 .1	Consent of Price Waterhouse & Co. S.R.L.
23 .2	Consent of Reeder & Simpson PC (included in Exhibit 5.1).
23 .3	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.2).
23 .4	Consent of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (included in Exhibit 5.3).

Exhibit No.	Description
23 .5	Consent of Peroni, Sosa, Tellechea, Burt & Navara (included in Exhibit 5.4).
23 .6	Consent of Ferrere Abogados (included in Exhibit 5.5).
23 .7	Consent of Vives y Asociados (included in Exhibit 5.6).
23 .8	Consent of Drewry Maritime Research.
24	Power of Attorney (included on the signature page).
25	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, National Association as Trustee under the Indenture.
99 .1	Form of Letter of Transmittal.
99 .2	Form of Notice of Guaranteed Delivery.
99 .3	Form of Letter to Registered Holders and/or Participants of the Book-Entry Transfer Facility.
99 .4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99 .5	Form of Letter to Clients.
99 .6	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

All exhibits filed herewith.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements;

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(6) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective; and

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2012
Claudio Pablo Lopez

/s/ Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012
Ioannis Karyotis

/s/ Angeliki Frangou	Chairman of the Board of Directors	January 30, 2012
Angeliki Frangou

/s/ Carlos Augusto Lopez Carlos Augusto Lopez	Chief Commercial Officer–Shipping Division and Director	January 30, 2012

/s/ Horacio Enrique Lopez Horacio Enrique Lopez	Chief Operating Officer–Shipping Division and Director	January 30, 2012

/s/ Ruben Martinez Ruben Martinez	Chief Operating Officer–Port Division and Director	January 30, 2012

/s/ George Achniotis George Achniotis	Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece on January 30 , 2012.

NAVIOS LOGISTICS FINANCE (US) INC.

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: President, Secretary and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Vasiliki Papaefthymiou Vasiliki Papaefthymiou	President, Secretary and Director (Principal Executive Officer)	January 30, 2012

/s/ George Achniotis George Achniotis	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Angeliki Frangou Angeliki Frangou	Vice President	January 30, 2012

/s/ Anna Kalathakis Anna Kalathakis	Treasurer and Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece on January 30 , 2012.

CORPORACION NAVIOS S.A.

By:	/s/ Vasiliki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Chief Executive Officer (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Angeliki Frangou Angeliki Frangou	Director	January 30, 2012

/s/ Vasiliki Papaefthymiou Vasiliki Papaefthymiou	Director	January 30, 2012

/s/ Ruben Martinez Ruben Martinez	Director	January 30, 2012

/s/ Silvia Mas Silvia Mas	Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

NAUTICLER S.A. PONTE RIO S.A.

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Angeliki Frangou Angeliki Frangou	Director	January 30, 2012

/s/ George Achniotis George Achniotis	Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

COMPANIA NAVIERA HORAMAR S.A.

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Carlos Lopez Carlos Lopez	Chairman of the Board of Directors	January 30, 2012

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Horacio Lopez Horacio Lopez	Director	January 30, 2012

/s/ Pedro Eugenio Aramburu Pedro Eugenio Aramburu	Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

COMPANIA DE TRANSPORTE FLUVIAL INTERNACIONAL S.A. PETROVIA INTERNACIONAL S.A.

By:	/s/ Mauro Caballero
Name: Mauro Caballero
Title: President and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Chief Executive Officer (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Mauro Caballero Mauro Caballero	President and Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

THALASSA ENERGY S.A.

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Horacio Lopez Horacio Lopez	Director	January 30, 2012

/s/ Stella Morosoly Stella Morosoly	Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

HS TANKERS INC. HS NAVIGATION INC. HS SHIPPING LTD. INC. HS SOUTH INC.

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Treasurer and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ George Achniotis George Achniotis	President and Director (Principal Executive Officer)	January 30, 2012

/s/ Claudio Pablo Lopez Claudio Pablo Lopez	Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012

/s/ Anna Kalathakis Anna Kalathakis	Secretary and Director	January 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

MERCO PAR S.A.C.I.

By:	/s/ Horacio Lopez
Name: Horacio Lopez
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer (Principal Executive Officer)	January 30, 2012
Claudio Pablo Lopez

/s/ Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012
Ioannis Karyotis

/s/ Horacio Lopez	Chairman of the Board of Directors	January 30, 2012
Horacio Lopez

/s/ Eduardo Blanc	Director	January 30, 2012
Eduardo Blanc

/s/ Marcos Peroni	Director	January 30, 2012
Marcos Peroni

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

NAVEGACION GUARANI S.A.

By:	/s/ Carlos Lopez
Name: Carlos Lopez
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer	January 30, 2012
Claudio Pablo Lopez	(Principal Executive Officer)

/s/ Ioannis Karyotis	Chief Financial Officer	January 30, 2012
Ioannis Karyotis	(Principal Financial Officer and Chief
Accounting Officer)

/s/ Carlos Lopez	Chairman of the Board of Directors	January 30, 2012
Carlos Lopez

/s/ Norma Aguilar	Director	January 30, 2012
Norma Aguilar

/s/ Marcos Peroni	Directors	January 30, 2012
Marcos Peroni

/s/ Eduardo Blanc	Director	January 30, 2012
Eduardo Blanc

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

HIDROVIA OSR S.A.

By:	/s/ Norma Aguilar
Name: Norma Aguilar
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer	January 30, 2012
Claudio Pablo Lopez	(Principal Executive Officer)

/s/ Ioannis Karyotis	Chief Financial Officer	January 30, 2012
Ioannis Karyotis	(Principal Financial Officer and Principal
Accounting Officer)

/s/ Norma Aguilar	Chairman of the Board of Directors	January 30, 2012
Norma Aguilar

/s/ Antonio Quiñonez	Director	January 30, 2012
Antonio Quiñonez

/s/ Marcos Peroni	Director	January 30, 2012
Marcos Peroni

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

MERCO FLUVIAL S.A.

By:	/s/ Marcos Peroni
Name: Marcos Peroni
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez
Claudio Pablo Lopez	Chief Executive Officer (Principal Executive Officer)	January 30, 2012

/s/ Ioannis Karyotis	Chief Financial Officer	January 30, 2012
Ioannis Karyotis	(Principal Financial Officer and Principal
Accounting Officer)

/s/ Marcos Peroni	Chairman of the Board of Directors	January 30, 2012
Marcos Peroni

/s/ Quirino Quiñonez	Director	January 30, 2012
Quirino Quiñonez

/s/ Stella Morosoly	Director	January 30, 2012
Stella Morosoly

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

PETROLERA SAN ANTONIO S.A.

By:	/s/ Carlos Lopez
Name: Carlos Lopez
Title: Chairman of the Board of Directors

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer	January 30, 2012
Claudio Pablo Lopez	(Principal Executive Officer)

/s/ Ioannis Karyotis	Chief Financial Officer	January 30, 2012
Ioannis Karyotis	(Principal Financial Officer and Principal
Accounting Officer)

/s/ Carlos Lopez	Chairman of the Board of Directors	January 30, 2012
Carlos Lopez

/s/ Marcos Peroni	Director	January 30, 2012
Marcos Peroni

/s/ Eduardo Blanc	Director	January 30, 2012
Eduardo Blanc

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

STABILITY OCEANWAYS S.A.

By:	/s/ Carmen Rodriguez
Name: Carmen Rodriguez
Title: Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	Chief Executive Officer (Principal Executive Officer)	January 30, 2012
Claudio Pablo Lopez

/s/ Ioannis Karyotis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012
Ioannis Karyotis

/s/ Carmen Rodriguez	Director	January 30, 2012
Carmen Rodriguez

/s/ Angel Santos Rodriguez	Director	January 30, 2012
Angel Santos Rodriguez

/s/ Diogenes Moran	Director	January 30, 2012
Diogenes Moran

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Montevideo, Uruguay on January 30, 2012.

NAVARRA SHIPPING CORPORATION PELAYO SHIPPING CORPORATION

By:	/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: President and Director

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Claudio Pablo Lopez	President and Director (Principal Executive Officer)	January 30, 2012
Claudio Pablo Lopez

/s/ George Achniotis	Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012
George Achniotis

/s/ Anna Kalathakis	Secretary and Director	January 30, 2012
Anna Kalathakis

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Carmen Rodriguez	President and Director (Principal Executive Officer)	January 30, 2012
Carmen Rodriguez

/s/ Angel Santos Rodriguez	Vice President, Secretary and Director	January 30, 2012
Angel Santos Rodriguez

/s/ Brigido Navarro	Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2012
Brigido Navarro

/s/ Diogenes Moran	Director	January 30, 2012
Diogenes Moran

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Corporacion Navios S.A., Nauticler S.A., Compania Naviera Horamar S.A., Compania de Transporte Fluvial Internacional S.A., Ponte Rio S.A., Petrovia Internacional S.A., Merco Par S.A.C.I., Navegacion Guarani S.A., Hidrovia OSR S.A., Merco Fluvial S.A., Petrolera San Antonio S.A., Stability Oceanways S.A., Navarra Shipping Corporation, Pelayo Shipping Corporation, Varena Maritime Services S.A., Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc., and HS South Inc., has signed this registration statement in the City of Newark, State of Delaware, on January 30, 2012.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of Navios South American Logistics Inc.

3.2	Bylaws of Navios South American Logistics Inc.

3.3	Certificate of Incorporation of Navios Logistics Finance (US) Inc.

3.4	Bylaws of Navios Logistics Finance (US) Inc.

3.5	Articles of Incorporation of Corporacion Navios S.A.

3.6	Articles of Incorporation of Nauticler S.A.

3.7	Articles of Incorporation of Compania Naviera Horamar S.A.

3.8	Articles of Incorporation of Compania de Transporte de Fluvial Internacional S.A.

3.9	Articles of Incorporation of Ponte Rio S.A.

3.10	Articles of Incorporation of Petrovia Internacional S.A.

3.11	Bylaws of Merco Par S.A.C.I.

3.12	Bylaws of Navegacion Guarani S.A.

3.13	Bylaws of Hidrovia OSR S.A.

3.14	Bylaws of Merco Fluvial S.A.

3.15	Bylaws of Petrolera San Antonio S.A.

3.16	Articles of Incorporation of Stability Oceanways S.A.

3.17	Articles of Incorporation of Navarra Shipping Corporation

3.18	Bylaws of Navarra Shipping Corporation

3.19	Articles of Incorporation of Pelayo Shipping Corporation

3.20	Bylaws of Pelayo Shipping Corporation

3.21	Articles of Incorporation of Varena Maritime Services S.A.

3.22	Bylaws of Thalassa Energy S.A.

3.23	Articles of Incorporation of HS Tankers Inc.

3.24	Articles of Incorporation of HS Navigation Inc.

3.25	Articles of Incorporation of HS Shipping Ltd. Inc.

3.26	Articles of Incorporation of HS South Inc.

4.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.

5.1	Opinion of Reeder & Simpson PC, Marshall Islands Counsel to Navios South American Logistics Inc.

5.2	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, Counsel to Navios South American Logistics Inc.

5.3	Opinion of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz.

5.4	Opinion of Peroni, Sosa, Tellechea, Burt & Navara.

5.5	Opinion of Ferrere Abogados.

5.6	Opinion of Vives y Asociados.

Exhibit No.	Description

10.1	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.

10.2	Registration Rights Agreement, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc. and each of the Initial Purchasers.

10.3	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.

21	Subsidiaries of Navios South American Logistics Inc.

23.1	Consent of Price Waterhouse & Co. S.R.L.

23.2	Consent of Reeder & Simpson PC (included in Exhibit 5.1).

23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.2).

23.4	Consent of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (included in Exhibit 5.3).

23.5	Consent of Peroni, Sosa, Tellechea, Burt & Navara (included in Exhibit 5.4).

23.6	Consent of Ferrere Abogados (included in Exhibit 5.5).

23.7	Consent of Vives y Asociados (included in Exhibit 5.6).

23.8	Consent of Drewry Maritime Research.

24	Power of Attorney (included on the signature page).

25	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of Wells Fargo Bank, National Association as Trustee under the Indenture.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Registered Holders and/or Participants of the Book-Entry Transfer Facility.

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients.

99.6	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

All exhibits filed herewith.